UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2021

Barclays Bank PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays Bank PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Annual Financial Report dated 18 February 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC
(Registrant)

Date: February 18, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

18 February 2021

Barclays Bank PLC

Annual Report and Accounts 2020

UK Listing Authority submission

In compliance with Disclosure Guidance & Transparency Rule (DTR) 4.1, Barclays Bank PLC announces that its Annual Report 2020 will today be submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The document may also be accessed via Barclays PLC’s website at home.barclays/annualreport

Additional information

The following information is extracted from the Barclays Bank PLC Annual Report 2020 (page references are to pages in the Annual Report) which can be found at home.barclays/annualreport and constitutes the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the Barclays Bank PLC Annual Report 2020 in full.

Strategic report
Performance review

The Strategic Report was approved by the Board of Directors on 17 February 2021 and signed on their behalf by the Chairman.

Overview
Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. The consolidation of Barclays Bank PLC and its subsidiaries is referred to as Barclays Bank Group. The terms Barclays Group and Barclays, each refers to Barclays PLC, together with its subsidiaries.

Barclays Bank PLC is the non ring-fenced bank within the Barclays Group. The Barclays Bank Group contains the majority of the Barclays Group’s Barclays International division, which is comprised of the Corporate and Investment Bank (CIB) and Consumer, Cards and Payments (CC&P) businesses. Barclays Bank PLC offers customers and clients a range of products and services spanning consumer and wholesale banking and is supported by the Barclays PLC Group-wide service company, Barclays Execution Services (BX), which provides technology, operations and functional services to businesses across the Barclays Group.

With relentless focus on delivering for customers and clients around the world, Barclays Bank PLC’s diversified business portfolio provides balance, resilience and exciting growth opportunities. Barclays Bank PLC has strong global market positions and continues to invest in people and technology in order to deliver sustainable, improved returns.

Our structure
Barclays Bank PLC consists of CIB and CC&P.

CIB
The CIB is comprised primarily of the Investment Banking, Corporate Banking and global Markets businesses, providing products and services to money managers, financial institutions, governments, supranational organisations and corporate clients to manage their funding, financing, strategic and risk management needs.

●	Banking provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance and financial risk-management solutions, as well as equity and debt fundraising services.
●
Our Corporate Banking business provides GBP and EUR working capital, transaction banking, including trade and payments, and lending services for multinational corporates and institutions, and for large and medium-sized corporate clients in the UK.

●
Our Markets business provides a broad range of clients with market insight, execution services and tailored risk management and financing solutions across equities, credit, rates and foreign exchange products.

CC&P
CC&P is comprised of our US Consumer Bank, Barclays Payments, Barclaycard Germany and our Private Bank.

●	Barclays Payments enables businesses of all sizes to make and receive payments and we continue to be a leader in payment processing and commercial paymentsa.
●
In the US, we have a partnership focused business model, offering credit cards to consumers through our partners, such as American Airlines and Wyndham Hotels & Resorts, as well as online retail savings products.

●	We also offer multiple consumer products in Germany, including credit cards, online loans, instalment purchase-financing, electronic Point of Sale financing and deposits.
●	Our Private Bank offers banking, credit and investment capabilities to meet the needs of our clients across the UK, Europe, the Middle East and Africa, and Asia.

Notes
a	Source: Nilson Report #1175.

Strategy and strategic priorities
Barclays Bank Group’s business model provides a diversified earnings portfolio to its shareholder, Barclays PLC.

Our diversification is a real strength, and we will seek to maintain and increase our diversity as we evolve. Our revenue today comes from different businesses, different types of customers and clients, and different geographies. We believe this diversification creates the balance and resilience required to deliver through the economic cycle as has been shown through 2020 during the COVID-19 pandemic.

Our strategy is to focus on customers and clients putting them at the heart of decision making. We look to maintain and increase our diversification whilst protecting and strengthening our culture.

CIB
Barclays is a European headquartered investment bank competing at scale in the US and providing universal banking services around the world. At a time of heightened stress for many corporates, governments and institutions, we maintain our client-centric focus and our commitment to a full capability offering in our CIB.

We are focused on the following areas:

1.
Adapting to the evolving needs of our clients: We continue to invest in technology that makes it easier for our clients to do business with us. That includes the development of our electronic offering in Markets and the build out of our full service Corporate Banking digital proposition.

2.
Running an efficient and effective business: Our focus is achieving better operational performance and driving improvements in market share. At the same time, we want to maintain cost discipline and drive more productive use of capital by recycling risk-weighted assets to the highest returning opportunities.

3.
Improving returns by investing in and growing our capital markets and capital efficient businesses: The capital markets are an increasingly important source of financing and growth for the global economy. In order to ensure we remain globally relevant, we want to invest to grow our share of global debt and equity underwriting. At the same time, we remain focused on growing capital-light parts of our business, including Transaction Banking and fee-led advisory work in Banking. We are also developing other higher-returning businesses where we see opportunities, including in securitised products and our prime financing business.

CC&P
Leveraging the combined strength of our CC&P businesses, we continue to serve and strive to deliver best-in-class consumer finance, private banking and payment solutions to our customers and clients.

We are focused on the following areas:

1.
Responding to changing consumer behaviour: We continue to invest in the digitalisation of our businesses, delivering new products and capabilities to reflect the growing trends within our CC&P businesses. This includes investing in a new platform based business model to build digital connections between our customers and our corporates and small businesses, creating a new multi-way value exchange ecosystem with Barclays at the centre.

2.
Building a more efficient and seamless business: We are accelerating our automation agenda to drive operational efficiency and create seamless digital journeys to enhance customer experience. For example, we launched our first fully digital application for our commercial payments cardholders who can now view their accounts through the Barclays App, as well as our new mobile app for corporate card customers.

3.
Winning new partnerships: We are focused on delivering across all our markets, through broadening our product penetration with our existing partners and pursuing new partnerships, particularly in the US, as well as building capabilities to offer new financing solutions in markets such as Germany.

Operating environment
The health and economic impacts of the COVID-19 pandemic continue to have significant implications for Barclays Bank Group, our customers and clients, and the economies and societies we serve. The global economy has experienced unprecedented fluctuations in activity levels over the last 12 months, and GDP in many of our key markets is still well below the pre-COVID-19 pandemic levels. The implications for wider society, and the way we live and interact, have also been dramatic and will continue to be for some time.

Throughout a challenging year, we are proud of the support we have been able to provide to our customers and clients. Now, we are committed to helping them re-build and, where required, adapt to new trends that may arise in the coming years such as long-term implications for population centres or global supply chains. While the vaccine rollout continues to progress, we are optimistic about the opportunities that will exist for Barclays and for our customers and clients in a recovery environment.

As a direct result of the economic consequences of the COVID-19 pandemic, there have been changes in the financial environment that we have adapted to meet. In particular, we have seen a reduction in interest rates in many of the jurisdictions where we operate, intensifying an already long-term, low-interest rate environment which we expect to endure for some time.

In the financial markets, the last 12 months were characterised by initial periods of high volatility, market dislocation and significant trading activity. The global markets revenue poola grew by 30% in 2020 due to heightened trading activity in the first part of the year, while overall capital markets issuanceb rose by 9% as companies sought to strengthen their balance sheets.

The impact of the COVID-19 pandemic on society has accelerated a number of existing trends in consumer behaviour and preferences for how to manage, spend and save money. In the last 12 months, for example, we have seen a significant further shift away from cash usage and towards contactless payments as customers adapt and embrace a low-touch environment necessitated by the COVID-19 pandemic.

These trends present significant opportunities to transform and continue to improve our services, finding further efficiencies through technology and automation, and creating new business models and partnerships based on digital engagement, customer trust and our Payments capabilities.

Post the UK’s withdrawal from the EU, the UK continues to develop a new framework for financial services regulation. We anticipate a new architecture for rulemaking and enforcement and an increase in public policy and legislative activities in the near term.

Barclays Bank Group remains subject to ongoing and significant levels of regulatory change. In particular, we continue to pay close attention to the changing landscape of prudential requirements and supervisory expectations and changing approaches to stress testing.

Notes
a	Source: Coalition Greenwich, Preliminary FY20 Competitor analysis. Based on Barclays internal business structure.
b	Source: Dealogic for the period covering 1 January to 31 December 2020.

Year in review

CIB
In Banking, we helped some of the world’s largest governments, corporations and public institutions issue debt in order to help them manage the strain that the COVID-19 pandemic placed on their operating environments. In total, we helped our corporate clients raise c.£1.6trn and governments, government-related clients and supranationals raise c.£430bn of capital in 2020. While our Banking global fee rankinga fell to 7th in 2020 from 6th in 2019, largely attributable to a decline in activity in the sectors where we have relative strength, our revenue growth of 8% is testament to a resilient performance in a challenging year.

Our Corporate Banking business played a key role in supporting the UK economy through the COVID-19 pandemic, helping clients to raise funding in excess of £15bn under UK government lending schemes including the Coronavirus Large Business Interruption Scheme and the Covid Corporate Financing Facility. In the UK, Corporate Banking deposits grew by 22% during the year, and we had over 600 net new client wins, illustrating the extent to which our corporate clients trusted us during a time of uncertainty.

Our Markets business acted as a market-maker and liquidity provider to institutions across the globe, playing a pivotal role in allowing them to manage risk during a time of unprecedented disruption. Despite a challenging environment, we were able to gain shareb to 4.9% (2019:4.3%), maintaining our global rankingb at 6th- the largest non-US bank. In line with our strategy, we have made significant progress in our multi-year effort to provide our clients with market-leading electronic capabilities.

We continued to invest in enhancing our digital proposition, including our electronic trading capabilities and our digital self-service platform. Our BARX (cross-asset electronic trading) and options platforms continue to benefit from sustained multi-year investment. The user base of iPortal, our digital self-service platform, grew in 2020, and we are seeing a continued reduction in cost to serve through digital adoption. In order to ensure a seamless experience, we have invested in resilience with client-impacting technology incidents down 14% compared to last year.

We continued to broaden our digital footprint business across Europe, with our Transaction Banking offering now digitally live across nine key EU countries, without the overheads of a branch network. Despite the challenging environment, we on-boarded over 640 new clients and attracted over £2bn of new deposits in the year.

We also continued to enjoy a strong partnership with our colleagues in BX, including in our Transaction Banking business, which had significant demand placed on its technology infrastructure during the early days of the COVID-19 pandemic, including the rapid deployment of the UK Government schemes and the distribution of support via Local Authorities. We remain committed to growing capital-light business across our expanded geographic presence and through investments in our digitalised offering.

CC&P
We forged new partnerships across all our businesses, notably in the US, where we signed a multi-year partnership agreement with Emirates, the world’s largest international airline, as well as successfully renewed partnerships with key clients across our US Consumer Bank and as such, maintained our position as a top 10 credit card issuer in the USc. Additionally, we signed a multi-year agreement for a card programme relationship with AARP, the largest non-profit, non-partisan organisation in the US dedicated to empowering people aged 50 and older to choose how they live as they age.

We launched a streamlined credit card process on Frontier Airline’s native mobile app, simplifying the application process for customers within Frontier’s booking journey. For us, it creates an exciting new capability for existing and future partners. As part of our push to broaden our product set, we also launched our card-based Equal Payment Plan proposition, which helps customers finance purchases with our partners.

The investments we have made in digital servicing have allowed us to reach a digital active user rate of 71.4% and enabled strong delivery of customer supporting programmes, including payment relief and merchant disputes. The Net Promoter Score (NPSd) for the US Consumer Bank in 2020 was +35 demonstrating an increase on our 2019 scoree.

Our Payments business maintained its position as one of the largest payment processors in Europef and secured significant new client relationships, and retained others, including BT/EE and The Range. We also launched the first phase of our Smartpay Fuse gateway solution – an intermediary merchant service that provides omni-channel transaction processing services - through our relationship with CyberSource, a Visa solution. This complements our existing suite of gateway solutions and enables us to bring best-in-class commerce products to more clients in the UK and Europe.

In Germany, we continue to be a leading lender in credit cardsg as well as providing loans. This year, we established a new partnership with leading e-commerce provider, Amazon, to offer their customers instalment lending at the point of purchase – a product that has seen increased popularity in the market.

Our Private Bank continues to strive to become a leading investments house for Ultra High Net-Worth (UHNW) and High Net-Worth (HNW) customers and Family Offices, offering more complex solutions, in collaboration with our CIB. By leveraging the global reach of our universal banking model to seamlessly deliver capabilities, we have won numerous notable client mandates. We have seen significant inflows into our discretionary investment offering as we deliver continued outperformance as highlighted by our Multi-Asset Portfolio award at the 2020 Wealth Manager Investment Performance Awards in association with Asset Risk Consultants. Additionally, our sustainable solutions won “Best ESG Investment Fund: Multi Asset” at the ESG Investing Awards 2020, aligning to our wider sustainability ambitions.

Notes
a	Source: Dealogic for the period covering 1 January to 31 December 2020.
b
Source: Coalition Greenwich, Preliminary FY20 Competitor analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues

c	Source: Nilson Report #1183.
d	Source: The Net Promoter score (NPS) is a view of how willing customers are to recommend our products and services to others.
e	Source: NICE Satmetrix Survey.
f	Source: Nilson Report #1175.
g	Source: Deutsche Bundesbank, Advanzia Bank S.A plus own calculations.

Looking ahead

CIB
Across our CIB, we will look to remain focused on maintaining our client-centric approach and, in doing so, developing opportunities to grow our business and increase returns. We will continue to focus on growth in high-returning, capital efficient parts of our business and to sustain our focus on cost discipline and operational rigour.

We will look to make further, selective investments for the long term, establishing ourselves as the leading European Corporate and Investment Bank, competing on an even footing with our US peers and operating at the most efficient scale possible.

Banking will continue to invest in select sectors, particularly Healthcare and Technology, in the US and Europe to improve revenue contribution from our equity and advisory offerings and help us narrow the gap to our US peers. We will continue to build our Sustainable and Impact Investment Banking team, ensuring that we accelerate our efforts to support growth stage companies as well as our broader client base on implementing Environmental Social Governance (ESG).

In Corporate Banking, we will look to continue the investment in our digital proposition and in our European offering, a critical enabler for Barclays ambitions across the continent. We will also focus on steadily improving our credit portfolio returns by reallocating risk-weighted assets to higher-returning opportunities, as well as making selective investments in expanding the footprint of our US Corporate Banking offering.

Markets will continue to focus on growing balances, driving client-centricity and building a large and stable income base. We will keep investing in low-touch electronic execution platforms, to drive efficiency and scale and will also seek to utilise the strength of our integrated financing platform to drive growth in client balances.

CC&P
Across our CC&P businesses, we will look to accelerate our strategy to invest in and build world-class technology and digital capabilities. This includes our focus on building out a new platform based business model, to be launched later this year, to offer differentiated products and services in partnership with our clients, to Barclays’ customers.

In the US, as we continue to pursue a partnership-centric business model, we are extending our product set to deliver incremental value to our existing partners and win new partners across a broader range of sectors.

Throughout the COVID-19 pandemic, we have seen an increase in the number of customer complaints in the US Consumer Bank, however we have largely identified the root causes and have plans in place to address these going forward.

We will drive further scale in our Payments business through best-in-class digital capabilities, expanding and diversifying our customers and partnerships, and unlocking further opportunity in Europe. We will remain closely aligned with the Corporate Bank and Business Banking in Barclays UK to maximise value for clients and leverage our proprietary digitally integrated merchant platforms to deepen penetration.

In Germany, we will seek to continue to expand our Business-to-Business-to-Consumer business and pursue instalment-lending partnerships with other retail merchants.

Through more seamless client journeys for our Private Banking clients, we will aim to drive operational efficiency and develop our existing platforms as part of our digitalisation agenda. We will continue to enhance our offering for UHNW and HNW customers, particularly across Credit and Alternatives solutions, and increasingly focus on our sustainable investment offerings.

Our role in society
Our success is judged not only by commercial performance, but also by how we act sustainably and responsibly for each other and the long term. We believe that we can, and should, make a positive difference to society, locally and globally. We do that through the choices we make about how we run our business, and through the commitments we make proactively to support others in our communities to achieve their goals. For detail on our integration of social and environmental issues into our business, please refer to pages 39 to 44 in the Barclays PLC Annual Report 2020.

As the global effort to tackle climate change grows, the Barclays Group is working to take a leading role in contributing to the transition to a low-carbon economy. In March last year, the Barclays Group set out its ambition to be a net zero bank by 2050. In November 2020, as part of its work to achieve that ambition, the Barclays Group set out the methodology and targets that begin to align the emissions the Barclays Group finances with the Paris Climate Agreement. More information is set out in the Barclays Group Environmental, Social and Governance report. More information is set out in the Barclays Group ESG report available at home.barclays/esg.

Looking ahead, we recognise that the transition to a zero-carbon economy creates commercial opportunities across our business. We see opportunity in the transition to a low-carbon economy: to strengthen relationships with our clients as we help them to adapt; to build new relationships with innovative, fast-growth organisations that are developing new green technology; and to work in partnership with academics and industry associations to contribute to the latest thinking and learn from the experience of others.

Barclays Group has also increased its commitment to green and sustainable finance, with a target to provide at least £100bn of green financing by 2030. Green financing supports the transition by providing financing that is specifically focused on green activity, including for renewables, energy efficiency and sustainable transport. This includes specific products such as Green Loans, Green Project Finance and Green Bonds.

In 2020, Barclays Group updated our Sustainable Finance Framework, which sets out our approach to classifying financing as sustainable, and references industry guidelines and principles. Barclays Group welcomes and encourages greater global harmonisation in the way this financing is defined, supported by improved data availability and company disclosures, and will be working with other financial institutions towards this goal.

For an overview of the Barclays Bank Group’s approach to managing climate change risk, please refer to pages 50 to 51 in the climate change risk management section.

Strategic report
Managing risk

The Barclays Bank Group is exposed to internal and external risks as part of our ongoing activities. These risks are managed as part of our business model.

Enterprise Risk Management Framework
Within the Barclays Bank Group, risks are identified and overseen through the Enterprise Risk Management Framework (ERMF), which supports the business in its aim to embed effective risk management and a strong risk management culture.

This ERMF governs the way in which the Barclays Bank Group identifies and manages its risks. The ERMF is approved by the Barclays PLC Board on recommendation of the Barclays Group Chief Risk Officer; it is then adopted by the Barclays Bank Group with minor modifications where needed.

The management of risk is embedded into each level of the business, with all colleagues being responsible for identifying and controlling risks.

Risk appetite
Risk appetite defines the level of risk we are prepared to accept across the different risk types, taking into consideration varying levels of financial and operational stress. Risk appetite is key for our decision making processes, including ongoing business planning and setting of strategy, new product approvals and business change initiatives.

The Barclays Bank Group may choose to adopt a lower risk appetite than allocated to it by Barclays Group.

Three Lines of Defence
The first line of defence is comprised of the revenue generating and client facing areas, along with all associated support functions, including Finance, Treasury, Human Resources and Operations and Technology. The first line identifies the risks, sets the controls and escalates risk events to the second line of defence.

The second line of defence is made up of Risk and Compliance and oversees the first line by setting the limits, rules and constraints on their operation, consistent with the risk appetite.

The third line of defence is comprised of Internal Audit, providing independent assurance over the effectiveness of governance, risk management and control over current, systemic and evolving risks.

Although the Legal function does not sit in any of the three lines, it works to support them all and plays a key role in overseeing Legal risk throughout the bank. The Legal function is also subject to oversight from the Risk and Compliance functions (second line) with respect to the management of operational and conduct risks.

Monitoring the risk profile
Together with a strong governance process, using business and Barclays Group level Risk Committees, as well as Board level forums, the Barclays Bank PLC Board receives regular information in respect of the risk profile of the Barclays Bank Group. Information received includes measures of risk profile against risk appetite as well as the identification of new and emerging risks.

We believe that our structure and governance supports us in managing risk in the changing economic, political and market environments.

The ERMF defines eight principal risks			How risks are managed
Financial Principal Risks	Credit Risk
The risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.
Credit risk teams identify, evaluate, sanction, limit and monitor various forms of credit exposure, individually and in aggregate.
Market Risk
The risk of loss arising from potential adverse changes in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
A range of complementary approaches to identify and evaluate market risk are used to capture exposure to market risk. These are measured, controlled and monitored by market risk specialists.
Treasury and Capital Risk
Liquidity risk:
The risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
Capital risk:
The risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Bank Group’s pension plans.
Interest rate risk in the Banking Book:
The risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.

Treasury and capital risk is identified and managed by specialists in Capital Planning, Liquidity, Asset and Liability Management and Market Risk. A range of approaches are used appropriate to the risk, such as; limits; plan monitoring; internal and external stress testing.

Non-Financial Principal Risks	Operational Risk
The risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events (for example fraud) where the root cause is not due to credit or market risks.

Operational risk comprises the following risks; data management and information, execution risk, financial reporting, fraud, payments processing, people, physical security, premises, prudential regulation, supplier, tax, technology and transaction operations.
It is not always cost effective or possible to attempt to eliminate all operational risks.
Operational risk is managed across the businesses and functions through an internal control environment with a view to limiting the risk to acceptable residual levels.

	Model Risk	The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.	Models are independently validated and approved prior to implementation and their performance is monitored on a continual basis.
Conduct Risk
The risk of detriment to customers, clients, market integrity, competition or the Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct.
The Compliance function sets the minimum standards required, and provides oversight to monitor that these risks are effectively managed and escalated where appropriate.
	Reputation Risk	The risk that an action, transaction, investment or event, decision or business relationship will reduce trust in the Barclays Bank Group’s integrity and/or competence.
Reputation risk is managed by embedding our purpose and values and maintaining a controlled culture within the Barclays Bank Group, with the objective of acting with integrity, enabling strong and trusted relationships with customers and clients, colleagues and broader society.

	Legal Risk	The risk of loss or imposition of penalties, damages or fines from the failure of the Barclays Bank Group to meet its legal obligations including regulatory or contractual requirements.	The Legal function supports colleagues in identifying and limiting legal risks.

Note
a	The ERMF defines eight principal risks. For further information on how these principal risks apply specifically to the Barclays Bank Group, please see pages 52 to 57

Strategic report
Performance measures

Financial performance measures
The performance of Barclays Bank PLC contributes to the Barclays Group, upon which the delivery of strategy is measured.

Income Statement

Barclays Bank Group results	2020	2019	2018
For the year ended 31 December	£m	£m	£m
Total income	15,778	14,151	13,600
Credit impairment charges	(3,377)	(1,202)	(643)
Net operating income	12,401	12,949	12,957
Operating expenses	(9,383)	(9,718)	(9,893)
GMP chargea	-	-	(140)
Litigation and conduct	(76)	(264)	(1,706)
Total operating expenses	(9,459)	(9,982)	(11,739)
Other net income	133	145	68
Profit before tax	3,075	3,112	1,286
Taxation	(624)	(332)	(229)
Profit after tax in respect of continuing operations	2,451	2,780	1,057
Loss after tax in respect of discontinued operationsb	-	-	(47)
Other equity instrument holders	(677)	(660)	(647)
Attributable profit	1,774	2,120	363

Notes
a
A £140m charge for Guaranteed Minimum Pensions in relation to the equalisation of obligations for members of the Barclays Bank UKRF. There was no capital impact of this charge as at 31 December 2018, as the Barclays Bank UKRF remained in accounting surplus.

b
Barclays Bank PLC transferred its UK banking business on 1 April 2018 to Barclays Bank UK PLC. Results relating to the UK banking business for the three months ended 31 March 2018 have been reported as a discontinued operation.

Income Statement commentary
Barclays Bank PLC continued to support its customers and clients through the COVID-19 pandemic by providing or facilitating lending, through a range of support programmes which have been introduced, as well as enabling the raising of debt and equity financing in the capital markets. Support actions, including payment holidays, were introduced to help customers and clients.

2020 compared to 2019

●
Profit before tax decreased 1% to £3,075m driven by a £1,412m decrease in CC&P to a loss before tax of £292m. This was partially offset by a £1,339m increase in CIB to £3,929m and a lower loss in Head Office of £562m (2019: £598m)

●	Total income increased 11% to £15,778m

CIB income increased 26% to £12,607m driven by a 52% increase in Markets, reflecting gains in market share as well as an increase in market sizea, wider spreads, higher levels of client activity and volatility, an 8% increase in Banking fees, partially offset by a 12% decline in Corporate as deposit balance growth was more than offset by margin compression and due to the impact of losses on the mark to market of lending and related hedge positions, and the carry costs of those hedges

CC&P income decreased 22% to £3,490m reflecting lower cards balances, margin compression and reduced payments, which were impacted by the COVID-19 pandemic, and disposal of Barclays Partner Finance (BPF) within the Barclays Group in Q220. Q220 included a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

Head Office income was an expense of £319m (2019: £320m) which included hedge accounting and funding costs on legacy capital instruments, including £85m from repurchases of the Barclays Bank PLC 7.625% Contingent Capital Note.

●	Credit impairment charges increased to £3,377m (2019: £1,202m)

CIB credit impairment charges increased to £1,565m (2019: £157m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £711m of non default provisions for future expected customer and client stress and c.£800m of single name wholesale loan charges

CC&P credit impairment charges increased to £1,720m (2019: £1,016m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The current year charge is broadly driven by £752m of non default provisions for future expected customer and client stress. As at 31 December 2020, 30 and 90 day arrears in US cards were 2.5% (Q419: 2.7%) and 1.4% (Q419: 1.4%) respectively

Head Office credit impairment charges increased to £92m (2019: £29m) due to the deterioration in economic outlook driven by the COVID-19 pandemic. The incremental £63m charge is primarily driven by provision for future expected customer stress in the Italian home loan portfolio

●	Total operating expenses decreased 5% to £9,459m

CIB total operating expenses decreased 3% to £7,129m due to cost efficiencies and discipline in the current environment, partially offset by higher bank levy charge mainly due to the non recurrence of prior year adjustments

CC&P total operating expenses decreased 8% to £2,176m reflecting cost efficiencies, lower marketing spend due to the impacts of the COVID-19 pandemic and disposal of BPF
Head Office total operating expenses decreased 36% to £154m due to lower litigation and conduct charges, partially offset by charitable donations from Barclays’ COVID-19 Community Aid Package
●	Other net income of £133m (2019: £145m) reflects gains on disposals following the sale of a number of subsidiaries within the Barclays Group

Notes
a
Data source: Coalition, Preliminary FY20 Competitor Analysis. Market share represents Barclays share of the Global Industry Revenue Pool. Analysis is based on Barclays internal business structure and internal revenues.

Balance Sheet Information
The following assets and liabilities represent key balance sheet items for Barclays Bank Group

	2020	2019
As at 31 December	£m	£m
Assets
Cash and balances at central banks	155,902	125,940
Loans and advances at amortised cost	134,267	141,636
Trading portfolio assets	127,664	113,337
Financial assets at fair value through the income statement	171,761	129,470
Derivative financial instruments	302,693	229,641
Liabilities
Deposits at amortised cost	244,696	213,881
Financial liabilities designated at fair value	249,626	204,446
Derivative financial instruments	300,580	228,940

Balance Sheet commentary
●	Cash and balances at central banks increased £30.0bn to £155.9bn within the liquidity pool
●	Loans and advances decreased £7.4bn to £134.3bn due to lower unsecured lending balances in CC&P
●	Trading portfolio assets increased £14.3bn to £127.7bn due to increased client activity
●	Financial assets at fair value through the income statement increased £42.3bn to £171.8bn driven by reverse repurchase agreements and similar secured lending
●
Derivative financial instrument assets and liabilities increased £73.1bn to £302.7bn and £71.6bn to £300.6bn respectively driven by a decrease in major interest rate curves and increased client activity

●	Deposits at amortised cost increased £30.8bn to £244.7bn due to CIB clients increasing liquidity
●	Financial liabilities designated at fair value increased £45.2bn to £249.6bn driven by repurchase agreements and similar secured borrowing

The financial information above is extracted from the financial statements. This information should be read together with the information included in the accompanying consolidated financial statements.

Other Metrics and Capitala
Barclays Bank PLC is regulated by the Prudential Regulation Authority (PRA) on a solo-consolidated basis. Barclays Bank PLC solo-consolidated comprises Barclays Bank PLC plus certain additional subsidiaries, subject to PRA approval. The disclosures below provide key metrics for Barclays Bank PLC solo-consolidated.

	2020	2019	2018
Common equity tier 1 (CET1) ratio	14.2%	13.9%	13.5%
Total risk weighted assets (RWAs)	£178.2bn	£158.4bn	£173.2bn
Capital Requirements Regulation (CRR) leverage ratio	3.9%	3.9%	4.0%

Note
a	Capital, RWAs and leverage are calculated applying the IFRS 9 transitional arrangement of the CRR as amended by CRR II.

Capital Commentary
As at 31 December 2020, Barclays Bank PLC’s solo-consolidated CET1 ratio was 14.2%, which exceeded minimum regulatory capital requirements.

Non-financial performance measures
Barclays Bank PLC is part of the Barclays Group which uses a variety of quantitative and qualitative measures to track and assess holistic strategic delivery. Barclays Group maintains a robust internal and external assurance process for our key metrics, ensuring that we have strong controls and clear data management in place.

Barclays Bank PLC has addressed the Non-Financial Reporting requirements contained in sections 414CA and 414CB of the Companies Act 2006 through the disclosure contained in the Barclays PLC Annual Report 2020 on pages 52 to 53.

Strategic report
Our people and culture

The strength and success of Barclays is in our people. We want to support their health and wellbeing, enable them to build their career and empower and motivate them to be able to provide excellent service. The following sub-sections are consistent with those detailed in the People Section of the Barclays PLC Annual Report 2020 and figures mentioned are for the Barclays Group other than where specifically mentioned.

Adapting to challenge
Events over the last 12 months have affected all our lives, and the potential for disruption has been significant. Nevertheless, we have continued to invest in our colleagues in order to strengthen our business and protect our culture. Our people have shown extraordinary adaptability and resilience, and thanks to them so has Barclays.

Throughout the COVID-19 pandemic, colleagues around the world have been working incredibly hard to continue to support our customers and clients. Many were designated as frontline or critical workers in the countries in which they work. At all times, we have worked tirelessly to prioritise each other’s safety and wellbeing, as well as taking all necessary steps to slow the spread of the virus.

We put in place a set of global principles to ensure we were doing as much as possible to support our people. This included instigation of new working patterns and technology. We also helped colleagues cope with some of the personal challenges the COVID-19 pandemic created, including offering paid leave to support self-quarantine, sickness or care for dependents, financial help with childcare and advice made available to help protect physical and mental health. Through our colleague surveys, we have also regularly checked in with our people to better understand the impact that working through the COVID-19 pandemic has had.

Barclays continues to believe that people working together in the same physical location reinforces our culture and helps with collaboration and inspiration. Where possible, and in line with local government guidance, we have instigated gradual returns to the office in certain parts of the business and in certain parts of the world. In time, with the safety and wellbeing of colleagues as our first priority, we envisage more people will return to on-site working. In advance of this, we have already put in place additional measures to ensure we are COVID-secure, including risk assessments at our sites and Return to Office Crews to support social distancing and minimise risks.

Over the last 12 months, we have learnt an enormous amount about the benefits and challenges of working more flexibly. Ultimately, we believe this will inform our ambitions for future ways of working.

A continuous conversation with colleagues
We think colleague engagement should be a two-way exercise, with equal weight placed on listening to our people as it is on keeping them informed. We want to be able to consider our colleagues’ perspective when we make decisions, including at the most senior level.

Our regular Here to Listen and Your View surveys are a key part of how we track engagement. In 2020, in part in response to the challenge of the COVID-19 pandemic, we improved the effectiveness and regularity of how we do this.

We saw a 3 percentage point increase in the response rate to our annual Your View employee engagement survey with 62% of Barclays Bank PLC colleagues responding. The results showed an increase in Barclays Bank PLC engagement levels, up 9 percentage points to 82%, and an increase of 9 percentage points to 86% of colleagues saying they would recommend Barclays as a good place to work. We were also very pleased to see that our colleagues have continued their focus on customer and client feedback, with 83% of Barclays Bank PLC respondents responding favourably to this question. In addition, 93% of Barclays Bank PLC respondents said they believe they and their teams do a good job of role modelling the values every day, an increase of 2 percentage points.

Overall, we are encouraged by our ability to work remotely in many more roles than we had previously thought possible. Our colleagues told us that they enjoyed having more flexibility in their lives, with 73% of Barclays Bank PLC respondents saying they have been able to balance personal and work demands, and 78% saying there is effective collaboration between teams.

With that said, we recognise there are also areas where we need to do more. We saw a 3 percentage point decrease this year to 77% in the number of Barclays Bank PLC colleagues who feel it is safe to speak up, while colleague feedback also indicates we have room to make our internal processes more user friendly, with only 52% of Barclays Bank PLC colleagues saying work processes make it easy for employees to be productive.

We maintain an engagement approach that is in line with the UK’s Financial Reporting Council (FRC) governance requirements. This extends to those who work for us indirectly as well, such as contractors, although in a more limited way. As of 2020, our supplier code of conduct requires organisations with more than 250 employees to demonstrate that they have an effective workforce engagement approach of their own.

The results from our surveys are an important part of the conversations our Executive Committee and Board have about our culture and how we run Barclays. We also update the Board and its relevant sub-committees throughout the year.

We monitor our culture across the organisation, and in individual business areas, through culture dashboards. These combine colleague survey data with other metrics about our business, so wider leadership can identify areas of continued strength of our culture and areas of focus for leaders.

In addition to these data sources, our leaders engage regularly with colleagues locally to hear what they think. Where possible this year, leaders visited branches or trading floors to support colleagues during the COVID-19 pandemic. However, the majority of engagement activities moved to virtual forums, with opportunities for face to face engagement being more limited due to social distancing requirements, including large-scale virtual town halls, training and development activity, mentoring, informal breakfast sessions, committee membership, ex-officio roles, diversity and wellbeing programmes, focus and consultative groups.

Direct engagement, a comprehensive reporting approach and dedicated time at board meetings, helps our Board take the issues of interest to our colleagues into account in their decision making. This has enabled them to confirm that our workforce engagement approach is effective.

We make sure we are keeping everyone up to date on the strategy, performance and progress of the organisation through a strategic, multichannel approach. This combines leader-led engagement, digital and print communication, blogs, vlogs and podcasts. In response to the COVID-19 pandemic, this year we also provided additional regular updates to colleagues to provide practical advice and support, including via a dedicated COVID-19 pandemic intranet-page.

We also engage with our people collectively through a strong and effective partnership with Unite, as well as the Barclays Group European Forum, which represents all colleagues within the European Union. In 2020 we worked together closely with the specific goal of ensuring the safety and wellbeing of our colleagues throughout the COVID-19 pandemic. Unite strongly supported the transition of many colleagues to homeworking, as well as the introduction of measures to protect colleagues working in our branches and offices. As we progress to return more colleagues to work, our union partners remain centrally involved.

We regularly brief our union partners on the strategy and progress of the business, seeking their input on ways in which we can improve the colleague experience of working for Barclays. The collective bargaining coverage of Unite in the UK represents around 84% of the Barclays Group UK workforce and 50% of the global Barclays workforce. We consult in detail with colleague representatives on major change programmes affecting our people. We do this to help us minimise compulsory job losses wherever possible, including through voluntary redundancy and redeployment.

Creating an inclusive and supportive culture
Creating an inclusive and supportive culture is not only the right thing to do, but also best for our business. It creates a sense of belonging and value and enables colleagues to perform at their best.

In 2020, we increased our focus on embedding a culture of inclusion and encouraged colleagues to become allies in the workplace. Through a new toolkit we supported them to take conscious, positive steps to make everyone feel that they belong, and develop empathy towards another group’s challenges or issues. In our Your View survey, 83% of Barclays Bank PLC colleagues told us they believe we are all in this together.

Events last year rightly prompted organisations like ours to appraise what we have been doing to aid the fight against racism, and to ask ourselves whether we can do more. Over recent months, Barclays has worked extensively with its Black colleague forums in both the UK and the US to produce a Race at Work Action Plan. The plan comprises a thorough set of actions that will open up new opportunities to attract, develop, and add to our great Black talent, using data to measure success. From 2021, we will expand our plan to include all ethnically diverse groups as well as actions to enhance our long-standing support for citizenship programmes dedicated to tackling racial inequalities in communities, as well as support of this agenda for customers and clients.

We want to become one of the most accessible and inclusive FTSE companies for all our customers, clients and colleagues. We require managers to give full and fair consideration to those with a disability on the basis of strengths, potential and ability, both when hiring and managing. We also ensure opportunities for training, career development and promotion are available to all. As part of the UK Government Disability Confident scheme, we encourage applications from people with a disability, or a physical or mental health condition.

Through our BeWell programme, we continue to provide expert advice and guidance on the practical steps colleagues can take to look after their physical and mental health. In 2020, our Mental Health Awareness e-learning became mandatory, and we regularly check-in with managers to ensure they are supporting colleagues’ wellbeing. We were also one of the first businesses to sign up to the Mental Health at Work Commitment. In our Your View survey, 77% of Barclays Bank PLC colleagues told us that Barclays supports their efforts to enhance their wellbeing.

We encourage our people to benefit from Barclays’ performance by enrolling in our share ownership plans, further strengthening their commitment to the organisation.

 Strategic Report

Section 172(1) statement

Having regard to our stakeholders in Board decision-making
The Directors have acted in the way that they considered, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole and this section forms our Section 172 disclosure, describing how, in doing so, the Directors considered the matters set out in section 172(1)(a) to (f) of the Companies Act 2006.

Details on who our stakeholders are, how management and/or the Directors engaged with them and the actions taken in response to that engagement are set out in the Barclays PLC Annual Report 2020 on pages 16 to 21 and are incorporated by reference into this statement. The Directors also took into account the views and interests of a wider set of stakeholders, including our pensioners, regulators, the Government and non-governmental organisations.

The Directors recognise that having a good understanding of the views and interests of our key stakeholders will help them to deliver our strategy in line with the Barclays Group purpose and to operate the business in a sustainable way. Consistent with its regulatory responsibilities, the Board also considers carefully the impact its decisions will have on our risk and control environment, and on business outcomes. Considering a broad range of stakeholders and their relative interests is an important part of the way in which the Board makes decisions, although in having regard to those different perspectives it is not always possible to deliver everyone’s desired result or necessarily achieve a positive outcome for all stakeholders.

How does the Board engage with stakeholders?
Depending on the decision in question, the relevance of each particular stakeholder group may differ, and equally the Board adopts a variety of methods of engagement with different stakeholder groups. The Board will sometimes engage directly with certain stakeholders on certain issues, but the number and distribution of our stakeholders and our size overall means that stakeholder engagement often takes place at an operational level. In addition to direct engagement with stakeholders by Board members, the Board regularly receives reports and considers and discusses information from across the organisation to help it understand the impact of the Barclays Bank Group’s operations on, and the interests and views of, our key stakeholders. As a result of these activities and the information it receives, the Board has an overview of engagement with stakeholders, and other relevant factors, which enables the Directors to comply with their legal duty under section 172 of the Companies Act 2006.

For more details on how our Board operates, and the way in which it reaches decisions, including the matters it discussed and debated during the year, please see our Corporate Governance Statement on pages 16 to 27. For further information on how we engage with our colleagues see the Our people and culture section on pages 11 to 12.

Engagement in action
The following example shows how the Directors have had regard to the matters set out in section 172 when discharging their duties, and the effect of those considerations in reaching certain decisions taken by them, in the context of responding to the challenges arising from the COVID-19 pandemic.

COVID-19 pandemic
The current COVID-related challenges are unprecedented in nature. Our Directors recognised that the uncertainties brought about by the prevailing macro-economic environment had wide-reaching impacts across our business and raised significant matters for consideration by the Board in the context of the Board’s responsibility for the long-term sustainable success of our organisation. In response to the growing pandemic, during 2020 our Board deep dives programme was kept under regular review in order to allow for the discussion of new topics flowing directly from the COVID-19 pandemic and topics were also informed by discussions with our shareholders and other stakeholders, as well as formal and informal Board discussions. Deep dive topics discussed by the Board during the year covered a wide range of topics, including our purpose and values, our operational mind-set during the COVID-19 pandemic and the unwinding of crisis measures, alongside updates from selected individual businesses and from key business functions including Compliance, Legal, Risk and HR. Between formal meetings, the Board received regular updates on the implementation of our strategy. In order to support our customers and clients financially throughout these unprecedented times, the Board supported management in making appropriate adjustments to our strategy and policies. COVID-19 had a wide-ranging impact on our customers and clients, and it became clear that certain support measures and products would become more relevant.

The Board also received regular updates about the steps being taken to safeguard the health and well-being of our colleagues. We have a long established approach to engaging regularly with colleagues to ensure that our Board listens and takes all perspectives into account in its decision making and action plans. As a result of COVID-19, many of our events this year have been web based. The Board has also ensured that colleagues have been provided with the necessary tools to enable the shift to remote working, including by the provision of increased technological support, laptops and other home office equipment and human resources support. Recognising the additional pressures and challenges faced by colleagues as a result of the pandemic, the Board has also endorsed the provision of support services and helplines for colleagues as well as the provision of education and training tools, including increased support in relation to mental health and wellbeing. Read more about how we supported our colleagues during the pandemic in the Our people and culture section on pages 11 to 12.

Nigel Higgins
Chairman – Barclays Bank PLC
17 February 2021

Governance
Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Barclays Bank Group keeps accounting records which disclose, with reasonable accuracy, the financial position of the Company and the Barclays Bank Group, and which enable them to ensure that the accounts comply with the Act.

The Directors are also responsible for preparing a Strategic Report, Directors’ Report and Corporate Governance Statement in accordance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the Annual Report and Financial Statements as they appear on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on page 19, confirm to the best of their knowledge that:

(a)
the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and

(b)
the management report, on pages 1 to 13, which is incorporated in the Directors’ Report, includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Stephen Shapiro
Company Secretary
17 February 2021

Barclays Bank PLC
Registered in England. Company No. 1026167

Risk review
Material existing and emerging risks

Material existing and emerging risks to the Barclays Bank Group’s future performance

The Barclays Bank Group has identified a broad range of risks to which its businesses are exposed. Material risks are those to which senior management pay particular attention and which could cause the delivery of the Barclays Bank Group’s strategy, results of operations, financial condition and/or prospects to differ materially from expectations. Emerging risks are those which have unknown components, the impact of which could crystallise over a longer time period. In addition, certain other factors beyond the Barclays Bank Group’s control, including escalation of terrorism or global conflicts, natural disasters, pandemics and similar events, although not detailed below, could have a similar impact on the Barclays Bank Group.

Material existing and emerging risks potentially impacting more than one principal risk

i)	Risks relating to the impact of COVID-19
The COVID-19 pandemic has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. There are a number of factors associated with the pandemic and its impact on global economies that could have a material adverse effect on (among other things) the profitability, capital and liquidity of financial institutions such as Barclays Bank Group.

The COVID-19 pandemic has caused disruption to the Barclays Bank Group's customers, suppliers and staff globally. Most jurisdictions in which the Barclays Bank Group operates have implemented severe restrictions on the movement of their respective populations, with a resultant significant impact on economic activity in those jurisdictions. These restrictions are being determined by the governments of individual jurisdictions (including through the implementation of emergency powers) and impacts (including the timing of implementation and any subsequent lifting or extension of restrictions) may vary from jurisdiction to jurisdiction and/or within jurisdictions. It remains unclear how the COVID-19 pandemic will evolve through 2021 (including whether there will be further waves of the COVID-19 pandemic, whether COVID-19 vaccines approved for use by regulatory authorities will be deployed successfully with desired results, whether further new strains of COVID-19 will emerge and whether, and in what manner, additional restrictions will be imposed and/or existing restrictions extended) and the Barclays Bank Group continues to monitor the situation closely. However, despite the COVID-19 contingency plans established by the Barclays Bank Group, the ability to conduct business may be adversely affected by disruptions to infrastructure, business processes and technology services, resulting from the unavailability of staff due to illness or the failure of third parties to supply services. This may cause significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, potential litigation costs (including regulatory fines, penalties and other sanctions), and reputational damage.

In many of the jurisdictions in which the Barclays Bank Group operates, schemes have been initiated by central banks, national governments and regulators to provide financial support to parts of the economy most impacted by the COVID-19 pandemic. These schemes have been designed and implemented at pace, meaning lenders (including Barclays) continue to address operational issues which have arisen in connection with the implementation of the schemes, including resolving the interaction between the schemes and existing law and regulation. In addition, the full extent of how these schemes will impact the Barclays Bank Group’s customers and therefore the impact on the Barclays Bank Group remains uncertain at this stage. However, certain actions (such as the introduction of payment holidays for various consumer lending products or the cancellation or waiver of fees associated with certain products) may negatively impact the effective interest rate earned on certain of the Barclays Bank Group's portfolios and may reduce fee income being earned on certain products and negatively impact the Barclays Bank Group's profitability. Furthermore, the introduction of, and participation in, central-bank supported loan and other financing schemes introduced as a result of the COVID-19 pandemic may negatively impact the Barclays Bank Group's risk weighted assets (RWAs), level of impairment and, in turn, capital position (particularly when any transitional relief applied to the calculation of RWAs and impairment expires). This may be exacerbated if the Barclays Bank Group is required by any government or regulator to offer forbearance or additional financial relief to borrowers or if the Barclays Bank Group is unable to rely on guarantees provided by governments in connection with financial support schemes as a result of the Barclays Banks Group’s failure to comply with scheme requirements or otherwise.

As these schemes and other financial support schemes provided by national governments (such as job retention and furlough schemes) expire, are withdrawn or are no longer supported, economic growth may be negatively impacted which may impact the Barclays Bank Group’s results of operations and profitability. In addition, the Barclays Bank Group may experience a higher volume of defaults and delinquencies in certain portfolios and may initiate collection and enforcement actions to recover defaulted debts. Where defaulting borrowers are harmed by the Barclays Bank Group’s conduct, this may give rise to civil legal proceedings, including class actions, regulatory censure, potentially significant fines and other sanctions, and reputational damage. Other legal disputes may also arise between the Barclays Bank Group and defaulting borrowers relating to matters such as breaches or enforcement of legal rights or obligations arising under loan and other credit agreements. Adverse findings in any such matters may result in the Barclays Bank Group’s rights not being enforced as intended. For further details, refer to “viii) Legal risk and legal, competition and regulatory matters” below.

The actions taken by various governments and central banks, in particular in the United Kingdom and the United States, may indicate a view on the potential severity of any economic downturn and post recovery environment, which from a commercial, regulatory and risk perspective could be significantly different to past crises and persist for a prolonged period. The COVID-19 pandemic has led to a weakening in gross domestic product (GDP) in most jurisdictions in which the Barclays Bank Group operates and an expectation of higher unemployment in those same jurisdictions. These factors all have a significant impact on the modelling of expected credit losses (ECLs) by the Barclays Bank Group. As a result, the Barclays Bank Group experienced higher ECLs in 2020 compared to prior periods and this trend may continue in 2021. The economic environment remains uncertain and future impairment charges may be subject to further volatility (including from changes to macroeconomic variable forecasts) depending on the longevity of the COVID-19 pandemic and related containment measures and the efficacy of any COVID-19 vaccines, as well as the longer term effectiveness of central bank, government and other support measures. For further details on macroeconomic variables used in the calculation of ECLs, refer to the credit risk performance section. In addition, ECLs may be adversely impacted by increased levels of default for single name exposures in certain sectors directly impacted by the COVID-19 pandemic (such as the oil and gas, retail, airline, and hospitality and leisure sectors).

Furthermore, the Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing and assessing capital adequacy. Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For further details on model risk, refer to “(v) Model risk” below.

The disruption to economic activity globally caused by the COVID-19 pandemic could adversely impact the Barclays Bank Group's other assets such as goodwill and intangibles, and the value of Barclays Bank PLC’s investments in subsidiaries. It could also impact the Barclays Bank Group's income due to lower lending and transaction volumes due to volatility or weakness in the capital markets. Other potential risks include credit rating migration which could negatively impact the Barclays Bank Group's RWAs and capital position, and potential liquidity stress due to (among other things) increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity. Furthermore, a significant increase in the utilisation of credit cards by customers could have a negative impact on the Barclays Bank Group's RWAs and capital position.

Furthermore, in order to support lending activity to promote economic growth, governments and/or regulators may limit management’s flexibility in managing its business, require the deployment of capital in particular business lines or otherwise restrict or limit capital distributions and capital allocation.

Any and all such events mentioned above could have a material adverse effect on the Barclays Bank Group's business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential credit rating agency changes of outlooks or ratings), as well as on the Barclays Bank Group's customers, employees and suppliers.

ii)	Business conditions, general economy and geopolitical issues
The Barclays Bank Group’s operations are subject to potentially unfavourable global and local economic and market conditions, as well as geopolitical developments, which may have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

A deterioration in global or local economic and market conditions may lead to (among other things): (i) deteriorating business, consumer or investor confidence and lower levels of fixed asset investment and productivity growth, which in turn may lead to lower client activity, including lower demand for borrowing from creditworthy customers; (ii) higher default rates, delinquencies, write-offs and impairment charges as borrowers struggle with the burden of additional debt; (iii) subdued asset prices and payment patterns, including the value of any collateral held by the Barclays Bank Group; (iv) mark-to-market losses in trading portfolios resulting from changes in factors such as credit ratings, share prices and solvency of counterparties; and (v) revisions to calculated ECLs leading to increases in impairment allowances. In addition, the Barclays Bank Group’s ability to borrow from other financial institutions or raise funding from external investors may be affected by deteriorating economic conditions and market disruption.

Geopolitical events may lead to further financial instability and affect economic growth. In particular:

●
Global GDP growth weakened sharply in the first half of 2020 as a result of the COVID-19 pandemic. Whilst a number of central banks and governments implemented financial stimulus packages to counter the economic impact of the pandemic, recovery has been slower than anticipated and concerns remain as to whether (a) there will be subsequent waves of the COVID-19 pandemic, (b) further financial stimulus will be required and/or (c) governments will be required to significantly increase taxation to fund these commitments. All of these factors could adversely affect economic growth, affect specific industries or countries or affect the Barclays Bank Group’s employees and business operations in affected countries. See “i) Risks relating to the impact of COVID-19” above for further details.

●
In the UK, the decision to leave the European Union (EU) may give rise to further economic and political consequences including for investment and market confidence in the UK and the remainder of EU. See “(iii) The UK’s withdrawal from the European Union” below for further details.

●
A significant proportion of the Barclays Bank Group’s portfolio is located in the US, including a major credit card portfolio and a range of corporate and investment banking exposures. The possibility of significant continued changes in US policy in certain sectors (including trade, healthcare and commodities) may have an impact on the Barclays Bank Group’s associated portfolios. Stress in the US economy, weakening GDP and the associated exchange rate fluctuations, heightened trade tensions (such as the current dispute between the US and China), an unexpected rise in unemployment and/or an increase in interest rates could lead to increased levels of impairment, resulting in a negative impact on the
Barclays Bank Group’s profitability.

●	An escalation in geopolitical tensions or increased use of protectionist measures may negatively impact the Barclays Bank Group’s business in the affected regions.
●
In China the pace of credit growth remains a concern, given the high level of leverage and despite government and regulatory action. A stronger than expected slowdown could result if authorities fail to appropriately manage growth during the transition from manufacturing towards services and the end of the investment and credit-led boom. Deterioration in emerging markets could affect the Barclays Bank Group if it results in higher impairment charges via sovereign or counterparty defaults.

iii)	The UK’s withdrawal from the European Union
There are a number of factors associated with the UK’s withdrawal from the EU, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Trade and economic activity between the EU and UK
The EU-UK Trade and Cooperation Agreement (TCA), which provides a new economic and social partnership between the EU and UK (including zero tariffs and zero quotas on all goods that comply with the appropriate rules of origin) came into force provisionally on 1 January 2021.

The TCA is a new, unprecedented arrangement between the EU and the UK, and there is some uncertainty as to its operation and the manner in which trading arrangements will be enforced by both the EU and the UK. Furthermore, the EU and/or the UK can invoke trade remedies (such as tariffs and non-tariff barriers) against each other in certain circumstances under the TCA. Resultant trading disruption may have a significant impact on economic activity in the EU and the UK which (in turn) could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Unstable economic conditions could result in (among other things):

●
a recession in the UK and/or one or more member states of the EEA in which it operates, with lower growth, higher unemployment and falling property prices, which could lead to increased impairments in relation to a number of the Barclays Bank Group’s portfolios (including, but not limited to, its UK mortgage portfolio, unsecured lending portfolio (including credit cards) and commercial real estate exposures);

●
increased market volatility (in particular in currencies and interest rates), which could impact the Barclays Bank Group’s trading book positions and affect the underlying value of assets in the banking book and securities held by the Barclays Bank Group for liquidity purposes;

●
a credit rating downgrade for one or more members of the Barclays Bank Group (either directly or indirectly as a result of a downgrade in the UK sovereign credit ratings), which could significantly increase the Barclays Bank Group’s cost of and/or reduce its access to funding, widen credit spreads and materially adversely affect the Barclays Bank Group’s interest margins and liquidity position; and/or

●
a widening of credit spreads more generally or reduced investor appetite for the Barclays Bank Group’s debt securities, which could negatively impact the Barclays Bank Group’s cost of and/or access to funding.

Current provision of financial services
The TCA does not cover financial services regulation. Accordingly, UK-based entities within the Barclays Group (such as Barclays Bank PLC and Barclays Bank UK PLC) are no longer able to rely on the European passporting framework for financial services. Barclays Bank PLC and Barclays Capital Securities Limited have put in place new arrangements in the provision of cross-border banking and investment services to customers and counterparties in the EEA (including by servicing EEA clients through the Barclays Group’s EEA hub (Barclays Bank Ireland PLC), whilst Barclays Bank UK PLC remains focused on UK customers.

The TCA was accompanied by a Joint Declaration on Financial Services, requiring the parties to agree a Memorandum of Understanding (MoU), by March 2021, establishing the framework for cooperation in financial services. The MoU will also cover how to move forward on equivalence determinations between the EU and the UK.

There can be no assurance that the EU and the UK will reach further agreement on equivalence decisions. As a result, equivalence decisions which would enable UK firms to access EEA clients on a cross border basis for certain markets products, cannot be relied upon to allow UK-based entities within the Barclays Bank Group to meet all of the needs of customers and clients based in the EEA. However, there are certain other types of equivalence decisions which are material to the operations of the Barclays Bank Group. To date, the EU and the UK have only agreed a temporary position on mutual equivalence in relation to clearing and settlement (CCP equivalence). If the current mutual, temporary equivalence decision in relation to CCP equivalence expires and is not replaced, this could have a material adverse effect on the Barclays Bank Group’s business as well as its clients. In addition, HM Treasury has made certain unilateral equivalence decisions, (including under the Capital Requirements Regulation (CRR) and the removal of such decisions could have a material impact on the operations of the Barclays Bank Group.

The Barclays Bank Group provides the majority of its cross-border banking and investment services to EEA clients via Barclays Bank Ireland PLC. Additionally, in certain EEA Member States, Barclays Bank PLC and Barclays Capital Securities Limited (BCSL) have applied for and received cross border licences to enable them to continue to conduct a limited range of activities, including accessing EEA trading venues and interdealer trading. As a result of the onshoring of EU legislation in the UK and the exercise of the UK regulators’ Temporary Transitional Powers, UK-based entities within the Barclays Bank Group are currently subject to substantially the same rules and regulations as prior to the UK’s withdrawal from the EU. It is the UK’s intention eventually to recast onshored EU legislation as part of UK legislation and PRA and FCA rules, which could result in changes to regulatory requirements in the UK.

If the regulatory regimes for EU and UK financial services change further, or if temporary permissions and equivalence decisions expire, and are not replaced, the provision of cross-border banking and investment services across the Barclays Bank Group may become more complex and costly which could have a material adverse effect on the Barclays Bank Group’s business and results of operations and could result in the Barclays Bank Group modifying its legal entity, capital and funding structures and business mix, exiting certain business activities altogether or not expanding in areas despite otherwise attractive potential returns. This may also be exacerbated if, Barclays Bank Ireland PLC expands further and, as a result of its growth and importance to the Barclays Bank Group and the EEA banking system as a whole, Barclays Bank Ireland PLC is made subject to higher capital requirements or restrictions are imposed by regulators on capital allocation and capital distributions by Barclays Bank Ireland PLC.

iv)	The impact of interest rate changes on the Barclays Bank Group’s profitability
Changes to interest rates are significant for the Barclays Bank Group, especially given the uncertainty as to the direction of interest rates and the pace at which they may change particularly in the Barclays Bank Group’s main markets of the UK and the US.

A continued period of low interest rates and flat yield curves, including any further rate cuts and/or negative interest rates, may affect and continue to put pressure on the Barclays Bank Group’s net interest margins (the difference between its lending income and borrowing costs) and could adversely affect the profitability and prospects of the Barclays Bank Group.

Interest rate rises could positively impact the Barclays Bank Group’s profitability as retail and corporate business income increases due to margin de-compression. However, further increases in interest rates, if larger or more frequent than expected, could lead to generally weaker than expected growth, reduced business confidence and higher unemployment. This, in turn, could cause stress in the lending portfolio and underwriting activity of the Barclays Bank Group with resultant higher credit losses driving an increased impairment charge which would most notably impact retail unsecured portfolios and wholesale non-investment grade lending and could have a material effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

In addition, changes in interest rates could have an adverse impact on the value of the securities held in the Barclays Bank Group’s liquid asset portfolio. Consequently, this could create more volatility than expected through the Barclays Bank Group’s Fair Value through Other Comprehensive Income (FVOCI) reserves.

v)	Competition in the banking and financial services industry
The Barclays Bank Group operates in a highly competitive environment (in particular, in the UK and US) in which it must evolve and adapt to the significant changes as a result of financial regulatory reform, technological advances, increased public scrutiny and current economic conditions. The Barclays Bank Group expects that competition in the financial services industry will continue to be intense and may have a material adverse effect on the Barclays Bank Group’s future business, results of operations and prospects.

New competitors in the financial services industry continue to emerge. For example, technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products. This has allowed financial institutions and other companies to provide electronic and internet-based financial solutions, including electronic securities trading, payments processing and online automated algorithmic-based investment advice. Furthermore, both financial institutions and their non-banking competitors face the risk that payments processing and other services could be significantly disrupted by technologies, such as cryptocurrencies, that require no intermediation. New technologies have required and could require the Barclays Bank Group to spend more to modify or adapt its products or make additional capital investments in its businesses to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies.

Ongoing or increased competition may put pressure on the pricing for the Barclays Bank Group’s products and services, which could reduce the Barclays Bank Group's revenues and profitability, or may cause the Barclays Bank Group to lose market share, particularly with respect to traditional banking products such as deposits, bank accounts and mortgage lending. This competition may be on the basis of quality and variety of products and services offered, transaction execution, innovation, reputation and price. The failure of any of the Barclays Bank Group’s businesses to meet the expectations of clients and customers, whether due to general market conditions, under-performance, a decision not to offer a particular product or service, changes in client and customer expectations or other factors, could affect the Barclays Bank Group’s ability to attract or retain clients and customers. Any such impact could, in turn, reduce the Barclays Bank Group’s revenues.

vi)	Regulatory change agenda and impact on business model
The Barclays Bank Group remains subject to ongoing significant levels of regulatory change and scrutiny in many of the countries in which it operates (including, in particular, the UK and the US). As a result, regulatory risk will remain a focus for senior management. Furthermore, a more intensive regulatory approach and enhanced requirements together with the potential lack of international regulatory co-ordination as enhanced supervisory standards are developed and implemented may adversely affect the Barclays Bank Group’s business, capital and risk management strategies and/or may result in the Barclays Bank Group deciding to modify its legal entity, capital and funding structures and business mix, or to exit certain business activities altogether or not to expand in areas despite otherwise attractive potential.

There are several significant pieces of legislation and areas of focus which will require significant management attention, cost and resource, including:
●
Changes in prudential requirements may impact minimum requirements for own funds and eligible liabilities (MREL) (including requirements for internal MREL), leverage, liquidity or funding requirements, applicable buffers and/or add-ons to such minimum requirements and risk weighted assets calculation methodologies all as may be set by international, EU or national authorities. Such or similar changes to prudential requirements or additional supervisory and prudential expectations, either individually or in aggregate, may result in, among other things, a need for further management actions to meet the changed requirements, such as:

	-	increasing capital, MREL or liquidity resources, reducing leverage and risk weighted assets;
	-	restricting distributions on capital instruments;
	-	modifying the terms of outstanding capital instruments;
	-	modifying legal entity structure (including with regard to issuance and deployment of capital, MREL and funding);
	-	changing the Barclays Bank Group’s business mix or exiting other businesses; and/or
	-	undertaking other actions to strengthen the Barclays Bank Group’s position.
●
The derivatives market has been the subject of particular focus for regulators in recent years across the G20 countries and beyond, with regulations introduced which require the reporting and clearing of standardised over the counter
(OTC) derivatives and the mandatory margining of non-cleared OTC derivatives. These regulations may increase costs for market participants, as well as reduce liquidity in the derivatives markets, in particular if there are areas of overlapping or conflicting regulation. More broadly, changes to the regulatory framework (in particular, the review of the second Markets in Financial Instruments Directive and the implementation of the Benchmarks Regulation) could entail significant costs for market participants and may have a significant impact on certain markets in which the Barclays Bank Group operates.

●
The Barclays Group and certain of its members (including Barclays Bank PLC) are subject to supervisory stress testing exercises in a number of jurisdictions. These exercises currently include the programmes of the Bank of England, the European Banking Authority (EBA), the Federal Deposit Insurance Corporation (FDIC) and the Federal Reserve Board (FRB). Failure to meet the requirements of regulatory stress tests, or the failure by regulators to approve the stress test results and capital plans of the Barclays Group, could result in the Barclays Group or certain of its members (including Barclays Bank PLC) being required to enhance their capital position, limit capital distributions or position additional capital in specific subsidiaries.

For further details on the regulatory supervision of, and regulations applicable to, the Barclays Bank Group, see the Supervision and regulation section.

vii)	The impact of climate change on the Barclays Bank Group’s business

The risks associated with climate change are subject to rapidly increasing societal, regulatory and political focus, both in the UK and internationally. Embedding climate risk into the Barclays Bank Group’s risk framework in line with regulatory expectations, and adapting the Barclays Bank Group’s operations and business strategy to address the financial risks resulting from both: (i) the physical risk of climate change; and (ii) the risk from the transition to a low carbon economy, could have a significant impact on the Barclays Bank Group’s business.

Physical risks from climate change arise from a number of factors and relate to specific weather events and longer-term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Damage to the properties and operations of borrowers could impair asset values and the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Barclays Bank Group’s portfolios. In addition, the Barclays Bank Group’s premises and resilience may also suffer physical damage due to weather events leading to increased costs for the Barclays Bank Group.

As the economy transitions to a low-carbon economy, financial institutions such as the Barclays Bank Group may face significant and rapid developments in stakeholder expectations, policy, law and regulation which could impact the lending activities the Barclays Bank Group undertakes, as well as the risks associated with its lending portfolios, and the value of the Barclays Bank Group’s financial assets. As sentiment towards climate change shifts and societal preferences change, the Barclays Bank Group may face greater scrutiny of the type of business it conducts, adverse media coverage and reputational damage, which may in turn impact customer demand for the Barclays Bank Group's products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment charges.

In addition, the impacts of physical and transition climate risks can lead to second order connected risks, which have the potential to affect the Barclays Bank Group’s retail and wholesale portfolios. The impacts of climate change may increase losses for those sectors sensitive to the effects of physical and transition risks. Any subsequent increase in defaults and rising unemployment could create recessionary pressures, which may lead to wider deterioration in the creditworthiness of the Barclays Bank Group’s clients, higher ECLs, and increased charge-offs and defaults among retail customers.

If the Barclays Bank Group does not adequately embed risks associated with climate change into its risk framework to appropriately measure, manage and disclose the various financial and operational risks it faces as a result of climate change, or fails to adapt its strategy and business model to the changing regulatory requirements and market expectations on a timely basis, it may have a material and adverse impact on the Barclays Bank Group’s level of business growth, competitiveness, profitability, capital requirements, cost of funding, and financial condition.

For further details on the Barclays Bank Group’s approach to climate change, see the climate change risk management section.

viii)	Impact of benchmark interest rate reforms on the Barclays Bank Group
For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative “risk-free” reference rates and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with ‘tough legacy’ contracts that cannot convert into or cannot add fall-back risk-free reference rates. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative “risk-free” reference rates and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Barclays Bank Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Barclays Bank Group, including, but not limited to:

●
Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative, risk-free rates, the Barclays Bank Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Barclays Bank Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare or (vi) colluding or inappropriately sharing information with competitors;

●
Financial risks: the valuation of certain of the Barclays Bank Group’s financial assets and liabilities may change. Moreover, transitioning to alternative “risk-free” reference rates may impact the ability of members of the Barclays Bank
Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative “risk-free”
reference rates (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Barclays Bank Group’s cashflows;

●
Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative “risk-free” reference rates may impact the pricing mechanisms used by the Barclays Bank Group on certain transactions;

●
Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative “risk-free” reference rates may require changes to the Barclays Bank Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Barclays Bank Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index; and

●	Accounting risk: an inability to apply hedge accounting in accordance with IFRS could lead to increased volatility in the Barclays Bank Group’s financial results and performance.

Any of these factors may have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Barclays Bank Group, see Note 40 to the financial statements.

Material existing and emerging risks impacting individual principal risks

i)	Credit risk
Credit risk is the risk of loss to the Barclays Bank Group from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to members of the Barclays Bank Group, including the whole and timely payment of principal, interest, collateral and other receivables.

a)	Impairment
The introduction of the impairment requirements of IFRS 9 Financial Instruments, resulted in impairment loss allowances that are recognised earlier, on a more forward-looking basis and on a broader scope of financial instruments, and may continue to have, a material impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Measurement involves complex judgement and impairment charges could be volatile, particularly under stressed conditions. Unsecured products with longer expected lives, such as credit cards, are the most impacted. Taking into account the transitional regime, the capital treatment on the increased reserves has the potential to adversely impact the Barclays Bank Group’s regulatory capital ratios.

In addition, the move from incurred losses to ECLs has the potential to impact the Barclays Bank Group’s performance under stressed economic conditions or regulatory stress tests. For more information, refer to Note 7 to the financial statements.

b)	Specific sectors and concentrations
The Barclays Bank Group is subject to risks arising from changes in credit quality and recovery rates of loans and advances due from borrowers and counterparties in any specific portfolio. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector. The following are areas of uncertainties to the Barclays Bank Group’s portfolio which could have a material impact on performance:
●
UK retail, hospitality and leisure. Softening demand, rising costs and a structural shift to online shopping is fuelling pressure on the UK High Street and other sectors heavily reliant on consumer discretionary spending. As these sectors continue to reposition themselves, the trend represents a potential risk in the Barclays Bank Group’s UK corporate portfolio from the perspective of its interactions with both retailers and their landlords.

●
Consumer affordability has remained a key area of focus, particularly in unsecured lending. Macroeconomic factors, such as rising unemployment, that impact a customer’s ability to service unsecured debt payments could lead to increased arrears in both unsecured and secured products. The Barclays Bank Group is exposed to the adverse credit performance of unsecured products, particularly in the US through its US Cards business.

●
UK real estate market. Barclays Bank Group’s corporate credit exposure is vulnerable to the impacts of the ongoing COVID-19 stress, with particular weakness in retail property as a result of reduced rent collections and residential development, and faces the risk of increased impairment from a material fall in property prices.

●
Leverage finance underwriting. The Barclays Bank Group takes on sub-investment grade underwriting exposure, including single name risk, particularly in the US and Europe. The Barclays Bank Group is exposed to credit events and market volatility during the underwriting period. Any adverse events during this period may potentially result in loss for the Barclays Bank Group, or an increased capital requirement should there be a need to hold the exposure for an extended period.

●
Italian mortgage and wholesale exposure. The Barclays Bank Group is exposed to a decline in the Italian economic environment through a mortgage portfolio in run-off and positions to wholesale customers. The Italian economy was severely impacted by the COVID-19 pandemic in 2020 and recovery has been slower than anticipated. Should the Italian economy deteriorate further or any recovery take longer to materialise, there could be a material adverse effect on the
Barclays Bank Group’s results of operations including, but not limited to, increased credit losses and higher impairment charges.

●
Oil & Gas sector. The Barclays Bank Group’s corporate credit exposure includes companies whose performance is dependent on the oil and gas sector. Weaker demand for energy products, in particular as a result of the COVID-19 pandemic, combined with a sustained period of lower energy prices has led to the erosion of balance sheet strength, particularly for higher cost producers and those businesses who supply goods and services to the oil and gas sector. Any recovery from the drop in demand is likely to remain volatile and energy prices could remain subdued at low levels for the foreseeable future, below the break-even point for some companies. Furthermore, in the longer term, costs associated with the transition towards renewable sources of energy may place great demands on companies that the Barclays Bank Group has exposure to globally. These factors could have a material adverse effect on the Barclays Bank Group’s business, results of operations and financial condition through increased impairment charges.

The Barclays Bank Group also has large individual exposures to single name counterparties, both in its lending activities and in its financial services and trading activities, including transactions in derivatives and transactions with brokers, central clearing houses, dealers, other banks, mutual and hedge funds and other institutional clients. The default of such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised, or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Barclays Bank Group’s results due to, for example, increased credit losses and higher impairment charges.

For further details on the Barclays Bank Group’s approach to credit risk, see the credit risk management and credit risk performance sections.

ii)	Market risk
Market risk is the risk of loss arising from potential adverse change in the value of the Barclays Bank Group’s assets and liabilities from fluctuation in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.

Economic and financial market uncertainties remain elevated, as the path of the COVID-19 pandemic is inherently difficult to predict. Further waves of the COVID-19 pandemic, deployment of COVID-19 vaccines not being as successful as desired, intensifying social unrest that weighs on market sentiment, and deteriorating trade and geopolitical tensions are some of the factors that could heighten market risks for the Barclays Bank Group’s portfolios.

In addition, the Barclays Bank Group’s trading business is generally exposed to a prolonged period of elevated asset price volatility, particularly if it negatively affects the depth of marketplace liquidity. Such a scenario could impact the Barclays Bank Group’s ability to execute client trades and may also result in lower client flow-driven income and/or market-based losses on its existing portfolio of market risks. These can include having to absorb higher hedging costs from rebalancing risks that need to be managed dynamically as market levels and their associated volatilities change.

It is difficult to predict changes in market conditions, and such changes could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the Barclays Bank Group’s approach to market risk, see the market risk management and market risk performance sections.

iii)	Treasury and capital risk
There are three primary types of treasury and capital risk faced by the Barclays Bank Group:

a)	Liquidity risk
Liquidity risk is the risk that the Barclays Bank Group is unable to meet its contractual or contingent obligations or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets. This could cause the Barclays Bank Group to fail to meet regulatory liquidity standards or be unable to support day-to-day banking activities. Key liquidity risks that the Barclays Bank Group faces include:
●
The stability of the Barclays Bank Group’s current funding profile: In particular, that part which is based on accounts and deposits payable on demand or at short notice, could be affected by the Barclays Bank Group failing to preserve the current level of customer and investor confidence. The Barclays Bank Group also regularly accesses the money and capital markets to provide short-term and long-term funding to support its operations. Several factors, including adverse macroeconomic conditions, adverse outcomes in conduct and legal, competition and regulatory matters and loss of confidence by investors, counterparties and/or customers in the Barclays Bank Group, can affect the ability of the Barclays Bank Group to access the capital markets and/or the cost and other terms upon which the Barclays Bank Group is able to obtain market funding.

●
Credit rating changes and the impact on funding costs: Rating agencies regularly review credit ratings given to Barclays Bank PLC and certain members of the Barclays Bank Group. Credit ratings are based on a number of factors, including some which are not within the Barclays Bank Group’s control (such as political and regulatory developments, changes in rating methodologies, macroeconomic conditions and the sovereign credit ratings of the countries in which the Barclays Bank Group operates).

Whilst the impact of a credit rating change will depend on a number of factors (including the type of issuance and prevailing market conditions), any reductions in a credit rating (in particular, any downgrade below investment grade) may affect the Barclays Bank Group’s access to the money or capital markets and/or terms on which the Barclays Bank Group is able to obtain market funding, increase costs of funding and credit spreads, reduce the size of the Barclays Bank Group’s deposit base, trigger additional collateral or other requirements in derivative contracts and other secured funding arrangements or limit the range of counterparties who are willing to enter into transactions with the Barclays Bank Group. Any of these factors could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

b)	Capital risk
Capital risk is the risk that the Barclays Bank Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory stress testing purposes). This includes the risk from the Barclays Bank Group’s pension plans. Key capital risks that the Barclays Bank Group faces include:
●
Failure to meet prudential capital requirements: This could lead to the Barclays Bank Group being unable to support some or all of its business activities, a failure to pass regulatory stress tests, increased cost of funding due to deterioration in investor appetite or credit ratings, restrictions on distributions including the ability to meet dividend targets, and/or the need to take additional measures to strengthen the Barclays Bank Group's capital or leverage position.

●
Adverse changes in FX rates impacting capital ratios: The Barclays Bank Group has capital resources, risk weighted assets and leverage exposures denominated in foreign currencies. Changes in foreign currency exchange rates may adversely impact the Sterling equivalent value of these items. As a result, the Barclays Bank Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Barclays Bank Group’s balance sheet to take account of foreign currency movements could result in an adverse impact on the Barclays Bank Group’s regulatory capital and leverage ratios.

●
Adverse movements in the pension fund: Adverse movements in pension assets and liabilities for defined benefit pension schemes could result in deficits on a funding and/or accounting basis. This could lead to the Barclays Bank Group making substantial additional contributions to its pension plans and/or a deterioration in its capital position. Under IAS 19, the liabilities discount rate is derived from the yields of high quality corporate bonds. Therefore, the valuation of the
Barclays Bank Group’s defined benefits schemes would be adversely affected by a prolonged fall in the discount rate due to a persistent low interest rate and/or credit spread environment. Inflation is another significant risk driver to the pension fund as the liabilities are adversely impacted by an increase in long-term inflation expectations.

c)	Interest rate risk in the banking book
Interest rate risk in the banking book is the risk that the Barclays Bank Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities. The Barclays Bank Group’s hedge programmes for interest rate risk in the banking book rely on behavioural assumptions and, as a result, the success of the hedging strategy cannot be guaranteed. A potential mismatch in the balance or duration of the hedge assumptions could lead to earnings deterioration. A decline in interest rates in G3 currencies may also compress net interest margin on retail portfolios. In addition, the Barclays Bank Group’s liquid asset portfolio is exposed to potential capital and/or income volatility due to movements in market rates and prices.

For further details on the Barclays Bank Group’s approach to treasury and capital risk, see the treasury and capital risk management and treasury and capital risk performance sections.

iv)	Operational risk
Operational risk is the risk of loss to the Barclays Bank Group from inadequate or failed processes or systems, human factors or due to external events where the root cause is not due to credit or market risks. Examples include:

a)	Operational resilience
The Barclays Bank Group functions in a highly competitive market, with market participants that expect consistent and smooth business processes. The loss of or disruption to business processing is a material inherent risk within the Barclays Bank Group and across the financial services industry, whether arising through impacts on the Barclays Bank Group’s technology systems or availability of personnel or services supplied by third parties. Failure to build resilience and recovery capabilities into business processes or into the services of technology, real estate or suppliers on which the Barclays Bank Group’s business processes depend, may result in significant customer detriment, costs to reimburse losses incurred by the Barclays Bank Group’s customers, and reputational damage.

b)	Cyber-attacks
Cyber-attacks continue to be a global threat that is inherent across all industries, with a spike in both number and severity of attacks observed recently. The financial sector remains a primary target for cyber criminals, hostile nation states, opportunists and hacktivists. The Barclays Bank Group, like other financial institutions, experiences numerous attempts to compromise its cyber security.

The Barclays Bank Group dedicates significant resources to reducing cyber security risks, but it cannot provide absolute security against cyber-attacks. Malicious actors are increasingly sophisticated in their methods, seeking to steal money, gain unauthorised access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognised until launched, such as zero-day attacks that are launched before patches and defences can be readied. Cyber-attacks can originate from a wide variety of sources and target the Barclays Bank Group in numerous ways, including attacks on networks, systems, or devices used by the Barclays Bank Group or parties such as service providers and other suppliers, counterparties, employees, contractors, customers or clients, presenting the Barclays Bank Group with a vast and complex defence perimeter. Moreover, the Barclays Bank Group does not have direct control over the cyber security of the systems of its clients, customers, counterparties and third-party service providers and suppliers, limiting the Barclays Bank Group’s ability to effectively defend against certain threats.

A failure in the Barclays Bank Group’s adherence to its cyber security policies, procedures or controls, employee malfeasance, and human, governance or technological error could also compromise the Barclays Bank Group’s ability to successfully defend against cyber-attacks. Furthermore, certain legacy technologies that are at or approaching end-of-life may not be able to be able to maintained to acceptable levels of security. The Barclays Bank Group has experienced cyber security incidents and near-misses in the past, and it is inevitable that additional incidents will occur in the future. Cyber security risks will continue to increase, due to factors such as the increasing demand across the industry and customer expectations for continued expansion of services delivered over the Internet; increasing reliance on Internet-based products, applications and data storage; and changes in ways of working by the Barclays Bank Group’s employees, contractors, and third party service providers and suppliers and their sub-contractors in response to the COVID-19 pandemic. Bad actors have taken advantage of remote working practices and modified customer behaviours during the COVID-19 pandemic, exploiting the situation in novel ways that may elude defences.

Common types of cyber-attacks include deployment of malware, including destructive ransomware; denial of service and distributed denial of service (DDoS) attacks; infiltration via business email compromise, including phishing, or via social engineering, including vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches. A successful cyber-attack of any type has the potential to cause serious harm to the Barclays Bank Group or its clients and customers, including exposure to potential contractual liability, litigation, regulatory or other government action, loss of existing or potential customers, damage to the Barclays Bank Group’s brand and reputation, and other financial loss. The impact of a successful cyber-attack also is likely to include operational consequences (such as unavailability of services, networks, systems, devices or data) remediation of which could come at significant cost.

Regulators worldwide continue to recognise cyber security as an increasing systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience to cyber-attacks. A successful cyber-attack may, therefore, result in significant regulatory fines on the Barclays Bank Group.

For further details on the Barclays Bank Group’s approach to cyber-attacks, see the operational risk performance section.

c)	New and emergent technology
Technology is fundamental to the Barclays Bank Group’s business and the financial services industry. Technological advancements present opportunities to develop new and innovative ways of doing business across the Barclays Bank Group, with new solutions being developed both in-house and in association with third-party companies. For example, payment services and securities, futures and options trading are increasingly occurring electronically, both on the Barclays Bank Group’s own systems and through other alternative systems, and becoming automated. Whilst increased use of electronic payment and trading systems and direct electronic access to trading markets could significantly reduce the Barclays Bank Group’s cost base, it may, conversely, reduce the commissions, fees and margins made by the Barclays Bank Group on these transactions which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Introducing new forms of technology, however, has the potential to increase inherent risk. Failure to evaluate, actively manage and closely monitor risk exposure during all phases of business development could introduce new vulnerabilities and security flaws and have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

d)	External fraud
The nature of fraud is wide-ranging and continues to evolve, as criminals continually seek opportunities to target the Barclays Bank Group’s business activities and exploit changes to customer behaviour and product and channel use (such as the increased use of digital products and enhanced online services). Fraud attacks can be very sophisticated and are often orchestrated by highly organised crime groups who use ever more sophisticated techniques to target customers and clients directly to obtain confidential or personal information that can be used to commit fraud. The impact from fraud can lead to customer detriment, financial losses (including the reimbursement of losses incurred by customers), loss of business, missed business opportunities and reputational damage, all of which could have a material adverse impact on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

e)	Data management and information protection
The Barclays Bank Group holds and processes large volumes of data, including personally identifiable information, intellectual property, and financial data and the Barclays Bank Group’s businesses are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals, including Regulation (EU) 2016/679 (General Data Protection Regulation (GDPR)). The protected parties can include: (i) the Barclays Bank Group’s clients and customers, and prospective clients and customers; (ii) clients and customers of the Barclays Bank Group’s clients and customers; (iii) employees and prospective employees; and (iv) employees of the Barclays Bank Group’s suppliers, counterparties and other external parties.

The international nature of both the Barclays Bank Group’s business and its IT infrastructure also means that personal information may be available in countries other than those from where it originated. Accordingly, the Barclays Bank Group needs to ensure that its collection, use, transfer and storage of personal information complies with all applicable laws and regulations in all relevant jurisdictions, which could: (i) increase the Barclays Bank Group’s compliance and operating costs; (ii) impact the development of new products or services, impact the offering of existing products or services, or affect how products and services are offered to clients and customers; (iii) demand significant oversight by the Barclays Bank Group’s management; and (iv) require the Barclays Bank Group to review some elements of the structure of its businesses, operations and systems in less efficient ways.

Concerns regarding the effectiveness of the Barclays Bank Group’s measures to safeguard personal information, or even the perception that those measures are inadequate, could expose the Barclays Bank Group to the risk of loss or unavailability of data or data integrity issues and/or cause the Barclays Bank Group to lose existing or potential clients and customers, and thereby reduce the Barclays Bank Group’s revenues. Furthermore, any failure or perceived failure by the Barclays Bank Group to comply with applicable privacy or data protection laws and regulations may subject it to potential contractual liability, litigation, regulatory or other government action (including significant regulatory fines) and require changes to certain operations or practices which could also inhibit the Barclays Bank Group’s development or marketing of certain products or services, or increase the costs of offering them to customers. Any of these events could damage the Barclays Bank Group’s reputation and otherwise materially adversely affect its business, results of operations, financial condition and prospects.

f)	Algorithmic trading
In some areas of the investment banking business, trading algorithms are used to price and risk manage client and principal transactions. An algorithmic error could result in erroneous or duplicated transactions, a system outage, or impact the Barclays Bank Group’s pricing abilities, which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects and reputation.

g)	Processing error
The Barclays Bank Group’s businesses are highly dependent on its ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex and occur at high volumes and frequencies, across numerous and diverse markets in many currencies. As the Barclays Bank Group’s customer base and geographical reach expand and the volume, speed, frequency and complexity of transactions, especially electronic transactions (as well as the requirements to report such transactions on a real-time basis to clients, regulators and exchanges) increase, developing, maintaining and upgrading operational systems and infrastructure becomes more challenging, and the risk of systems or human error in connection with such transactions increases, as well as the potential consequences of such errors due to the speed and volume of transactions involved and the potential difficulty associated with discovering errors quickly enough to limit the resulting consequences. Furthermore, events that are wholly or partially beyond the Barclays Bank Group’s control, such as a spike in transaction volume, could adversely affect the Barclays Bank Group’s ability to process transactions or provide banking and payment services.

Processing errors could result in the Barclays Bank Group, among other things, (i) failing to provide information, services and liquidity to clients and counterparties in a timely manner; (ii) failing to settle and/or confirm transactions; (iii) causing funds transfers, capital markets trades and/or other transactions to be executed erroneously, illegally or with unintended consequences; and (iv) adversely affecting financial, trading or currency markets. Any of these events could materially disadvantage the Barclays Bank Group’s customers, clients and counterparties (including them suffering financial loss) and/or result in a loss of confidence in the Barclays Bank Group which, in turn, could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

h)	Supplier exposure
The Barclays Bank Group depends on suppliers for the provision of many of its services and the development of technology. Whilst the Barclays Bank Group depends on suppliers, it remains fully accountable for any risk arising from the actions of suppliers. The dependency on suppliers and sub-contracting of outsourced services introduces concentration risk where the failure of specific suppliers could have an impact on the Barclays Bank Group’s ability to continue to provide material services to its customers. Failure to adequately manage supplier risk could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

i)	Estimates and judgements relating to critical accounting policies and capital disclosures
The preparation of financial statements requires the application of accounting policies and judgements to be made in accordance with IFRS. Regulatory returns and capital disclosures are prepared in accordance with the relevant capital reporting requirements and also require assumptions and estimates to be made. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges, taxes, fair value of financial instruments, pensions and post-retirement benefits, and provisions including conduct and legal, competition and regulatory matters (see the notes to the audited financial statements for further details). There is a risk that if the judgement exercised, or the estimates or assumptions used, subsequently turn out to be incorrect, this could result in material losses to the Barclays Bank Group, beyond what was anticipated or provided for. Further development of accounting standards and capital interpretations could also materially impact the Barclays Bank Group’s results of operations, financial condition and prospects.

j)	Tax risk
The Barclays Bank Group is required to comply with the domestic and international tax laws and practice of all countries in which it has business operations. There is a risk that the Barclays Bank Group could suffer losses due to additional tax charges, other financial costs or reputational damage as a result of failing to comply with such laws and practice, or by failing to manage its tax affairs in an appropriate manner, with much of this risk attributable to the international structure of the Barclays Bank Group. In addition, increasing reporting and disclosure requirements around the world and the digitisation of the administration of tax has potential to increase the Barclays Bank Group’s tax compliance obligations further.

k)	Ability to hire and retain appropriately qualified employees
As a regulated financial institution, the Barclays Bank Group requires diversified and specialist skilled colleagues. The Barclays Bank Group’s ability to attract, develop and retain a diverse mix of talent is key to the delivery of its core business activity and strategy. This is impacted by a range of external and internal factors, such as the UK’s decision to leave the EU and the enhanced individual accountability applicable to the banking industry. Failure to attract or prevent the departure of appropriately qualified and skilled employees could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Additionally, this may result in disruption to service which could in turn lead to disenfranchising certain customer groups, customer detriment and reputational damage.

For further details on the Barclays Bank Group’s approach to operational risk, see the operational risk management and operational risk performance sections.

v)	Model risk
Model risk is the risk of potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports. The Barclays Bank Group relies on models to support a broad range of business and risk management activities, including informing business decisions and strategies, measuring and limiting risk, valuing exposures (including the calculation of impairment), conducting stress testing, assessing capital adequacy, supporting new business acceptance and risk and reward evaluation, managing client assets, and meeting reporting requirements.

Models are, by their nature, imperfect and incomplete representations of reality because they rely on assumptions and inputs, and so they may be subject to errors affecting the accuracy of their outputs and/or misused. This may be exacerbated when dealing with unprecedented scenarios, such as the COVID-19 pandemic, due to the lack of reliable historical reference points and data. For instance, the quality of the data used in models across the Barclays Bank Group has a material impact on the accuracy and completeness of its risk and financial metrics. Model errors or misuse may result in (among other things) the Barclays Bank Group making inappropriate business decisions and/or inaccuracies or errors being identified in the Barclays Bank Group’s risk management and regulatory reporting processes. This could result in significant financial loss, imposition of additional capital requirements, enhanced regulatory supervision and reputational damage, all of which could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

For further details on the Barclays Bank Group’s approach to model risk, see the model risk management and model risk performance sections.

vi)	Conduct risk
Conduct risk is the risk of detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group from the inappropriate supply of financial services, including instances of wilful or negligent misconduct. This risk could manifest itself in a variety of ways:

a)	Employee misconduct
The Barclays Bank Group’s businesses are exposed to risk from potential non-compliance with its policies and standards and instances of wilful and negligent misconduct by employees, all of which could result in potential customer and client detriment, enforcement action (including regulatory fines and/or sanctions), increased operation and compliance costs, redress or remediation or reputational damage which in turn could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects. Examples of employee misconduct which could have a material adverse effect on the Barclays Bank Group’s business include (i) employees improperly selling or marketing the Barclays Bank Group’s products and services; (ii) employees engaging in insider trading, market manipulation or unauthorised trading; or (iii) employees misappropriating confidential or proprietary information belonging to the Barclays Bank Group, its customers or third parties. These risks may be exacerbated in circumstances where the Barclays Bank Group is unable to rely on physical oversight and supervision of employees (such as during the COVID-19 pandemic where employees have worked remotely).

b)	Customer engagement
The Barclays Bank Group must ensure that its customers, particularly those that are vulnerable, are able to make well-informed decisions on how best to use the Barclays Bank Group’s financial services and understand that they are appropriately protected if something goes wrong. Poor customer outcomes can result from the failure to: (i) communicate fairly and clearly with customers; (ii) provide services in a timely and fair manner; and (iii) undertake appropriate activity to address customer detriment, including the adherence to regulatory and legal requirements on complaint handling. The Barclays Bank Group is at risk of financial loss and reputational damage as a result.

c)	Product design and review risk
Products and services must meet the needs of clients, customers, markets and the Barclays Bank Group throughout their lifecycle, However, there is a risk that the design and review of the Barclays Bank Group products and services fail to reasonably consider and address potential or actual negative outcomes, which may result in customer detriment, enforcement action (including regulatory fines and/or sanctions), redress and remediation and reputational damage. Both the design and review of products and services are a key area of focus for regulators and the Barclays Bank Group, and this focus is set to continue in 2021.

d)	Financial crime
The Barclays Bank Group may be adversely affected if it fails to effectively mitigate the risk that third parties or its employees facilitate, or that its products and services are used to facilitate, financial crime (money laundering, terrorist financing, breaches of economic and financial sanctions, bribery and corruption, and the facilitation of tax evasion). UK and US regulations covering financial institutions continue to focus on combating financial crime. Failure to comply may lead to enforcement action by the Barclays Bank Group’s regulators, including severe penalties, which may have a material adverse effect on the Barclays Bank Group’s business, financial condition and prospects.

e)	Regulatory focus on culture and accountability
Regulators around the world continue to emphasise the importance of culture and personal accountability and enforce the adoption of adequate internal reporting and whistleblowing procedures to help to promote appropriate conduct and drive positive outcomes for customers, colleagues, clients and markets. The requirements and expectations of the UK Senior Managers Regime, Certification Regime and Conduct Rules have reinforced additional accountabilities for individuals across the Barclays Bank Group with an increased focus on governance and rigour. Failure to meet these requirements and expectations may lead to regulatory sanctions, both for the individuals and the Barclays Bank Group.

For further details on the Barclays Bank Group’s approach to conduct risk, see the conduct risk management and conduct risk performance sections.

vii)	Reputation risk
Reputation risk is the risk that an action, transaction, investment, event, decision or business relationship will reduce trust in the Barclays Bank Group’s integrity and competence.

Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputation risk. Stakeholder expectations constantly evolve, and so reputation risk is dynamic and varies between geographical regions, groups and individuals. A risk arising in one business area can have an adverse effect upon the Barclays Bank Group’s overall reputation and any one transaction, investment or event (in the perception of key stakeholders) can reduce trust in the Barclays Bank Group’s integrity and competence. The Barclays Bank Group’s association with sensitive topics and sectors has been, and in some instances continues to be, an area of concern for stakeholders, including (i) the financing of, and investments in, businesses which operate in sectors that are sensitive because of their relative carbon intensity or local environmental impact; (ii) potential association with human rights violations (including combating modern slavery) in the Barclays Bank Group’s operations or supply chain and by clients and customers; and (iii) the financing of businesses which manufacture and export military and riot control goods and services.

Reputation risk could also arise from negative public opinion about the actual, or perceived, manner in which the Barclays Bank Group conducts its business activities, or the Barclays Bank Group’s financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Negative public opinion may adversely affect the Barclays Bank Group’s ability to retain and attract customers, in particular, corporate and retail depositors, and to retain and motivate staff, and could have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

In addition to the above, reputation risk has the potential to arise from operational issues or conduct matters which cause detriment to customers, clients, market integrity, effective competition or the Barclays Bank Group (see “iv) Operational risk” above).

For further details on the Barclays Bank Group’s approach to reputation risk, see reputation risk management and reputation risk performance sections.

viii)	Legal risk and legal, competition and regulatory matters
The Barclays Bank Group conducts activities in a highly regulated market which exposes it and its employees to legal risk arising from (i) the multitude of laws and regulations that apply to the businesses it operates, which are highly dynamic, may vary between jurisdictions, and are often unclear in their application to particular circumstances especially in new and emerging areas; and (ii) the diversified and evolving nature of the Barclays Bank Group’s businesses and business practices. In each case, this exposes the Barclays Bank Group and its employees to the risk of loss or the imposition of penalties, damages or fines from the failure of members of the Barclays Bank Group to meet their respective legal obligations, including legal or contractual requirements. Legal risk may arise in relation to any number of the risk material existing and emerging risks identified above.

A breach of applicable legislation and/or regulations by the Barclays Bank Group or its employees could result in criminal prosecution, regulatory censure, potentially significant fines and other sanctions. Where clients, customers or other third parties are harmed by the Barclays Bank Group’s conduct, this may also give rise to civil legal proceedings, including class actions. Other legal disputes may also arise between the Barclays Bank Group and third parties relating to matters such as breaches or enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Barclays Bank Group being liable to third parties or may result in the Barclays Bank Group’s rights not being enforced as intended.

Details of legal, competition and regulatory matters to which the Barclays Bank Group is currently exposed are set out in Note 25. In addition to matters specifically described in Note 25, the Barclays Bank Group is engaged in various other legal proceedings which arise in the ordinary course of business. The Barclays Bank Group is also subject to requests for information, investigations and other reviews by regulators, governmental and other public bodies in connection with business activities in which the Barclays Bank Group is, or has been, engaged.

The outcome of legal, competition and regulatory matters, both those to which the Barclays Bank Group is currently exposed and any others which may arise in the future, is difficult to predict. In connection with such matters, the Barclays Bank Group may incur significant expense, regardless of the ultimate outcome, and any such matters could expose the Barclays Bank Group to any of the following outcomes: substantial monetary damages, settlements and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Barclays Bank Group’s business operations including the withdrawal of authorisations; increased regulatory compliance requirements or changes to laws or regulations; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Barclays Bank Group’s reputation; loss of confidence by investors, counterparties, clients and/or customers; risk of credit rating agency downgrades; potential negative impact on the availability and/or cost of funding and liquidity; and/or dismissal or resignation of key individuals. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those arising after the date of this Annual Report) will not have a material adverse effect on the Barclays Bank Group’s business, results of operations, financial condition and prospects.

Consolidated financial statements
Consolidated income statement

		2020	2019	2018
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Interest and similar income	3	6,006	8,085	7,459
Interest and similar expense	3	(2,846)	(4,178)	(4,329)
Net interest income		3,160	3,907	3,130
Fee and commission income	4	7,417	7,664	7,392
Fee and commission expense	4	(1,758)	(1,992)	(1,785)
Net fee and commission income		5,659	5,672	5,607
Net trading income	5	7,076	4,073	4,364
Net investment (expense)/income	6	(121)	420	394
Other income		4	79	105
Total income		15,778	14,151	13,600
Credit impairment charges	7	(3,377)	(1,202)	(643)
Net operating income		12,401	12,949	12,957
Staff costs	29	(4,365)	(4,565)	(4,874)
Infrastructure costs	8	(816)	(835)	(935)
Administration and general expenses	8	(4,202)	(4,318)	(4,224)
Litigation and conduct	8	(76)	(264)	(1,706)
Operating expenses	8	(9,459)	(9,982)	(11,739)
Share of post-tax results of associates and joint ventures		7	57	68
Profit on disposal of subsidiaries, associates and joint ventures		126	88	-
Profit before tax		3,075	3,112	1,286
Taxation	9	(624)	(332)	(229)
Profit after tax in respect of continuing operations		2,451	2,780	1,057
Loss after tax in respect of discontinued operations	38	-	-	(47)
Profit after tax		2,451	2,780	1,010

Attributable to:
Equity holders of the parent		1,774	2,120	363
Other equity instrument holders		677	660	647
Total equity holders of the parent		2,451	2,780	1,010
Profit after tax		2,451	2,780	1,010

Consolidated financial statements
Consolidated statement of comprehensive income

	2020	2019	2018
For the year ended 31 December	£m	£m	£m
Profit after tax	2,451	2,780	1,010
Profit after tax in respect of continuing operations	2,451	2,780	1,057
Loss after tax in respect of discontinuing operations	-	-	(47)
Other comprehensive income/(loss) that may be recycled to profit or loss from continuing operations:
Currency translation reserve
Currency translation differencesa	(647)	(544)	844
Fair value through other comprehensive income reserve movement relating to debt securities
Net gains/(losses) from changes in fair value	2,402	2,465	(475)
Net (gains)/losses transferred to net profit on disposal	(251)	(454)	74
Net losses transferred to net profit due to impairment	1	1	4
Net (losses)/gains due to fair value hedging	(1,640)	(1,782)	165
Other movements	-	(8)	(25)
Tax	(130)	(63)	53
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	1,366	823	(197)
Net gains transferred to net profit	(282)	(141)	(213)
Tax	(291)	(171)	103
Other	3	16	27
Other comprehensive income that may be recycled to profit or loss from continuing operations	531	142	360

Other comprehensive (loss)/income not recycled to profit or loss from continuing operations:
Retirement benefit remeasurements	(77)	(280)	412
Fair value through other comprehensive income reserve movements relating to equity instruments	1	-	(141)
Own credit	(810)	(316)	77
Tax	198	150	(118)
Other comprehensive (loss)/income not recycled to profit or loss from continuing operations	(688)	(446)	230

Other comprehensive (loss)/income for the year from continuing operations	(157)	(304)	590

Other comprehensive loss for the year from discontinued operation	-	-	(3)

Total comprehensive income/(loss) for the year
Total comprehensive income for the year, net of tax from continuing operations	2,294	2,476	1,647
Total comprehensive loss for the year, net of tax from discontinued operation	-	-	(50)
Total comprehensive income for the year	2,294	2,476	1,597

Attributable to:
Equity holders of the parent	2,294	2,476	1,597
Total comprehensive income for the year	2,294	2,476	1,597

Note
a	Includes £8m loss (2019: £15m profit; 2018: £41m loss) on recycling of currency translation differences.

Consolidated financial statements

Consolidated balance sheet

		2020	2019
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		155,902	125,940
Cash collateral and settlement balances		97,616	79,486
Loans and advances at amortised cost	18	134,267	141,636
Reverse repurchase agreements and other similar secured lending		8,981	1,731
Trading portfolio assets	11	127,664	113,337
Financial assets at fair value through the income statement	12	171,761	129,470
Derivative financial instruments	13	302,693	229,641
Financial assets at fair value through other comprehensive income	14	51,902	45,406
Investments in associates and joint ventures	34	24	295
Goodwill and intangible assets	21	1,154	1,212
Property, plant and equipment	19	1,537	1,631
Current tax assets		424	898
Deferred tax assets	9	2,552	2,460
Retirement benefit assets	31	1,814	2,108
Other assets		1,440	1,421
Total assets		1,059,731	876,672
Liabilities
Deposits at amortised cost	18	244,696	213,881
Cash collateral and settlement balances		85,549	67,682
Repurchase agreements and other similar secured borrowing		10,443	2,032
Debt securities in issue		29,423	33,536
Subordinated liabilities	26	32,005	33,425
Trading portfolio liabilities	11	46,139	35,212
Financial liabilities designated at fair value	15	249,626	204,446
Derivative financial instruments	13	300,580	228,940
Current tax liabilities		644	320
Deferred tax liabilities	9	225	80
Retirement benefit liabilities	31	232	313
Other liabilities	22	5,251	5,239
Provisions	23	1,208	951
Total liabilities		1,006,021	826,057
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments	27	8,621	8,323
Other reserves	28	3,183	3,235
Retained earnings		39,558	36,709
Total equity		53,710	50,615
Total liabilities and equity		1,059,731	876,672

The Board of Directors approved the financial statements on pages 148 to 268 on 17 February 2021

James E Staley
Barclays Bank Group – Chief Executive Officer

Steven Ewart
Barclays Bank Group – Chief Financial Officer

Consolidated financial statements

Consolidated statement of changes in equity

	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	8,323	3,235	36,709	50,615	-	50,615
Profit after tax	-	677	-	1,774	2,451	-	2,451
Currency translation movements	-	-	(647)	-	(647)	-	(647)
Fair value through other comprehensive income reserve	-	-	383	-	383	-	383
Cash flow hedges	-	-	793	-	793	-	793
Retirement benefit remeasurement	-	-	-	(108)	(108)	-	(108)
Own credit reserve	-	-	(581)	-	(581)	-	(581)
Other	-	-	-	3	3	-	3
Total comprehensive income for the year	-	677	(52)	1,669	2,294	-	2,294
Issue and exchange of other equity instruments	-	298	-	(53)	245	-	245
Other equity instruments coupons paid	-	(677)	-	-	(677)	-	(677)
Equity settled share schemes	-	-	-	349	349	-	349
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(300)	(300)	-	(300)
Dividends on ordinary shares	-	-	-	(263)	(263)	-	(263)
Dividends on preference shares and other shareholders equity	-	-	-	(42)	(42)	-	(42)
Capital contribution from Barclays Plc	-	-	-	1,500	1,500	-	1,500
Other reserve movements	-	-	-	(11)	(11)	-	(11)
Balance as at 31 December 2020	2,348	8,621	3,183	39,558	53,710	-	53,710

	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity excluding non-controlling interests	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	7,595	3,361	34,405	47,709	2	47,711
Profit after tax	-	660	-	2,120	2,780	-	2,780
Currency translation movements	-	-	(544)	-	(544)	-	(544)
Fair value through other comprehensive income reserve	-	-	159	-	159	-	159
Cash flow hedges	-	-	511	-	511	-	511
Retirement benefit remeasurement	-	-	-	(194)	(194)	-	(194)
Own credit reserve	-	-	(252)	-	(252)	-	(252)
Other	-	-	-	16	16	-	16
Total comprehensive income for the year	-	660	(126)	1,942	2,476	-	2,476
Issue and exchange of other equity instruments	-	728	-	(406)	322	-	322
Other equity instruments coupons paid	-	(660)	-	-	(660)	-	(660)
Equity settled share schemes	-	-	-	392	392	-	392
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(349)	(349)	-	(349)
Dividends on ordinary shares	-	-	-	(233)	(233)	-	(233)
Dividends on preference shares and other shareholders equity	-	-	-	(41)	(41)	-	(41)
Capital contribution from Barclays Plc	-	-	-	995	995	-	995
Other reserve movements	-	-	-	4	4	(2)	2
Balance as at 31 December 2019	2,348	8,323	3,235	36,709	50,615	-	50,615

Notes
a	For further details refer to Note 27.
b	For further details refer to Note 28.

Consolidated financial statements

Consolidated cash flow statement

		2020	2019a	2018a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		3,075	3,112	1,286
Adjustment for non-cash items:
Credit impairment charges		3,377	1,202	643
Depreciation, amortisation and impairment of property, plant and equipment and intangibles		441	459	397
Other provisions, including pensions		634	417	2,274
Net profit on disposal of investments and property, plant and equipment		(119)	(84)	-
Other non-cash movements including exchange rate movementsc		(2,362)	(742)	(4,097)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balances b		4,098	(5,762)	(4,862)
Net decrease/(increase) in loans and advances at amortised cost c		7,142	3,937	(7,215)
Net increase in reverse repurchase agreements and other similar secured lending		(7,250)	(118)	(434)
Net increase in deposits		31,148	14,544	16,316
Net (decrease)/ increase debt securities in issue		(4,113)	(5,762)	14
Net increase/(decrease) in repurchase agreements and other similar secured borrowing		8,411	(5,346)	2
Net (increase)/decrease in derivative financial instruments		(1,604)	2,390	(6,419)
Net (increase)/decrease in trading assets		(14,327)	(9,299)	10,102
Net increase/(decrease) in trading liabilities		10,927	(1,402)	1,688
Net decrease/(increase) in financial assets and liabilities designated at fair value		2,889	2,485	(6,284)
Net (increase)/decrease in other assets		(93)	(44)	949
Net increase/(decrease) in other liabilities		13	(991)	(6,099)
Corporate income tax (paid)/received		(12)	894	(409)
Net cash from operating activities		42,275	(110)	(2,148)
Purchase of debt securities at amortised cost c		(7,890)	(8,565)	(1,564)
Proceeds from sale or redemption of debt securities at amortised cost c		3,527	1,305	5,109
Purchase of financial assets at fair value through other comprehensive income		(57,640)	(67,056)	(106,330)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		53,367	67,743	108,038
Purchase of property, plant and equipment and intangibles		(303)	(610)	(422)
Proceeds from sale of property, plant and equipment and intangibles		-	-	35
Disposal of discontinued operation, net of cash disposed		-	-	(39,703)
Disposal of subsidiaries and associates, net of cash disposed		736	617	-
Other cash flows associated with investing activities		11	95	1,191
Net cash from investing activities		(8,192)	(6,471)	(33,646)
Dividends paid and coupon payments on other equity instruments		(982)	(934)	(1,142)
Issuance of subordinated debt	26	3,856	6,785	221
Redemption of subordinated debt		(4,746)	(6,574)	(3,246)
Issue of shares and other equity instruments		1,134	2,292	1,925
Redemption of shares and other equity instruments		(903)	(1,970)	(3,588)
Capital contribution from Barclays PLC		-	-	2,000
Vesting of shares under employee share schemes		(300)	(349)	(418)
Net cash from financing activities		(1,941)	(750)	(4,248)
Effect of exchange rates on cash and cash equivalents		1,669	(3,345)	4,159
Net increase/(decrease) in cash and cash equivalents from continuing operations		33,811	(10,676)	(35,883)
Net cash from discontinued operation	38	-	-	(468)
Net increase/(decrease) in cash and cash equivalents		33,811	(10,676)	(36,351)
Cash and cash equivalents at beginning of year		139,314	149,990	186,341
Cash and cash equivalents at end of year		173,125	139,314	149,990
Cash and cash equivalents comprise:
Cash and balances at central banks		155,902	125,940	136,359
Loans and advances to banks with original maturity less than three months		7,281	8,158	7,404
Cash collateral balances with central banks with original maturity less than three monthsb		9,086	4,736	5,310
Treasury and other eligible bills with original maturity less than three months		856	480	917
		173,125	139,314	149,990

Notes
a
2019 and 2018 comparative figures have been restated to make the cash flow statement more relevant following a review of the disclosure and the accounting policies applied. Amendments have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes b and c below quantify the impact of the changes to the respective cash flow categories in prior periods and provide further detail.

b
‘Cash collateral balances with central banks with original maturity less than three months’ was previously labelled ‘Cash collateral and settlement balances with banks with original maturity less than three months’. This line item has been restated to include only balances that the Barclays Bank Group holds at central banks related to payment schemes. Previously, cash collateral and settlement balances with non-central bank counterparties were also classified as cash equivalents and included within this balance. Comparatives have been restated. The effect of this change decreased cash and cash equivalents by £16,702m as at 31 December 2019, £17,367m as at 31 December 2018 and £18,111m as at 31 December 2017. As a result, net cash from operating activities increased by £665m in 2019 and £744m in 2018 representing the net decrease/(increase) in the cash collateral and settlement balances line item in those periods.

c
Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances to banks and customers in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by the Barclays Bank Group following a change in accounting policy and have been presented within investing activities in 2020. Comparatives have been restated. The effect of this change was to reclassify £7,260m of net cash outflows from operating activities to investing activities in 2019 and inflows of £3,544m in 2018.

Interest received by the Barclays Bank Group was £12,860m (2019: £26,637m) and interest paid by the Barclays Bank Group was £8,653m (2019: £21,314m).

The Barclays Bank Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £3,119m (2019: £4,505m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Financial statements of Barclays Bank PLC

Parent company accounts

Balance sheet
		2020	2019
As at 31 December	Notes	£m	£m
Assets
Cash and balances at central banks		133,386	112,287
Cash collateral and settlement balances		87,723	75,822
Loans and advances at amortised cost	18	191,538	161,663
Reverse repurchase agreements and other similar secured lending		11,535	4,939
Trading portfolio assets	11	84,089	79,079
Financial assets at fair value through the income statement	12	203,073	162,500
Derivative financial instruments	13	297,129	229,338
Financial assets at fair value through other comprehensive income	14	50,308	43,760
Investments in associates and joint ventures	34	13	119
Investment in subsidiaries		17,780	16,105
Goodwill and intangible assets	21	112	115
Property, plant and equipment	19	425	426
Current tax assets		545	946
Deferred tax assets	9	1,171	1,115
Retirement benefit assets	31	1,812	2,062
Other assets		913	845
Total assets		1,081,552	891,121
Liabilities
Deposits at amortised cost	18	272,190	240,631
Cash collateral and settlement balances		68,862	59,448
Repurchase agreements and other similar secured borrowing		27,722	9,185
Debt securities in issue		17,221	19,883
Subordinated liabilities	26	31,852	33,205
Trading portfolio liabilities	11	48,093	45,130
Financial liabilities designated at fair value	15	267,137	207,765
Derivative financial instruments	13	292,538	225,607
Current tax liabilities		336	221
Deferred tax liabilities	9	225	80
Retirement benefit liabilities	31	104	104
Other liabilities	22	3,145	2,807
Provisions	23	984	630
Total liabilities		1,030,409	844,696
Equity
Called up share capital and share premium	27	2,348	2,348
Other equity instruments		13,328	11,089
Other reserves	28	776	678
Retained earnings		34,691	32,310
Total equity		51,143	46,425
Total liabilities and equity		1,081,552	891,121

Note
a
As permitted by section 408 of the Companies Act 2006 an income statement for the parent company has not been presented. Included in shareholders’ equity for Barclays Bank plc is a profit after tax for the year ended 31 December 2020 of £2,134m (2019: £2,409m).

The Board of Directors approved the financial statements on pages 148 to 268 on 17 February 2021.

James E Staley
Barclays Bank Group – Chief Executive Officer

Steven Ewart
Barclays Bank Group – Chief Financial Officer

Statement of changes in equity
	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2020	2,348	11,089	678	32,310	46,425
Profit after tax	-	829	-	1,305	2,134
Currency translation movements	-	-	(519)	-	(519)
Fair value through other comprehensive income reserve	-	-	389	-	389
Cash flow hedges	-	-	788	-	788
Retirement benefit remeasurement	-	-	-	(113)	(113)
Own credit reserve	-	-	(560)	-	(560)
Other	-	-	-	2	2
Total comprehensive income for the year	-	829	98	1,194	2,121
Issue and exchange of other equity instruments	-	2,239	-	(53)	2,186
Other equity instruments coupons paidc	-	(829)	-	-	(829)
Equity settled share schemes	-	-	-	349	349
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(300)	(300)
Dividends paid on ordinary shares	-	-	-	(263)	(263)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(42)	(42)
Capital contribution from Barclays PLC	-	-	-	1,500	1,500
Other reserve movements	-	-	-	(4)	(4)
Balance as at 31 December 2020	2,348	13,328	776	34,691	51,143

Notes
a	For further details refer to Note 27.
b	For further details refer to Note 28.
c
Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $6bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2020, interest paid on these borrowings was £152m.

Statement of changes in equity
	Called up share capital and share premiuma	Other equity instrumentsa	Other reservesb	Retained earnings	Total equity
	£m	£m	£m	£m	£m
Balance as at 1 January 2019	2,348	10,361	383	30,545	43,637
Profit after tax	-	839	-	1,570	2,409
Currency translation movements	-	-	(198)	-	(198)
Fair value through other comprehensive income reserve	-	-	161	-	161
Cash flow hedges	-	-	526	-	526
Retirement benefit remeasurement	-	-	-	(184)	(184)
Own credit reserve	-	-	(213)	-	(213)
Other	-	-	-	9	9
Total comprehensive income for the year	-	839	276	1,395	2,510
Issue and exchange of other equity instruments	-	728	-	(406)	322
Other equity instruments coupons paidc	-	(839)	-	-	(839)
Equity settled share schemes			-	392	392
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(349)	(349)
Dividends paid on ordinary shares	-	-	-	(233)	(233)
Dividends paid on preference shares and other shareholders' equity	-	-	-	(41)	(41)
Capital contribution from Barclays PLC	-	-	-	995	995
Net equity impact of intra-group transfers	-	-	19	(19)	-
Other reserve movements	-	-	-	31	31
Balance as at 31 December 2019	2,348	11,089	678	32,310	46,425

Notes
a	For further details refer to Note 27.
b	For further details refer to Note 28.
c
Other equity instruments includes AT1 securities issued by Barclays Bank PLC and borrowings of $3.5bn from a wholly-owned, indirect subsidiary of Barclays Bank PLC. The borrowings have been recorded as equity since, under their terms, interest payments are non cumulative and discretionary whilst repayment of principal is perpetually deferrable by Barclays Bank PLC. Should Barclays Bank PLC make a discretionary dividend payment on its ordinary shares in the six months preceding the date of an interest payment, it will be obliged to make that interest payment. In 2019, interest paid on these borrowings was £179m.

Cash flow statement
		2020	2019a	2018a
For the year ended 31 December	Notes	£m	£m	£m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax		2,155	2,018	697
Adjustment for non-cash items:
Credit impairment charges		1,577	235	(123)
Depreciation, amortisation and impairment of property, plant and equipment and intangibles		66	67	41
Other provisions, including pensions		505	268	1,312
Net profit on disposal of investments and property, plant and equipment		(397)	(128)	-
Other non-cash movements including exchange rate movementsc		(2,045)	1,203	(4,113)
Changes in operating assets and liabilities
Net decrease/(increase) in cash collateral and settlement balancesb		1,863	(7,110)	(8,447)
Net (increase)/decrease in loans and advances at amotised costc		(29,049)	5,483	4,903
Net (increase)/decrease in reverse repurchase agreements and other similar lending		(6,596)	1,551	2,870
Net increase in deposits		32,059	9,614	17,998
Net (decrease)/increase in debt securities in issue		(2,662)	(12,454)	102
Net increase/(decrease) in repurchase agreements and other similar borrowing		18,537	899	(6,034)
Net (increase)/decrease in derivative financial instruments		(860)	(3,863)	9,242
Net (increase)/decrease in trading assets		(5,010)	(5,599)	6,751
Net increase/(decrease) in trading liabilities		2,963	(1,496)	7,509
Net decrease/(increase) in financial assets and liabilities at fair value through income statement		18,799	7,290	(30,019)
Net (increase)/decrease in other assets		(83)	(349)	2,444
Net increase/(decrease) in other liabilities		380	(1,006)	(6,463)
Corporate income tax received/(paid)		354	919	(150)
Net cash from operating activities		32,556	(2,458)	(1,480)
Purchase of debt securities at amortised costc		(7,129)	(7,688)	(1,764)
Proceeds from sale or redemption of debt securities at amortised costc		3,054	232	5,109
Purchase of financial assets at fair value through other comprehensive income		(51,368)	(61,877)	(101,046)
Proceeds from sale or redemption of financial assets at fair value through other comprehensive income		47,254	62,915	101,683
Purchase of property, plant and equipment and intangibles		(27)	(139)	(235)
Proceeds from sale of property, plant and equipment and intangibles		-	-	63
Disposal of discontinued operation, net of cash disposed		-	-	(39,679)
Disposal of subsidiaries and/or branches and/or associates, net of cash disposed		736	587	(2,189)
Net increase in investment in subsidiaries		(1,907)	(1,494)	(859)
Other cash flows associated with investing activities		8	-	-
Net cash from investing activities		(9,379)	(7,464)	(38,917)
Dividends paid and coupon payments on other equity instruments		(1,134)	(1,113)	(1,142)
Issuance of subordinated debt	26	3,700	6,627	-
Redemption of subordinated debt		(4,580)	(6,402)	(3,246)
Issue of shares and other equity instruments		3,075	2,292	4,691
Redemption of shares and other equity instruments		(903)	(1,970)	(3,588)
Capital contribution from Barclays PLC		-	-	2,000
Vesting of shares under employee share schemes		(300)	(349)	(418)
Net cash from financing activities		(142)	(915)	(1,703)
Effect of exchange rates on cash and cash equivalents		1,169	(2,753)	3,580
Net increase/(decrease) in cash and cash equivalents from continuing operations		24,204	(13,590)	(38,520)
Net cash from discontinued operation		-	-	(528)
Net increase/(decrease) in cash and cash equivalents		24,204	(13,590)	(39,048)
Cash and cash equivalents at beginning of year		129,287	142,877	181,925
Cash and cash equivalents at end of year		153,491	129,287	142,877
Cash and cash equivalents comprise:
Cash and balances at central banks		133,386	112,287	126,002
Loans and advances to banks with original maturity less than three months		10,174	11,823	10,648
Cash collateral with central banks with original maturity less than three monthsb		9,086	4,736	5,310
Treasury and other eligible bills with original maturity less than three months		845	441	917
		153,491	129,287	142,877

Notes
a
2019 and 2018 comparative figures have been restated to make the cash flow statement more relevant following a review of the disclosure and the accounting policies applied. Amendments have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes b and c below quantify the impact of the changes to the respective cash flow categories in prior periods and provide further detail.

b
‘Cash collateral balances with central banks with original maturity less than three months’ was previously labelled ‘Cash collateral and settlement balances with banks with original maturity less than three months’. This line item has been restated to include only balances that Barclays Bank PLC holds at central banks related to payment schemes. Previously, cash collateral and settlement balances with non-central bank counterparties were also classified as cash equivalents and included within this balance. Comparatives have been restated. The effect of this change decreased cash and cash equivalents by £14,045m as at 31 December 2019, £16,166m as at 31 December 2018 and £11,768m as at 31 December 2017. As a result, net cash from operating activities increased by £2,121m in 2019 and decreased by £4,398m in 2018 representing the net decrease/(increase) in the cash collateral and settlement balances line item in those periods.

c
Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances to banks and customers in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by Barclays Bank PLC following a change in accounting policy and have been presented within investing activities in 2020. Comparatives have been restated. The effect of this change was to reclassify £7,465m of net cash outflows from operating activities to investing activities in 2019 and inflows of £3,344m in 2018.

Interest received by Barclays Bank PLC was £7,921m (2019: £18,322m) and interest paid by Barclays Bank PLC was £6,441m (2019: £16,320m). In relation to 2018, £4,039m income previously reported as interest received and paid has been reclassified to non-interest income.

Barclays Bank PLC was required to maintain balances with central banks and other regulatory authorities of £1,353m (2019: £2,457m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

Notes to the financial statements
For the year ended 31 December 2020

This section describes Barclays Bank Group’s significant policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a particular note, the accounting policy and/or critical accounting estimate is contained with the relevant note.

1	Significant accounting policies
1.	Reporting entity
Barclays Bank PLC is a public limited company, registered in England under company number 1026167.

These financial statements are prepared for Barclays Bank PLC and its subsidiaries (the Barclays Bank Group) under Section 399 of the Companies Act 2006. The Barclays Bank Group is a major global financial services provider engaged in credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, separate financial statements have been presented for the holding company.

2.	Compliance with International Financial Reporting Standards

The consolidated financial statements of the Barclays Bank Group, and the separate financial statements of Barclays Bank PLC, have been prepared in accordance with international accounting standards in conformity with the requirements of the Company Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These standards have also been endorsed by the UK. The principal accounting policies applied in the preparation of the consolidated and separate financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied with the exception of the early adoption of Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which was applied from 1 January 2020.

3.	Basis of preparation
The consolidated and separate financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays Bank PLC.

The financial statements have been prepared on a going concern basis, in accordance with the Companies Act 2006 as applicable to companies using IFRS. The financial statements are prepared on a going concern basis, as the Board is satisfied that the Barclays Bank Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the financial statements. In making this assessment, the Board has considered a wide range of information relating to present and future conditions.

This involved a review of a working capital report (WCR) for the Barclays Bank Group. The WCR is used by the Barclays Bank Group and the Board to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The assessment is based upon business plans which contain future forecasts of profitability taken from the Barclays Bank Group’s three-year medium term plan as well as projections of future regulatory capital requirements and business funding needs. The WCR also includes details of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based an assessment of reasonably possible downside economic scenarios that the Barclays Bank Group could experience.

The WCR showed that the Barclays Bank Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the stress scenarios. It also showed that the Barclays Bank Group has an expectation that it can continue to meet its funding requirements during the scenarios. Accordingly, the Board concluded that there was a reasonable expectation that the Barclays Bank Group has adequate resources to continue as a going concern for a period of at least 12 months from the date of approval of the financial statements.

4.	Accounting policies
The Barclays Bank Group prepares financial statements in accordance with IFRS. The Barclays Bank Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i)	Consolidation
The Barclays Bank Group applies IFRS 10 Consolidated financial statements.

The consolidated financial statements combine the financial statements of Barclays Bank PLC and all its subsidiaries. Subsidiaries are entities over which Barclays Bank PLC has control. The Barclays Bank Group has control over another entity when the Barclays Bank Group has all of the following:

1)	power over the relevant activities of the investee, for example through voting or other rights
2)	exposure to, or rights to, variable returns from its involvement with the investee and
3)	the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Barclays Bank Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation. Consistent accounting policies are used throughout the Barclays Bank Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

As the consolidated financial statements include partnerships where the Barclays Bank Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

Details of the principal subsidiaries are given in Note 32.

(ii)	Foreign currency translation
The Barclays Bank Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency monetary balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement. Non-monetary foreign currency balances in relation to items measured in terms of historical cost are carried at historical transaction date exchange rates. Non-monetary foreign currency balances in relation to items measured at fair value are translated using the exchange rate at the date when the fair value was measured.

The Barclays Bank Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the period end exchange rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Barclays Bank Group disposes of the entire interest in a foreign operation, when partial disposal results in the loss of control of an interest in a subsidiary, when an investment previously accounted for using the equity method is accounted for as a financial asset, or on the disposal of an autonomous foreign operation within a branch.

(iii)	Financial assets and liabilities
The Barclays Bank Group applies IFRS 9 Financial Instruments to the recognition, classification and measurement, and derecognition of financial assets and financial liabilities and the impairment of financial assets. The Barclays Bank Group applies the requirements of IAS 39 Financial Instruments: Recognition and Measurement for hedge accounting purposes.

Recognition
The Barclays Bank Group recognises financial assets and liabilities when it becomes a party to the terms of the contract. Trade date or settlement date accounting is applied depending on the classification of the financial asset.

Classification and measurement
Financial assets are classified on the basis of two criteria:
i) the business model within which financial assets are managed; and
ii) their contractual cash flow characteristics (whether the cash flows represent ‘solely payments of principal and interest’ (SPPI)).

The Barclays Bank Group assesses the business model criteria at a portfolio level. Information that is considered in determining the applicable business model includes (i) policies and objectives for the relevant portfolio, (ii) how the performance and risks of the portfolio are managed, evaluated and reported to management, and (iii) the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for such sales.

The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent SPPI. In assessing whether contractual cash flows are SPPI compliant, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that it would not meet the condition for SPPI are considered, including: (i) contingent and leverage features, (ii) non-recourse arrangements and (iii) features that could modify the time value of money.

Financial assets are measured at amortised cost if they are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and their contractual cash flows represent SPPI.

Financial assets are measured at fair value through other comprehensive income if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and their contractual cash flows represent SPPI.

Other financial assets are measured at fair value through profit and loss. There is an option to make an irrevocable election on initial recognition for non traded equity investments to be measured at fair value through other comprehensive income, in which case dividends are recognised in profit or loss, but gains or losses are not reclassified to profit or loss upon derecognition, and the impairment requirements of IFRS 9 do not apply.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Barclays Bank Group’s policies for determining the fair values of the assets and liabilities are set out in Note 16.

Derecognition
The Barclays Bank Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% or more in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Transactions in which the Barclays Bank Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Barclays Bank Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing
Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Barclays Bank Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Barclays Bank Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

The Barclays Bank Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Barclays Bank Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost, unless it is designated or mandatorily at fair value through profit and loss.

The Barclays Bank Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Barclays Bank Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost, unless it is designated at fair value through profit and loss.

(iv)	Issued debt and equity instruments
The Barclays Bank Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Barclays Bank Group having an obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5.	New and amended standards and interpretations
The accounting policies adopted are consistent with those of the previous financial year, with the exception of the early adoption of Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) which was applied from 1 January 2020.

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Amendments relating to Interest Rate Benchmark Reform (Phase 2 amendments)
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 were amended in August 2020, which are effective for periods beginning on or after 1 January 2021 with earlier adoption permitted. The Barclays Bank Group elected to early adopt the amendments with effect from 1 January 2020. The amendments have been endorsed by the EU and by the UK.

IFRS 9 allows companies when they first apply IFRS 9, to make an accounting policy choice to continue to apply the hedge accounting requirements of IAS 39. The Barclays Bank Group made the election to continue to apply the IAS 39 hedge accounting requirements, and consequently, the amendments to IAS 39 in respect of hedge accounting have been adopted by the Barclays Bank Group.

The objective of the amendments is to provide certain reliefs to companies when changes are made to the contractual cash flows or hedging relationships resulting from interest rate benchmark reform. The reliefs adopted by the Barclays Bank Group have been described below.

Changes in the basis for determining contractual cash flows

A change in the basis of determining the contractual cash flows of a financial instrument that are required by the reform is accounted for by updating the effective interest rate, without the recognition of an immediate gain or loss. This practical expedient is only applied where (1) the change to the contractual cash flows is necessary as a direct consequence of the reform and (2) the new basis for determining the contractual cash flows is economically equivalent to the previous basis. For changes made in addition to those required by the reform, the practical expedient is applied first, after which the normal IFRS 9 requirements for modifications of financial instruments is applied.

Hedge accounting

The IAS 39 requirements in respect of hedge accounting have been amended in two phases. The Phase 1 amendments, which were adopted by the Barclays Bank Group in 2019, provide relief to the hedge accounting requirements prior to changing a hedge relationship due to the interest rate benchmark reform (refer to Note 13). The Phase 2 amendments provide relief when changes are made to hedge relationships as a result of the interest rate benchmark reform. The Phase 2 amendments adopted by the Barclays Bank Group are described below.
●
Under a temporary exception, changes to the hedge designation and hedge documentation due to the interest rate benchmark reform would not constitute the discontinuation of the hedge relationship nor the designation of a new hedging relationship.

●
In respect of the retrospective hedge effectiveness assessment, the Barclays Bank Group may elect on a hedge-by-hedge basis to reset the cumulative fair value changes to zero when the exception to the retrospective assessment ends (Phase 1 relief). Any hedge ineffectiveness will continue to be measured and recognised in full in profit or loss.

●
Amounts accumulated in the cash flow hedge reserve would be deemed to be based on the alternative benchmark rate (on which the hedge future cash flows are determined) when there is a change in basis for determining the contractual cash flows.

●
For hedges of groups of items (such as those forming part of a macro cash flow hedging strategy), the amendments provide relief for items within a designated group of items that are amended for changes directly required by the reform.

●
In respect of whether a risk component of a hedged item is separately identifiable, the amendments provide temporary relief to entities to meet this requirement when an alternative risk free rate (RFR) financial instrument is designated as a risk component. These amendments allow entities upon designation of the hedge to assume that the separately identifiable requirement is met if the entity reasonably expects the RFR risk will become separately identifiable within the next 24 months. This relief applies to each RFR on a rate-by-rate basis and starts when the entity first designates the RFR as a non-contractually specified risk component.

The amendments to IFRS 7 require certain disclosures to be made to enable users of financial statements to understand the effect of interest rate benchmark reform on an entity’s financial instruments and risk management strategy. Refer to Note 40 where these disclosures have been included.

Future accounting developments
The following accounting standards have been issued by the IASB but are not yet effective:

IFRS 17 – Insurance contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts that was issued in 2005.

IFRS 17 applies to all types of insurance contracts (i.e. life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply.

In June 2020, the IASB published amendments to IFRS 17. The amendments that are relevant to the Barclays Bank Group are the scope exclusion for credit card contracts and similar contracts that provide insurance coverage, the optional scope exclusion for loan contracts that transfer significant insurance risk, and clarification that only financial guarantees issued are in scope of IFRS 9.

The amendments also defer the effective date of IFRS 17, including the above amendments, to annual reporting periods beginning on or after 1 January 2023.

IFRS 17, including the amendments to IFRS 17, has not yet been endorsed by the EU as of the date that the financial statements are authorised for issue.

Following the UK’s withdrawal from the EU on 31 December 2020, the UK-adopted international accounting standards will be applicable. IFRS 17, including the amendments to IFRS 17, has not yet been endorsed by the UK. The Barclays Bank Group is currently assessing the expected impact of adopting this standard.

6.	Critical accounting estimates and judgements
The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

●	Credit impairment charges on page 169 to 173
●	Tax on page 174 to 178
●	Fair value of financial instruments on page 195 to 209
●	Pensions and post-retirement benefits – obligations on page 238 to 246
●	Provisions including conduct and legal, competition and regulatory matters on page 220 to 226.

7.	Other disclosures
To improve transparency and ease of reference, by concentrating related information in one place, certain disclosures required under IFRS have been included within the Risk review section as follows:
●	Credit risk on pages 52 to 53 and on pages 60 to 98
●	Market risk on page 53 and on pages 99 to 101
●	Treasury and capital risk – capital on page 54 to 55 and on pages 112 to 113
●	Treasury and capital risk – liquidity on page 54 and on pages 103 to 111.

These disclosures are covered by the Audit opinion (included on pages 132 to 147) where referenced as audited. The notes included in this section focus on the results and performance of the Barclays Bank Group. Information on the segmental performance, income generated, expenditure incurred, tax, and dividends are included here.

2	Segmental reporting
Presentation of segmental reporting

The Barclays Bank Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s-length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

The Barclays Bank Group divisions have been for segmental reporting purposes defined as Corporate and Investment Bank and Consumer, Cards and Payments.
●	Corporate and Investment Bank which includes Investment Banking, Corporate Banking and global Markets businesses.
●	Consumer, Cards and Payments which includes Barclays US Consumer Bank, Barclays Payments, Barclaycard Germany and Private Bank.

The below table also includes Head Office which comprises head office and certain central support functions including the Barclays Bank Group service company full time equivalent employees.

Analysis of results by business
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2020
Total income	12,607	3,490	(319)	15,778
Credit impairment charges	(1,565)	(1,720)	(92)	(3,377)
Net operating income/(expenses)	11,042	1,770	(411)	12,401
Operating expenses	(7,125)	(2,132)	(126)	(9,383)
Litigation and conduct	(4)	(44)	(28)	(76)
Total operating expenses	(7,129)	(2,176)	(154)	(9,459)
Other net income/(expenses)a	16	114	3	133
Profit/(loss) before tax	3,929	(292)	(562)	3,075
Total assets (£bn)	990.9	57.8	11.0	1,059.7
Number of employees (full time equivalent)	7,800	3,000	10,100	20,900
Average number of employees (full time equivalent)				20,145

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2019
Total income	10,009	4,462	(320)	14,151
Credit impairment charges	(157)	(1,016)	(29)	(1,202)
Net operating income/(expenses)	9,852	3,446	(349)	12,949
Operating expenses	(7,267)	(2,359)	(92)	(9,718)
Litigation and conduct	(108)	(7)	(149)	(264)
Total operating expenses	(7,375)	(2,366)	(241)	(9,982)
Other net income/(expenses)a	113	40	(8)	145
Profit/(loss) before tax	2,590	1,120	(598)	3,112
Total assets (£bn)	799.6	65.7	11.4	876.7
Number of employees (full time equivalent)	8,100	3,100	9,300	20,500
Average number of employees (full time equivalent)				21,700

Note
a
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Barclays Bank Group
	£m	£m	£m	£m
For the year ended 31 December 2018
Total income	9,741	4,267	(408)	13,600
Credit impairment releases/(charges)	152	(808)	13	(643)
Net operating income/(expenses)	9,893	3,459	(395)	12,957
Operating expenses	(7,459)	(2,304)	(130)	(9,893)
GMP charge	-	-	(140)	(140)
Litigation and conduct	(68)	(59)	(1,579)	(1,706)
Total operating expenses	(7,527)	(2,363)	(1,849)	(11,739)
Other net income/(expenses)a	28	41	(1)	68
Profit/(loss) before tax	2,394	1,137	(2,245)	1,286
Total assets (£bn)	792.5	71.6	13.6	877.7
Number of employees (full time equivalent)	9,100	3,300	10,000	22,400

Note
a
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.

Income by geographic regiona
	2020	2019	2018
For the year ended 31 December	£m	£m	£m
United Kingdom	4,954	4,084	4,007
Europe	2,119	1,752	1,615
Americas	7,590	7,251	7,048
Africa and Middle East	37	62	44
Asia	1,078	1,002	886
Total	15,778	14,151	13,600

Income from individual countries which represent more than 5% of total incomea
	2020	2019	2018
For the year ended 31 December	£m	£m	£m
United Kingdom	4,954	4,084	4,007
United States	7,471	7,121	6,916

Note
a	The geographical analysis is based on the location of the office where the transactions are recorded.

4	Net fee and commission income
Accounting for net fee and commission income
The Barclays Bank Group applies IFRS 15 Revenue from Contracts with Customers. IFRS 15 establishes a five-step model governing revenue recognition. The five-step model requires the Barclays Bank Group to (i) identify the contract with the customer, (ii) identify each of the performance obligations included in the contract, (iii) determine the amount of consideration in the contract, (iv) allocate the consideration to each of the identified performance obligations and (v) recognise revenue as each performance obligation is satisfied.

The Barclays Bank Group recognises fee and commission income charged for services provided by the Barclays Bank Group as the services are provided, for example, on completion of the underlying transaction. Where the contractual arrangements also result in the Barclays Bank Group recognising financial instruments in scope of IFRS 9, such financial instruments are initially recognised at fair value in accordance with IFRS 9 before applying the provisions of IFRS 15.

Fee and commission income is disaggregated below by fee types that reflect the nature of the services offered across the Barclays Bank Group and operating segments, in accordance with IFRS 15. The below table includes a total for fees in scope of IFRS 15. Refer to Note 2 for more detailed information about operating segments.

	2020
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	357	1,973	-	2,330
Advisory	593	100	-	693
Brokerage and execution	1,116	57	-	1,173
Underwriting and syndication	2,867	-	-	2,867
Other	54	152	29	235
Total revenue from contracts with customers	4,987	2,282	29	7,298
Other non-contract fee income	114	5	-	119
Fee and commission income	5,101	2,287	29	7,417
Fee and commission expense	(768)	(988)	(2)	(1,758)
Net fee and commission income	4,333	1,299	27	5,659

	2019
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	391	2,418	-	2,809
Advisory	821	83	-	904
Brokerage and execution	1,082	49	-	1,131
Underwriting and syndication	2,358	-	-	2,358
Other	90	227	30	347
Total revenue from contracts with customers	4,742	2,777	30	7,549
Other non-contract fee income	110	5	-	115
Fee and commission income	4,852	2,782	30	7,664
Fee and commission expense	(743)	(1,249)	-	(1,992)
Net fee and commission income	4,109	1,533	30	5,672

	2018
	Corporate and Investment Bank	Consumer, Cards and Payments	Head Office	Total
	£m	£m	£m	£m
Fee type
Transactional	366	2,248	-	2,614
Advisory	772	78	-	850
Brokerage and execution	1,002	71	-	1,073
Underwriting and syndication	2,462	-	-	2,462
Other	24	222	29	275
Total revenue from contracts with customers	4,626	2,619	29	7,274
Other non-contract fee income	114	4	-	118
Fee and commission income	4,740	2,623	29	7,392
Fee and commission expense	(657)	(1,128)	-	(1,785)
Net fee and commission income	4,083	1,495	29	5,607

Fee types
Transactional
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage. Transaction and processing fees are recognised at the point in time the transaction occurs or service is performed. Interchange and merchant fees are recognised upon settlement of the card transaction payment.

The Barclays Bank Group incurs certain card related costs including those related to cardholder reward programmes and payments to co-brand partners. Cardholder reward programmes costs related to customers that settle their outstanding balance each period (transactors) are expensed when incurred and presented in fee and commission expense while costs related to customers that continuously carry an outstanding balance (revolvers) are included in the effective interest rate of the receivable (refer to Note 3). Payments to partners for new cardholder account originations related to transactor accounts are deferred as costs to obtain a contract under IFRS 15, while costs related to revolver accounts are included in the effective interest rate of the receivable (refer to Note 3). Those costs deferred under IFRS 15 are capitalised and amortised over the estimated life of the customer relationship. Payments to co-brand partners based on revenue sharing are presented as a reduction of fee and commission income while payments based on profitability are presented in fee and commission expense.

Advisory
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings. Wealth management advisory fees are earned over the period the services are provided and are generally recognised quarterly when the market value of client assets is determined. Investment banking advisory fees are recognised at the point in time when the services related to the transaction have been completed under the terms of the engagement. Investment banking advisory costs are recognised as incurred in fee and commission expense if direct and incremental to the advisory services or are otherwise recognised in operating expenses.

Brokerage and execution
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions. Brokerage and execution fees are recognised at the point in time the associated service has been completed which is generally the trade date of the transaction.

Underwriting and syndication
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. This includes commitment fees to provide loan financing. Underwriting fees are generally recognised on trade date if there is no remaining contingency, such as the transaction being conditional on the closing of an acquisition or another transaction. Underwriting costs are deferred and recognised in fee and commission expense when the associated underwriting fees are recorded. Syndication fees are earned for arranging and administering a loan syndication; however, the associated fee may be subject to variability until the loan has been syndicated to other syndicate members or until other contingencies have been resolved and therefore the fee revenue is deferred until the uncertainty is resolved.

Included in underwriting and syndication fees are loan commitment fees which are not presented as part of the carrying value of the loan in accordance with IFRS 9. Such commitment fees are recognised over time through to the contractual maturity of the commitment.

Contract assets and contract liabilities
The Barclays Bank Group had no material contract assets or contract liabilities as at 31 December 2020 (2019: nil; 2018: nil).

Impairment of fee receivables and contract assets
During 2020, there have been no material impairments recognised in relation to fees receivable and contract assets (2019: nil; 2018: nil). Fees in relation to transactional business can be added to outstanding customer balances. These amounts may be subsequently impaired as part of the overall loans and advances balance.

Remaining performance obligations
The Barclays Bank Group applies the practical expedient of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less or because the Barclays Bank Group has a right to consideration that corresponds directly with the value of the service provided to the client or customer.

Costs incurred in obtaining or fulfilling a contract
The Barclays Bank Group expects that incremental costs of obtaining a contract such as success fee and commission fees paid are recoverable and therefore capitalised such contract costs in the amount of £135m at 31 December 2020 (2019: £153m; 2018: £125m).

Capitalised contract costs are amortised based on the transfer of services to which the asset relates which typically ranges over the expected life of the relationship. In 2020, the amount of amortisation was £35m (2019: £29m; 2018: £30m) and there was no impairment loss recognised in connection with the capitalised contract costs (2019: nil; 2018: nil).

9	Tax
Accounting for income taxes
The Barclays Bank Group applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (current tax) is recognised as an expense in the periods in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offsetting against taxable profits arising in the current or prior periods. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except in certain circumstances where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

The Barclays Bank Group considers an uncertain tax position to exist when it considers that ultimately, in the future, the amount of profit subject to tax may be greater than the amount initially reflected in the Barclays Bank Group’s tax returns. The Barclays Bank Group accounts for provisions in respect of uncertain tax positions in two different ways.

A current tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will alter the amount of cash tax due to, or from, a tax authority in the future. From recognition, the current tax provision is then measured at the amount the Barclays Bank Group ultimately expects to pay the tax authority to resolve the position. Effective from 1 January 2019, the Barclays Bank Group changed its accounting policy on the accrual of interest and penalty amounts in respect of uncertain income tax positions and now recognises such amounts as an expense within profit before tax and will continue to do so in future periods. The prior periods’ tax charges have not been restated because the accrual for interest and penalties in those periods in respect of uncertain tax positions was not material.

Deferred tax provisions are adjustments made to the carrying value of deferred tax assets in respect of uncertain tax positions. A deferred tax provision is recognised when it is considered probable that the outcome of a review by a tax authority of an uncertain tax position will result in a reduction in the carrying value of the deferred tax asset. From recognition of a provision, measurement of the underlying deferred tax asset is adjusted to take into account the expected impact of resolving the uncertain tax position on the loss or temporary difference giving rise to the deferred tax asset.

The approach taken to measurement takes account of whether the uncertain tax position is a discrete position that will be reviewed by the tax authority in isolation from any other position, or one of a number of issues which are expected to be reviewed together concurrently and resolved simultaneously with a tax authority. The Barclays Bank Group’s measurement of provisions is based upon its best estimate of the additional profit that will become subject to tax. For a discrete position, consideration is given only to the merits of that position. Where a number of issues are expected to be reviewed and resolved together, the Barclays Bank Group will take into account not only the merits of its position in respect of each particular issue but also the overall level of provision relative to the aggregate of the uncertain tax positions across all the issues that are expected to be resolved at the same time. In addition, in assessing provision levels, it is assumed that tax authorities will review uncertain tax positions and that all facts will be fully and transparently disclosed.

Critical accounting estimates and judgements
There are two key areas of judgement that impact the reported tax position. Firstly, the level of provisioning for uncertain tax positions; and secondly, the recognition and measurement of deferred tax assets.

The Barclays Bank Group does not consider there to be a significant risk of a material adjustment to the carrying amount of current and deferred tax balances, including provisions for uncertain tax positions in the next financial year. The provisions for uncertain tax positions cover a diverse range of issues and reflect advice from external counsel where relevant. It should be noted that only a proportion of the total uncertain tax positions will be under audit at any point in time, and could therefore be subject to challenge by a tax authority over the next year.

Deferred tax assets have been recognised based on business profit forecasts. Details on the recognition of deferred tax assets are provided in this note.
	2020	2019	2018
	£m	£m	£m
Current tax charge/(credit)
Current year	993	327	94
Adjustments in respect of prior years	3	(50)	(200)
	996	277	(106)
Deferred tax charge/(credit)
Current year	(563)	157	372
Adjustments in respect of prior years	191	(102)	(37)
	(372)	55	335
Tax charge	624	332	229

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Barclays Bank Group’s profit before tax.

	2020	2020	2019	2019	2018	2018
	£m	%	£m	%	£m	%
Profit before tax from continuing operations	3,075		3,112		1,286
Tax charge based on the standard UK corporation tax rate of 19% (2019: 19%, 2018: 19%)	584	19.0%	593	19.0%	244	19.0%
Impact of profits/losses earned in territories with different statutory rates to the UK (weighted average tax rate is 25.0% (2019: 26.0%, 2018: 27.1%))	183	6.0%	217	7.0%	104	8.1%

Recurring items:
Adjustments in respect of prior years	194	6.3%	(152)	(4.9%)	(237)	(18.4%)
Non-creditable taxes including withholding taxes	107	3.4%	146	4.7%	156	12.1%
Impact of UK bank levy being non-deductible	48	1.6%	35	1.1%	42	3.3%
Non-deductible expenses	28	0.9%	34	1.1%	67	5.2%
Impact of Barclays Bank PLC's overseas branches being taxed both locally and in the UK	25	0.8%	15	0.5%	16	1.2%
Tax adjustments in respect of share-based payments	14	0.5%	(7)	(0.2%)	11	0.9%
Banking surcharge and other items	(70)	(2.3%)	(103)	(3.3%)	(69)	(5.4%)
Changes in recognition of deferred tax and effect of unrecognised tax losses	(123)	(4.0%)	(85)	(2.7%)	(104)	(8.1%)
AT1 tax credit	(124)	(4.0%)	(121)	(3.9%)	(123)	(9.6%)
Non-taxable gains and income	(200)	(6.5%)	(240)	(7.7%)	(232)	(18.0%)

Non-recurring items:
One off re-measurement of UK deferred tax assets due to cancellation of rate change	(43)	(1.4%)	-	-	-	-
Non-deductible provisions for UK customer redress	7	0.2%	-	-	8	0.6%
Non-deductible provisions for investigations and litigation	(6)	(0.2%)	-	-	346	26.9%
Total tax charge	624	20.3%	332	10.7%	229	17.8%

Factors driving the effective tax rate
The effective tax rate of 20.3% is higher than the UK corporation tax rate of 19% primarily due to profits earned outside the UK being taxed at local statutory tax rates that are higher than the UK tax rate, adjustments in respect of prior years, non-creditable taxes and non-deductible expenses including UK bank levy. These factors, which have each increased the effective tax rate, are largely offset by the impact of non-taxable gains and income, the use of unrecognised tax losses in the period and tax relief on payments made under AT1 instruments.

Barclays Bank Group’s future tax charge will be sensitive to the geographic mix of profits earned, the tax rates in force and changes to the tax rules in the jurisdictions that the Group operates in.

Tax in the consolidated statement of comprehensive income
Tax relating to each component of other comprehensive income on page 149 can be found in the consolidated statement of comprehensive income which includes within Other a tax credit of £3m (2019: £16m) on other items including share-based payments.

Deferred tax assets and liabilities
The deferred tax amounts on the balance sheet were as follows:

	Barclays Bank Group
	2020	2019
	£m	£m
US Intermediate Holding Company Tax Group ("IHC Tax Group")	1,001	1,037
US Branch Tax Group	1,048	1,015
Other (outside the UK and US tax groups)	503	408
Deferred tax asset	2,552	2,460
Deferred tax liability - UK Tax Group	(225)	(80)
Net deferred tax	2,327	2,380

	Barclays Bank PLC
	2020	2019
	£m	£m
US Branch Tax Group	1,048	1,015
Other (outside the UK and US tax groups)	123	100
Deferred tax asset	1,171	1,115
Deferred tax liability - UK Tax Group	(225)	(80)
Net deferred tax	946	1,035

US deferred tax assets in the IHC and the US Branch
The deferred tax asset in the IHC Tax Group of £1,001m (2019: £1,037m) relates entirely to temporary differences and includes £nil (2019: £54m) relating to tax losses and the deferred tax asset in Barclays Bank PLC’s US Branch Tax Group of £1,048m (2019: £1,015m) also relates entirely to temporary differences and includes £nil (2019: £84m) relating to tax losses.

The deferred tax asset in the IHC Tax Group of £1,001m (2019: £1,037m) also includes £330m (2019: £359m) arising from prior net operating loss conversion. Under New York State and City tax rules the amounts can be carried forward and will expire in 2034. Business profit forecasts indicate these amounts will be fully recovered before expiry. They are included within the other category in the table below.

UK Tax Group deferred tax assets/liabilities
The deferred tax liability in the UK Tax Group of £225m (2019: £80m) includes a deferred tax asset of £541m (2019: £268m) relating to tax losses which is offset by a deferred tax liability of £766m (2019: £348m) relating to temporary differences. There is no time limit on utilisation of UK tax losses and business profit forecasts indicate these will be fully recovered.

Other deferred tax assets (outside the UK and US tax groups)
The deferred tax asset of £503m (2019: £408m) in other entities within the Barclays Bank Group includes £170m (2019: £117m) relating to tax losses. These deferred tax assets relate to a number of different territories and their recognition is based on profit forecasts or local country law which indicate that it is probable that those deferred tax assets will be fully recovered.

Of the deferred tax asset of £503m (2019: £408m), an amount of £8m (2019: £8m) relates to entities which have suffered a loss in either the current or prior year and the utilisation of which is dependent upon future taxable profits. This has been taken into account in reaching the above conclusion that these deferred tax assets will be fully recovered in the future.

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet and in the preceding table as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Barclays Bank Group	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	719	110	-	31	284	127	305	1,329	523	3,428
Liabilities	(29)	(18)	(139)	(640)	-	-	-	(222)	-	(1,048)
At 1 January 2020	690	92	(139)	(609)	284	127	305	1,107	523	2,380
Income statement	(39)	-	-	-	164	18	15	23	191	372
Other comprehensive income and reserves	-	(112)	(291)	(191)	-	-	3	238	-	(353)
Other movements	(25)	(1)	(11)	4	7	(6)	(6)	(31)	(3)	(72)
	626	(21)	(441)	(796)	455	139	317	1,337	711	2,327
Assets	659	-	-	30	455	139	317	1,377	711	3,688
Liabilities	(33)	(21)	(441)	(826)	-	-	-	(40)	-	(1,361)
At 31 December 2020	626	(21)	(441)	(796)	455	139	317	1,337	711	2,327

Assets	758	175	38	39	359	112	309	1,336	529	3,655
Liabilities	(16)	(35)	(2)	(434)	-	-	-	(198)	-	(685)
At 1 January 2019	742	140	36	(395)	359	112	309	1,138	529	2,970
Income statement	66	-	-	(5)	(55)	23	(7)	(94)	17	(55)
Other comprehensive income and reserves	-	(46)	(175)	(205)	(10)	2	8	71	-	(355)
Other movements	(118)	(2)	-	(4)	(10)	(10)	(5)	(8)	(23)	(180)
	690	92	(139)	(609)	284	127	305	1,107	523	2,380
Assets	719	110	-	31	284	127	305	1,329	523	3,428
Liabilities	(29)	(18)	(139)	(640)	-	-	-	(222)	-	(1,048)
At 31 December 2019	690	92	(139)	(609)	284	127	305	1,107	523	2,380

Barclays Bank PLC	Fixed asset timing differences	Fair value through other comprehensive income	Cash flow hedges	Retirement benefit obligations	Loan impairment allowance	Other provisions	Share based payments and deferred compensation	Other temporary differences	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	602	108	-	-	172	71	90	618	352	2,013
Liabilities	(12)	(18)	(139)	(638)	-	-	-	(171)	-	(978)
At 1 January 2020	590	90	(139)	(638)	172	71	90	447	352	1,035
Income statement	(34)	(1)	-	-	87	15	13	42	193	315
Other comprehensive income and reserves	-	(114)	(291)	(186)	-	-	2	225	-	(364)
Other movements	(25)	-	(11)	(1)	4	(4)	1	(2)	(2)	(40)
	531	(25)	(441)	(825)	263	82	106	712	543	946
Assets	538	-	-	-	263	82	106	712	543	2,244
Liabilities	(7)	(25)	(441)	(825)	-	-	-	-	-	(1,298)
At 31 December 2020	531	(25)	(441)	(825)	263	82	106	712	543	946

Assets	651	171	38	20	182	61	79	475	167	1,844
Liabilities	-	(35)	(2)	(433)	-	-	-	(125)	-	(595)
At 1 January 2019	651	136	36	(413)	182	61	79	350	167	1,249
Income statement	54	-	-	(7)	3	23	9	67	200	349
Other comprehensive income and reserves	-	(47)	(175)	(206)	(9)	2	2	71	-	(362)
Other movements	(115)	1	-	(12)	(4)	(15)	-	(41)	(15)	(201)
	590	90	(139)	(638)	172	71	90	447	352	1,035
Assets	602	108	-	-	172	71	90	618	352	2,013
Liabilities	(12)	(18)	(139)	(638)	-	-	-	(171)	-	(978)
At 31 December 2019	590	90	(139)	(638)	172	71	90	447	352	1,035

Other movements include the impact of changes in foreign exchange rates as well as deferred tax amounts relating to acquisitions and disposals.

The amount of deferred tax asset expected to be recovered after more than 12 months for the Barclays Bank Group is £3,356m (2019: £2,958m) and for Barclays Bank PLC is £2,147m (2019: £1,794m). The amount of deferred tax liability expected to be settled after more than 12 months for the Barclays Bank Group is £1,359m (2019: £1,050m) and for Barclays Bank PLC is £1,298m (2019: £973m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax
Tax losses and temporary differences

The Barclays Bank Group has deferred tax assets not recognised in respect of gross deductible temporary differences of £123m (2019: £208m), unused tax credits of £236m (2019: £247m), and gross tax losses of £19,953m (2019: £18,582m). The tax losses include capital losses of £2,987m (2019: £2,980m). Of these tax losses, £139m (2019: £41m) expire within five years, £236m (2019: £239m) expire within six to ten years, £7,271m (2019: £5,178m) expire within 11 to 20 years and £12,307m (2019: £13,124m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

For Barclays Bank PLC, deferred tax assets have not been recognised in respect of gross deductible temporary differences of £22m (2019: £36m), unused tax credits of £205m (2019: £210m), and gross tax losses of £4,161m (2019: £3,845m) which includes capital losses of £2,643m (2019: £2,637m). Of these tax losses, £133m (2019: £nil) expire within five years, £nil (2019: £nil) expire within six to ten years, £nil (2019: £nil) expire within 11 to 20 years and £4,028m (2019: £3,845m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Barclays Bank Group investments in subsidiaries, branches and associates

Deferred tax is not recognised in respect of the value of Barclays Bank Group's investments in subsidiaries, branches and associates where the Barclays Bank Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of these temporary differences for which deferred tax liabilities have not been recognised was £0.8bn (2019: £0.7bn).

10	Dividends on ordinary shares and other equity instruments
The 2020 financial statements include £263m (2019: £233m) of dividend paid. This includes the final dividend declared in relation to the prior year of £263m (2019: £nil) and half year dividends of £nil (2019: £233m). This results in a total dividend for the year of 0.11p (2019: £0.10p) per ordinary share. A dividend of £263m was paid on 25 March 2020 by Barclays Bank PLC to its parent Barclays PLC. This was prior to the announcement made by the PRA on 31 March 2020 that capital be preserved for use in serving Barclays customers and clients through the extraordinary challenges presented by the COVID-19 pandemic. As part of a response to this announcement, Barclays PLC took steps to provide additional capital to Barclays Bank PLC as part of the £1.5bn of capital contributions made during H120.

Dividends paid on preference shares amounted to £42m (2019: £41m). Dividends paid on the 4.75% €100 preference shares amounted to £439.21 per share (2019: £409.44). Dividends paid on the 6.278% US$100 preference shares amounted to £485.75 per share (2019: £485.94).

Dividends paid on other equity instruments amounted to £677m (2019: £660m). For further detail on other equity instruments, please refer to Note 27.

The Directors have approved a full year dividend in respect of 2020 of £174m. In addition, the Company will pay a £520m dividend to Barclays PLC in order to partially fund a share buy-back. The aggregate dividend of £694m will be paid on 9 March 2021. The financial statements for the year ended 31 December 2020 do not reflect this aggregate dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2021. Dividends are funded out of distributable reserves.

16	Fair value of financial instruments
Accounting for financial assets and liabilities – fair values
Financial instruments that are held for trading are recognised at fair value through profit or loss. In addition, financial assets are held at fair value through profit or loss if they do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling. Subsequent changes in fair value for these instruments are recognised in the income statement in net investment income, except if reporting it in trading income reduces an accounting mismatch.

All financial instruments are initially recognised at fair value on the date of initial recognition (including transaction costs, other than financial instruments held at fair value through profit or loss) and depending on the subsequent classification of the financial asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Barclays Bank Group’s financial assets and liabilities, especially derivatives, quoted prices are not available and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract and then discount these values back to a present value. These models use as their basis independently sourced market inputs including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data such as in primary issuance and redemption activity for structured notes.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (Day One profit) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to possible changes in significant unobservable inputs is shown on page 206.

Critical accounting estimates and judgements
The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation
IFRS 13 Fair value measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1
Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2
Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable either directly or indirectly. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3
Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

The following table shows Barclays Bank Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2020				2019
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	60,619	65,182	1,863	127,664	59,968	51,105	2,264	113,337
Financial assets at fair value through the income statement	4,439	162,930	4,392	171,761	10,300	115,008	4,162	129,470
Derivative financial assets	9,154	289,071	4,468	302,693	5,439	221,048	3,154	229,641
Financial assets at fair value through other comprehensive income	12,150	39,599	153	51,902	11,577	33,400	429	45,406
Investment property	-	-	10	10	-	-	13	13
Total assets	86,362	556,782	10,886	654,030	87,284	420,561	10,022	517,867

Trading portfolio liabilities	(23,331)	(22,780)	(28)	(46,139)	(19,645)	(15,567)	-	(35,212)
Financial liabilities designated at fair value	(159)	(249,126)	(341)	(249,626)	(82)	(204,021)	(343)	(204,446)
Derivative financial liabilities	(8,762)	(285,579)	(6,239)	(300,580)	(5,305)	(219,646)	(3,989)	(228,940)
Total liabilities	(32,252)	(557,485)	(6,608)	(596,345)	(25,032)	(439,234)	(4,332)	(468,598)

The following table shows Barclays Bank PLC’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	2020				2019
	Valuation technique using				Valuation technique using
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	37,915	44,782	1,392	84,089	43,897	33,283	1,899	79,079
Financial assets at fair value through the income statement	30	199,557	3,486	203,073	3,877	155,714	2,909	162,500
Derivative financial assets	-	292,773	4,356	297,129	-	226,195	3,143	229,338
Financial assets at fair value through other comprehensive income	10,596	39,559	153	50,308	9,991	33,340	429	43,760
Investment property	-	-	5	5	-	-	5	5
Total assets	48,541	576,671	9,392	634,604	57,765	448,532	8,385	514,682

Trading portfolio liabilities	(32,210)	(15,855)	(28)	(48,093)	(36,851)	(8,279)	-	(45,130)
Financial liabilities designated at fair value	(22)	(266,794)	(321)	(267,137)	-	(207,444)	(321)	(207,765)
Derivative financial liabilities	-	(286,568)	(5,970)	(292,538)	-	(221,758)	(3,849)	(225,607)
Total liabilities	(32,232)	(569,217)	(6,319)	(607,768)	(36,851)	(437,481)	(4,170)	(478,502)

The following table shows Barclays Bank Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

Level 3 Assets and liabilities held at fair value by product type
	2020		2019
	Assets	Liabilities	Assets	Liabilities
Barclays Bank Group	£m	£m	£m	£m
Interest rate derivatives	1,613	(1,615)	605	(812)
Foreign exchange derivatives	144	(143)	291	(298)
Credit derivatives	196	(351)	539	(342)
Equity derivatives	2,497	(4,112)	1,710	(2,528)
Commodity derivatives	18	(18)	9	(9)
Corporate debt	698	(3)	521	-
Reverse repurchase and repurchase agreements	-	(174)	-	(167)
Non-asset backed loans	3,093	-	3,280	-
Asset backed securities	767	(24)	756	-
Equity cash products	542	-	1,228	-
Private equity investments	84	-	112	-
Othera	1,234	(168)	971	(176)
Total	10,886	(6,608)	10,022	(4,332)

Note
a	Other includes commercial real estate loans, funds and fund-linked products, issued debt, government sponsored debt and investment property.

Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of the valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used, observability and sensitivity analysis for material products within Level 3, are described below.

Interest rate derivatives
Description: Derivatives linked to interest rates or inflation indices. The category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate and inflation derivatives are generally valued using curves of forward rates constructed from market data to project and discount the expected future cash flows of trades. Instruments with optionality are valued using volatilities implied from market inputs, and use industry standard or bespoke models depending on the product type.

Observability: In general, inputs are considered observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques or inferred via another reasonable method.

Foreign exchange derivatives
Description: Derivatives linked to the foreign exchange (FX) market. The category includes FX forward contracts, FX swaps and FX options. The majority are traded as over the counter (OTC) derivatives.

Valuation: FX derivatives are valued using industry standard and bespoke models depending on the product type. Valuation inputs include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate.

Observability: FX correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Credit derivatives
Description: Derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets (e.g. a securitised product). The category includes single name and index credit default swaps (CDS) and total return swaps (TRS).

Valuation: CDS are valued on industry standard models using curves of credit spreads as the principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies.

Observability: CDS contracts referencing entities that are actively traded are generally considered observable. Other valuation inputs are considered observable if products with significant sensitivity to the inputs are actively traded in a liquid market. Unobservable valuation inputs are generally determined with reference to recent transactions or inferred from observable trades of the same issuer or similar entities.

Equity derivatives
Description: Exchange traded or OTC derivatives linked to equity indices and single names. The category includes vanilla and exotic equity products.

Valuation: Equity derivatives are valued using industry standard models. Valuation inputs include stock prices, dividends, volatilities, interest rates, equity repurchase curves and, for multi-asset products, correlations.

Observability: In general, valuation inputs are observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Commodity derivatives
Description: Exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: Commodity swaps and options are valued using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations.

Observability: Commodity correlations, forwards and volatilities are generally observable up to liquid maturities which are determined separately for each input and underlying. Unobservable inputs are set with reference to similar observable products, or by applying extrapolation techniques to observable inputs.

Corporate debt
Description: Primarily corporate bonds.

Valuation: Corporate bonds are valued using observable market prices sourced from broker quotes, inter-dealer prices or other reliable pricing sources.

Observability: Prices for actively traded bonds are considered observable. Unobservable bonds prices are generally determined by reference to bond yields or CDS spreads for actively traded instruments issued by or referencing the same (or a similar) issuer.

Level 3 sensitivity: Sensitivity is generally determined by applying a shift to bond yields using the average ranges of external levels observed in the market for similar bonds.

Reverse repurchase and repurchase agreements
Description: Includes securities purchased under resale agreements, securities sold under repurchase agreements, and other similar secured lending agreements. The agreements are primarily short-term in nature.

Valuation: Repurchase and reverse repurchase agreements are generally valued by discounting the expected future cash flows using industry standard models that incorporate market interest rates and repurchase rates, based on the specific details of the transaction.

Observability: Inputs are deemed observable up to liquid maturities, and are determined based on the specific features of the transaction. Unobservable inputs are generally set by referencing liquid market instruments and applying extrapolation techniques, or inferred via another reasonable method.

Non-asset backed loans
Description: Largely made up of fixed rate loans.

Valuation: Fixed rate loans are valued using models that discount expected future cash flows based on interest rates and loan spreads.

Observability: Within this loan population, the loan spread is generally unobservable. Unobservable loan spreads are determined by incorporating funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Asset backed securities
Description: Securities that are linked to the cash flows of a pool of referenced assets via securitisation. The category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, collateralised loan obligations (CLOs) and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics and loan attributes such as loan to value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price and the valuation is determined using a discounted cash flow analysis, the instrument is considered unobservable.

Equity cash products
Description: Includes listed equities, Exchange Traded Funds (ETF) and preference shares.

Valuation: Valuation of equity cash products is primarily determined through market observable prices.

Observability: Prices for actively traded equity cash products are considered observable. Unobservable equity prices are generally determined by reference to actively traded instruments that are similar in nature, or inferred via another reasonable method.

Private equity investments
Description: Includes investments in equity holdings in operating companies not quoted on a public exchange.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’ which require the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis and comparison with the earnings multiples of listed companies. While the valuation of unquoted equity instruments is subjective by nature, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Inputs are considered observable if there is active trading in a liquid market of products with significant sensitivity to the inputs. Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Other
Description: Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, physical commodities and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
During the period, there were no material transfers between Level 1 to Level 2. (2019: there were no material transfers between Level 1 and Level 2).

Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the period. Transfers have been reflected as if they had taken place at the beginning of the year.
Assets and liabilities included in disposal groups classified as held for sale and measured at fair value less cost to sell are not included as these are measured at fair value on a non-recurring basis.
Asset and liability transfers between Level 2 and Level 3 are primarily due to 1) an increase or decrease in observable market activity related to an input or 2) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2020					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	77	(6)	-	-	(35)	-	-	12	(17)	151
Non-asset backed loans	974	1,955	(2,182)	-	(12)	(10)	-	-	39	(55)	709
Asset backed securities	656	458	(428)	-	(40)	(25)	-	-	99	(34)	686
Equity cash products	392	5	(149)	-	-	(41)	-	-	11	(4)	214
Other	122	-	-	-	-	(21)	-	-	2	-	103
Trading portfolio assets	2,264	2,495	(2,765)	-	(52)	(132)	-	-	163	(110)	1,863

Non-asset backed loans	1,964	1,102	(283)	-	(293)	142	-	-	-	(352)	2,280
Equity cash products	835	9	(404)	-	-	(93)	(36)	-	9	-	320
Private equity investments	113	2	(20)	-	(1)	-	(9)	-	15	(12)	88
Other	1,250	3,716	(3,606)	-	(26)	32	(48)	-	386	-	1,704
Financial assets at fair value through the income statement	4,162	4,829	(4,313)	-	(320)	81	(93)	-	410	(364)	4,392

Non-asset backed loans	343	-	-	-	(237)	-	-	-	-	-	106
Asset backed securities	86	-	(35)	-	-	-	-	(4)	-	-	47
Financial assets at fair value through other comprehensive income	429	-	(35)	-	(237)	-	-	(4)	-	-	153

Investment property	13	-	(2)	-	-	-	(1)	-	-	-	10

Trading portfolio liabilities	-	(27)	-	-	-	(1)	-	-	-	-	(28)

Financial liabilities designated at fair value	(343)	-	1	(21)	1	21	-	-	(38)	38	(341)

Interest rate derivatives	(206)	17	(12)	-	85	109	-	-	(18)	23	(2)
Foreign exchange derivatives	(7)	-	-	-	21	(16)	-	-	(19)	22	1
Credit derivatives	198	(125)	24	-	(371)	24	-	-	(21)	116	(155)
Equity derivatives	(820)	(699)	(43)	-	105	(101)	-	-	(13)	(44)	(1,615)
Net derivative financial instrumentsa	(835)	(807)	(31)	-	(160)	16	-	-	(71)	117	(1,771)

Total	5,690	6,490	(7,145)	(21)	(768)	(15)	(94)	(4)	464	(319)	4,278

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2019	Purchases	Sales	Issues	Settlements	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2019
						Trading income	Other income		In	Out
Barclays Bank Group	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	388	126	(52)	-	(311)	1	-	-	45	(77)	120
Non-asset backed loans	2,263	1,844	(2,799)	-	(134)	24	-	-	200	(424)	974
Asset backed securities	664	202	(166)	-	-	(30)	-	-	16	(30)	656
Equity cash products	136	62	(40)	-	-	(31)	-	-	293	(28)	392
Other	162	-	-	-	(1)	(24)	-	-	-	(15)	122
Trading portfolio assets	3,613	2,234	(3,057)	-	(446)	(60)	-	-	554	(574)	2,264

Non-asset backed loans	1,836	235	-	-	(204)	99	(1)	-	-	(1)	1,964
Equity cash products	559	66	-	-	(2)	3	209	-	-	-	835
Private equity investments	191	5	(9)	-	(2)	-	(17)	-	-	(55)	113
Other	2,064	5,716	(5,720)	-	(9)	12	(33)	-	24	(804)	1,250
Financial assets at fair value through the income statement	4,650	6,022	(5,729)	-	(217)	114	158	-	24	(860)	4,162

Non-asset backed loans	-	283	-	-	-	-	-	60	-	-	343
Asset backed securities	-	116	(30)	-	-	-	-	-	-	-	86
Equity cash products	2	-	(1)	-	-	-	-	(1)	-	-	-
Other	353	-	-	-	(135)	-	-	-	-	(218)	-
Financial assets at fair value through other comprehensive income	355	399	(31)	-	(135)	-	-	59	-	(218)	429

Investment property	9	5	-	-	-	-	(1)	-	-	-	13

Trading portfolio liabilities	(3)	-	-	-	-	-	-	-	-	3	-

Financial liabilities designated at fair value	(261)	(179)	10	(42)	41	67	(2)	-	(27)	50	(343)

Interest rate derivatives	22	(9)	-	-	88	(92)	-	-	(177)	(38)	(206)
Foreign exchange derivatives	7	-	-	-	25	(12)	-	-	(32)	5	(7)
Credit derivatives	1,050	(59)	3	-	(866)	76	-	-	(9)	3	198
Equity derivatives	(607)	(296)	(35)	-	(2)	(296)	-	-	(37)	453	(820)
Net derivative financial instrumentsa	472	(364)	(32)	-	(755)	(324)	-	-	(255)	423	(835)

Total	8,835	8,117	(8,839)	(42)	(1,512)	(203)	155	59	296	(1,176)	5,690

Note
a
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,468m (2019: £3,154m) and derivative financial liabilities are £6,239m (2019: £3,989m).

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2020					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2020
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	1,899	2,009	(2,294)	-	(54)	(157)	-	-	63	(74)	1,392
Financial assets at fair value through the income statement	2,909	4,696	(3,870)	-	(292)	68	(52)	-	28	(1)	3,486
Fair value through other comprehensive income	429	-	(35)	-	(237)	-	-	(4)	-	-	153
Investment property	5	-	-	-	-	-	-	-	-	-	5
Trading portfolio liabilities	-	(27)	-	-	-	(1)	-	-	-	-	(28)
Financial liabilities designated at fair value	(321)	-	3	(21)	1	21	-	-	(32)	28	(321)
Net derivative financial instrumentsa	(706)	(807)	(30)	-	(37)	(88)	-	-	(44)	98	(1,614)
Total	4,215	5,871	(6,226)	(21)	(619)	(157)	(52)	(4)	15	51	3,073

Analysis of movements in Level 3 assets and liabilities
	As at 1 January 2019					Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 31 December 2019
		Purchases	Sales	Issues	Settlements	Trading income	Other income		In	Out
Barclays Bank PLC	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	3,462	2,098	(2,939)	-	(445)	(80)	-	-	364	(561)	1,899
Financial assets at fair value through the income statement	4,013	5,903	(6,125)	-	(174)	109	(35)	-	23	(805)	2,909
Fair value through other comprehensive income	355	398	(30)	-	(135)	60	(1)	-	-	(218)	429
Investment property	-	5	-	-	-	-	-	-	-	-	5
Financial liabilities designated at fair value	(251)	(221)	10	-	38	66	-	-	(13)	50	(321)
Net derivative financial instrumentsa	416	(363)	97	-	(785)	(296)	-	-	(127)	352	(706)
Total	7,995	7,820	(8,987)	-	(1,501)	(141)	(36)	-	247	(1,182)	4,215

Note
a
The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,356m (2019: £3,143m) and derivative financial liabilities are £5,970m (2019: £3,849m).

Unrealised gains and losses on Level 3 financial assets and liabilities
The following tables disclose the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2020				2019
	Income statement		Other compre- hensive income		Income statement		Other compre- hensive income
Barclays Bank Group	Trading income	Other income		Total	Trading income	Other income		Total
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(114)	-	-	(114)	(57)	-	-	(57)
Financial assets at fair value through the income statement	115	(89)	-	26	101	199	-	300
Fair value through other comprehensive income	-	-	(1)	(1)	-	-	60	60
Investment property	-	(1)	-	(1)	-	(1)	-	(1)
Trading portfolio liabilities	-	-	-	-	-	-	-	-
Financial liabilities designated at fair value	20	(1)	-	19	64	-	-	64
Net derivative financial instruments	(91)	-	-	(91)	(459)	-	-	(459)
Total	(70)	(91)	(1)	(162)	(351)	198	60	(93)

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at year end
	2020				2019
	Income statement		Other compre-hensive income	Total	Income statement		Other compre-hensive income	Total
Barclays Bank PLC	Trading income	Other income			Trading income	Other income
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(153)	-	-	(153)	(100)	-	-	(100)
Financial assets at fair value through the income statement	103	(50)	-	53	99	212	-	311
Fair value through other comprehensive income	-	-	(1)	(1)	-	-	60	60
Financial liabilities designated at fair value	21	-	-	21	66	-	-	66
Net derivative financial instruments	(72)	-	-	(72)	(430)	-	-	(430)
Total	(101)	(50)	(1)	(152)	(365)	212	60	(93)

Significant unobservable inputs
The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Valuation technique(s) a	Significant unobservable inputs	2020 Range		2019 Range
			Min	Max	Min	Max	Unitsb
Derivative financial instrumentsc
Interest rate derivatives	Discounted cash flows	Inflation forwards	1	3	1	3%
		Credit spread	17	1,831	41	1,620	bps
	Comparable pricing	Price	-	84	-	37	points
	Option model	Inflation volatility	31	227	47	190	bps vol
		Interest rate volatility	6	489	8	431	bps vol
		FX - IR correlation	(30)	78	(30)	78%
		IR - IR correlation	(20)	99	(30)	100%
Credit derivatives	Discounted cash flows	Credit spread	5	480	72	200	bps
	Comparable pricing	Price	-	100	-	155	points
Equity derivatives	Option model	Equity volatility	1	110	1	200%
		Equity - equity correlation	(45)	100	(20)	100%
	Discounted cash flow	Discounted margin	(225)	3,000	(500)	1,100	bps
Non-derivative financial instruments
Non-asset backed loans	Discounted cash flows	Loan spread	32	477	31	624	bps
		Credit spread	200	300	180	1,223	bps
		Price	-	104	-	133	points
		Yield	5	8	6	12%
	Comparable pricing	Price	-	137	-	123	points
Asset backed securities	Comparable pricing	Price	-	112	-	99	points
Corporate debt	Comparable pricing	Price	-	127	-	100	points
Otherd	Discounted cash flows	Credit spread	146	483	126	649	bps

Notes
a	A range has not been provided for Net Asset Value as there would be a wide range reflecting the diverse nature of the positions.
b
The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.

c
Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 17-1,831bps (2019: 41-1,620bps).

d	Other includes commercial real estate loans.

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Forwards
A price or rate that is applicable to a financial transaction that will take place in the future.

In general, a significant increase in a forward in isolation will result in a fair value increase for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Credit spread
Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant demands for taking on exposure to the credit risk of an instrument and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in a fair value decrease for a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Volatility
Volatility is a measure of the variability or uncertainty in return for a given derivative underlying. It is an estimate of how much a particular underlying instrument input or index will change in value over time. In general, volatilities are implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, and the strike/maturity profile of a specific contract.

In general a significant increase in volatility in isolation will result in a fair value increase for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be interrelationships between unobservable volatilities and other unobservable inputs (e.g. when equity prices fall, implied equity volatilities generally rise) but these are generally specific to individual markets and may vary over time.

Correlation
Correlation is a measure of the relationship between the movements of two variables. Correlation can be a significant input into valuation of derivative contracts with more than one underlying instrument. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a CDO structure.

A significant increase in correlation in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Comparable price
Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable instrument, then adjusting that yield (or spread) to account for relevant differences such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable and unobservable instruments in order to establish a value.

In general, a significant increase in comparable price in isolation will result in an increase in the price of the unobservable instrument. For derivatives, a change in the comparable price in isolation can result in a fair value increase or decrease depending on the specific terms of the instrument.

Loan spread
Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

The ESHLA portfolio primarily consists of long-dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans are categorised as Level 3 in the fair value hierarchy due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long-dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads. The majority of ESHLA loans are to borrowers in heavily regulated sectors that are considered extremely low credit risk, and have a history of near zero defaults since inception. While the overall loan spread range is from 32bps to 477bps (2019: 31bps to 624bps), the vast majority of spreads are concentrated towards the bottom end of this range, with 98% of the loan notional being valued with spreads less than 200bps consistently for both years.

In general, a significant increase in loan spreads in isolation will result in a fair value decrease for a loan.

Sensitivity analysis of valuations using unobservable inputs
	2020				2019
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	82	-	(123)	-	44	-	(127)	-
Foreign exchange derivatives	6	-	(11)	-	5	-	(7)	-
Credit derivatives	55	-	(44)	-	73	-	(47)	-
Equity derivatives	174	-	(179)	-	114	-	(119)	-
Commodity derivatives	2	-	(2)	-	-	-	-	-
Corporate debt	16	-	(14)	-	11	-	(16)	-
Non asset backed loans	104	3	(190)	(3)	125	8	(228)	(8)
Equity cash products	158	-	(141)	-	123	-	(175)	-
Private equity investments	15	-	(15)	-	16	-	(25)	-
Othera	21	-	(21)	-	1	-	(1)	-
Total	633	3	(740)	(3)	512	8	(745)	(8)

Note
a	Other includes commercial real estate loans, funds and fund-linked products, issued debt, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £636m (2019: £520m) or to decrease fair values by up to £743m (2019: £753m) with substantially all the potential effect impacting profit and loss rather than reserves.

Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	2020	2019
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(483)	(420)
Uncollateralised derivative funding	(115)	(57)
Derivative credit valuation adjustments	(268)	(135)
Derivative debit valuation adjustments	113	155

Exit price adjustments derived from market bid-offer spreads
Barclays Bank Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the exit level for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy.

Bid-offer levels are generally derived from market quotes such as broker data. Less liquid instruments may not have a directly observable bid-offer level. In such instances, an exit price adjustment may be derived from an observable bid-offer level for a comparable liquid instrument, or determined by calibrating to derivative prices, or by scenario or historical analysis.

Exit price adjustments derived from market bid-offer spreads have increased by £63m to £483m as a result of movements in market bid offer spreads.

Discounting approaches for derivative instruments
Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant credit support annex (CSA). The CSA aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £115m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised and partially collateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the Funding Fair Value Adjustment (FFVA). FFVA has increased by £58m to £115m as a result of moves in input funding spreads and an update to methodology.

FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2020 was to reduce FFVA by £115m (2019: £170m).

Derivative credit and debit valuation adjustments
CVA and DVA are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays Bank Group’s own credit quality respectively. These adjustments are calculated for uncollateralised and partially collateralised derivatives across all asset classes. CVA and DVA are calculated using estimates of exposure at default, probability of default and recovery rates, at a counterparty level. Counterparties include (but are not limited to) corporates, sovereigns and sovereign agencies and supranationals.

Exposure at default is generally estimated through the simulation of underlying risk factors through approximating with a more vanilla structure, or by using current or scenario-based mark to market as an estimate of future exposure.

Probability of default and recovery rate information is generally sourced from the CDS markets. Where this information is not available, or considered unreliable, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £32m (2019: £36m) increase in CVA.

CVA increased by £133m to £268m as a result of an increased uncollateralised and partially collateralised derivative asset and widening input counterparty credit spreads. DVA decreased by £42m to £113m, as a result of an update to methodology partially offset by widening input own credit spreads.

Correlation between counterparty credit and underlying derivative risk factors, termed ‘wrong-way,’ or ‘right-way’ risk, is not systematically  incorporated into the CVA calculation but is adjusted where the underlying exposure is directly related to the counterparty.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate.

Portfolio exemptions

Barclays Bank Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, Barclays Bank Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £103m (2019: £100m) for financial instruments measured at fair value and £30m (2019: £31m) for financial instruments carried at amortised cost. The increase in financial instruments measured at fair value of £3m (2019: £27m decrease) was driven by additions of £26m (2019: £40m) and £23m (2019: £67m) of amortisation and releases.  The decrease of £1m (2019: £nil) in financial instruments carried at amortised cost was driven by £2m (2019: £2m) of amortisation and releases offset by additions of £1m (2019: £2m).

Third party credit enhancements
Structured and brokered certificates of deposit issued by Barclays Bank Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the US. The FDIC is funded by premiums that Barclays Bank Group and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,494m (2019: £3,218m).

Comparison of carrying amounts and fair values
The following tables summarises the fair value of financial assets and liabilities measured at amortised cost on Barclays Bank Group’s and Barclays Bank PLC’s balance sheet:

Barclays Bank Group	2020					2019
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	134,267	134,537	8,824	65,267	60,446	141,636	141,251	6,827	69,289	63,133
Reverse repurchase agreements and other similar secured lending	8,981	8,981	-	8,981	-	1,731	1,731	-	1,731	-

Financial liabilities
Deposits at amortised cost	(244,696)	(244,738)	(165,909)	(78,769)	(60)	(213,881)	(213,897)	(135,398)	(78,494)	(5)
Repurchase agreements and other similar secured borrowing	(10,443)	(10,443)	-	(10,443)	-	(2,032)	(2,032)	-	(2,032)	-
Debt securities in issue	(29,423)	(29,486)	-	(27,630)	(1,856)	(33,536)	(33,529)	-	(31,652)	(1,877)
Subordinated liabilities	(32,005)	(33,356)	-	(33,356)	-	(33,425)	(34,861)	-	(34,861)	-

Barclays Bank PLC	2020					2019
	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
As at 31 December	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Loans and advances at amortised cost	191,538	190,811	8,832	146,142	35,837	161,663	161,007	6,827	124,665	29,515
Reverse repurchase agreements and other similar secured lending	11,535	11,535	-	11,535	-	4,939	4,939	-	4,939	-

Financial liabilities
Deposits at amortised cost	(272,190)	(272,189)	(139,051)	(133,078)	(60)	(240,631)	(240,630)	(111,940)	(128,685)	(5)
Repurchase agreements and other similar secured borrowing	(27,722)	(27,720)	-	(27,720)	-	(9,185)	(9,185)	-	(9,185)	-
Debt securities in issue	(17,221)	(17,272)	-	(17,272)	-	(19,883)	(19,899)	-	(19,899)	-
Subordinated liabilities	(31,852)	(33,205)	-	(33,205)	-	(33,205)	(34,616)	-	(34,616)	-

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

Financial assets
The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy in Note 18.

Loans and advances at amortised cost
The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

Reverse repurchase agreements and other similar secured lending
The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities
The carrying value of financial liabilities held at amortised cost (including customer accounts, other deposits, repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy in Note 1.

Deposits at amortised cost
In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that reprice frequently, such as customer accounts and other deposits and short-term debt securities.

The fair value for deposits with longer-term maturities, mainly time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal.

Repurchase agreements and other similar secured borrowing
The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Debt securities in issue
Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value.

Subordinated liabilities
Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issuer concerned or issuers with similar terms and conditions.

23	Provisions
Accounting for provisions
The Barclays Bank Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs, when an obligation exists; for example, when the Barclays Bank Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan.

Critical accounting estimates and judgements
The financial reporting of provisions involves a significant degree of judgement and is complex. Identifying whether a present obligation exists and estimating the probability, timing, nature and quantum of the outflows that may arise from past events requires judgements to be made based on the specific facts and circumstances relating to individual events and often requires specialist professional advice. When matters are at an early stage, accounting judgements and estimates can be difficult because of the high degree of uncertainty involved. Management continues to monitor matters as they develop to re-evaluate on an ongoing basis whether provisions should be recognised, however there can remain a wide range of possible outcomes and uncertainties, particularly in relation to legal, competition and regulatory matters, and as a result it is often not practicable to make meaningful estimates even when matters are at a more advanced stage.

The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates. Customer redress and legal, competition and regulatory matters are areas where a higher degree of professional judgement is required. The amount that is recognised as a provision can also be very sensitive to the assumptions made in calculating it. This gives rise to a large range of potential outcomes which require judgement in determining an appropriate provision level. See below for information on payment protection redress and Note 25 for more detail of legal, competition and regulatory matters.

			Undrawn contractually committed facilities and guarantees provideda		Legal, competition and regulatory matters
	Onerous contracts	Redundancy and restructuring		Customer redress		Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank Group
As at 1 January 2020	20	63	252	71	374	171	951
Additions	3	66	575	29	63	57	793
Amounts utilised	(4)	(54)	-	(16)	(162)	(53)	(289)
Unused amounts reversed	(13)	(26)	(28)	(10)	(45)	(46)	(168)
Exchange and other movements	-	(5)	(30)	(30)	(8)	(6)	(79)
As at 31 December 2020	6	44	769	44	222	123	1,208

			Undrawn contractually committed facilities and guarantees provideda		Legal, competition and regulatory matters
	Onerous contracts	Redundancy and restructuring		Customer redress		Sundry provisions	Total
	£m	£m	£m	£m	£m	£m	£m
Barclays Bank PLC
As at 1 January 2020	4	23	214	48	228	113	630
Additions	1	26	496	28	41	50	642
Amounts utilised	(1)	(22)	-	(12)	(27)	(51)	(113)
Unused amounts reversed	(2)	(9)	(27)	(10)	(42)	(44)	(134)
Exchange and other movements	-	(2)	(29)	(10)	-	-	(41)
As at 31 December 2020	2	16	654	44	200	68	984

Note
a	Undrawn contractually committed facilities and guarantees provisions are accounted for under IFRS 9.

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2020 for Barclays Bank Group were £787m (2019: £739m) and for Barclays Bank PLC were £609m (2019: £491).

Onerous contracts
Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts net of any expected benefits to be received.

Redundancy and restructuring
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision. For further information, refer to Credit Risk section for loan commitments and financial guarantees on pages 68 and 70.

Customer redress
Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of the Barclays Bank Group’s business activities. There are no significant individual customer redress provisions at 31 December 2020.

Legal, competition and regulatory matters
The Barclays Bank Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties, please refer to Note 25.

Sundry provisions
This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

24	Contingent liabilities and commitments
Accounting for contingent liabilities
Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the likelihood of an outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on-balance sheet:

	Barclays Bank Group
	2020	2019
	£m	£m
Guarantees and letters of credit pledged as collateral security	15,138	17,006
Performance guarantees, acceptances and endorsements	5,794	6,771
Total contingent liabilities	20,932	23,777
Of which: Financial guarantees carried at fair value	229	43

Documentary credits and other short-term trade related transactions	1,086	1,291
Standby facilities, credit lines and other commitments	263,936	268,736
Total commitments	265,022	270,027
Of which: Loan commitments carried at fair value	9,248	17,660

	Barclays Bank PLC
	2020	2019
	£m	£m
Guarantees and letters of credit pledged as collateral security	24,038	21,818
Performance guarantees, acceptances and endorsements	4,520	5,525
Total contingent liabilities	28,558	27,343
Of which: Financial guarantees carried at fair value	229	43

Documentary credits and other short-term trade related transactions	1,029	1,216
Standby facilities, credit lines and other commitments	182,733	189,634
Total commitments	183,762	190,850
Of which: Loan commitments carried at fair value	8,733	17,023

Expected credit losses held against contingent liabilities and commitments equal £769m (2019: £252m) for Barclays Bank Group and £654m (2019: £214m) for Barclays Bank PLC and are reported in Note 23.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 25.

25	Legal, competition and regulatory matters
Barclays Bank Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies as described in Note 23, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Barclays Bank Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Barclays Bank Group’s potential financial exposure in respect of those matters.

Investigations into certain advisory services agreements and related civil action

FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed. All charges brought by the SFO against Barclays PLC and Barclays Bank PLC in relation to the Agreements were dismissed in 2018.

Civil action
PCP Capital Partners LLP and PCP International Finance Limited (PCP) are seeking damages of up to approximately £819m from Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from alleged statements made by Barclays Bank PLC to PCP in relation to the terms on which securities were to be issued to potential investors, allegedly including PCP, in the November 2008 capital raising. The trial took place in 2020 and the High Court has indicated that judgment is imminent. The outcome of the judgment, and any financial impact on the Barclays Bank Group, is unknown. Barclays Bank PLC is defending the claim.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO closed its investigation with no action to be taken against the Barclays Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

 Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $900m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m have received final court approval.

Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions
In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.

SIBOR/SOR civil action
In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs have appealed the dismissal.

ICE LIBOR civil actions
In 2019, several putative class actions were filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal. In August 2020, an ICE LIBOR-related action was filed in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR.

Non-US benchmarks civil actions
Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Foreign Exchange investigations and related civil actions
In 2015, the Barclays Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. Under the related plea agreement with the US Department of Justice (DoJ), which received final court approval in January 2017, the Barclays Group agreed to a term of probation of three years, which expired in January 2020. The Barclays Group also continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Barclays Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Barclays Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Barclays Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

FX opt out civil action
In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in 2020.

Retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Barclays Group and all other defendants. The plaintiffs have filed an amended complaint.

State law FX civil action
In 2017, the SDNY dismissed consolidated putative class actions brought under federal and various state laws on behalf of proposed classes of (i) stockholders of Exchange Traded Funds and others who purportedly were indirect investors in FX instruments, and (ii) investors who traded FX instruments through FX dealers or brokers not alleged to have manipulated Foreign Exchange Rates. Barclays Bank PLC and BCI have settled the claim, which has received final court approval. The financial impact of the settlement is not material to the Barclays Bank Group’s operating results, cash flows or financial position.

Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court of Justice by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

Metals investigations and related civil actions
Barclays Bank PLC previously provided information to the DoJ, the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions
There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007 (the Acquired Subsidiary). The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Barclays Bank Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.

In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against seven banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.

Government and agency securities civil actions and related matters
Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Barclays Group provided information in cooperation with such investigations. In January 2021, the Mexican Competition Authority concluded its investigation into activities relating to the trading of Mexican government bonds and granted Barclays Bank Mexico S.A. immunity from fines.

Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The defendants have filed a motion to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motion to dismiss the plaintiffs’ complaint, which the plaintiffs have appealed. The plaintiffs have voluntarily dismissed the other SDNY action.

Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Two putative class action complaints, which have been consolidated, have been filed in the SDNY. In the SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020.

Government bond civil actions
In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Barclays Bank Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to final court approval.

Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss.

Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the NY Supreme Court, demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In October 2020, the trial court granted Barclays Bank PLC’s motion for summary judgment on its counterclaims against BDC. BDC has appealed.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act
There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Government of Iran and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motion to dismiss three actions in the EDNY. Plaintiffs have appealed in one action. The court also granted the defendants’ motion to dismiss another action in the SDNY. The remaining actions are stayed pending decisions in these cases.

Shareholder derivative action
A purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Barclays Group. The shareholder filed the claim on behalf of Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties under the Companies Act 2006. The plaintiff seeks damages for the losses that Barclays PLC allegedly suffered.

Investigation into collections and recoveries relating to unsecured lending
Since 2018, the FCA has been investigating whether the Barclays Group implemented effective systems and controls with respect to collections and recoveries and whether it paid due consideration to the interests of customers in default and arrears. In December 2020, Barclays Bank UK PLC and Barclays Bank PLC settled with the FCA and agreed to pay a total penalty of £26m.

Investigation into UK cards’ affordability
The FCA is investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. Barclays is providing information in cooperation with the investigation.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR
Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC have applied to strike out the claims.

General
The Barclays Bank Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Barclays Bank Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Barclays Bank Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Barclays Bank Group is or has been engaged. The Barclays Bank Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays Bank PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays Bank PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

26	Subordinated liabilities
Accounting for subordinated liabilities
Subordinated liabilities are measured at amortised cost using the effective interest method under IFRS 9, unless they are irrevocably designated at fair value through profit or loss at initial recognition because such designation eliminates or significantly reduces an accounting mismatch. Refer to Note 15 for details about accounting for liabilities designated at fair value through profit or loss.

	Barclays Bank Group
	2020	2019
	£m	£m
As at 1 January	33,425	35,327
Issuances	3,856	6,785
Redemptions	(5,954)	(7,804)
Other	678	(883)
As at 31 December	32,005	33,425

	Barclays Bank PLC
	2020	2019
	£m	£m
As at 1 January	33,205	35,085
Issuances	3,700	6,627
Redemptions	(5,582)	(7,632)
Other	529	(875)
As at 31 December	31,852	33,205

Issuances of £3,856m comprise £3,700m intra-group loans from Barclays PLC and £156m USD Floating Rate Notes issued externally by a Barclays Bank PLC subsidiary.

Redemptions of £5,954m comprise £3,456m intra-group loans from Barclays PLC and £2,498m externally issued notes comprising a £1,126m partial redemption of USD 7.625% Contingent Capital Notes and the redemption of £842m USD 5.14% Lower Tier 2 Notes and £158m 7.125% Undated Subordinated Notes. Barclays Bank PLC subsidiaries redeemed £342m USD Floating Rate Notes and £30m USD Fixed Rate Notes.

Other movements predominantly include fair value hedge adjustments, partially offset by amortisation and foreign exchange movements.

Subordinated liabilities include accrued interest and comprise undated and dated subordinated liabilities as follows:

	Barclays Bank Group
	2020	2019
	£m	£m
Undated subordinated liabilities	905	1,073
Dated subordinated liabilities	31,100	32,352
Total subordinated liabilities	32,005	33,425

	Barclays Bank PLC
	2020	2019
	£m	£m
Undated subordinated liabilities	906	1,211
Dated subordinated liabilities	30,946	31,994
Total subordinated liabilities	31,852	33,205

None of the Barclays Bank Group’s subordinated liabilities are secured.

Undated subordinated liabilities a		Barclays Bank Group
		2020	2019
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	17	16
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	205	203
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	56	53
Undated Notes
7.125% Undated Subordinated Notes	2020	-	165
6.125% Undated Subordinated Notes	2027	43	42
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	29
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	89	92
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	186	191
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	78	81
9% Permanent Interest Bearing Capital Bonds(GBP 40m)	At any time	44	44
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	57	55
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	83	81
Total undated subordinated liabilities		905	1,073

Undated subordinated liabilities a		Barclays Bank PLC
		2020	2019
	Initial call date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	17	16
6.86% Callable Perpetual Core Tier One Notes (USD 179m)	2032	205	203
Reserve Capital Instruments (RCIs)
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	56	53
Undated Notes
7.125% Undated Subordinated Notes	2020	-	165
6.125% Undated Subordinated Notes	2027	44	42
Junior Undated Floating Rate Notes (USD 38m)	Any interest payment date	28	100
Undated Floating Rate Primary Capital Notes Series 1 (USD 167m)	Any interest payment date	89	126
Undated Floating Rate Primary Capital Notes Series 2 (USD 295m)	Any interest payment date	186	224
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	21	21
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	78	81
9% Permanent Interest Bearing Capital Bonds	At any time	44	44
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (JPY 8,000m)	2028	57	55
5% Reverse Dual Currency Undated Subordinated Loan (JPY 12,000m)	2028	83	81
Total undated subordinated liabilities		906	1,211

Note

a	Instrument values are disclosed to the nearest million

Undated subordinated liabilities
Undated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated subordinated liabilities are described below:

Subordination
All undated subordinated liabilities rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated subordinated liabilities in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest
All undated subordinated liabilities bear a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 1, Series 2 and Series 3 Undated Notes which are floating rate at rates fixed periodically in advance based on the related market rate.

After the initial call date, in the event that they are not redeemed, the 6.125% Undated Notes, and the 9.25% Bonds will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated subordinated liabilities will bear interest at rates fixed periodically in advance based on market rates.

Payment of interest
Apart from the Junior Undated Floating Rate Notes, Barclays Bank PLC is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 9.25% Bonds if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of Barclays Bank PLC. Barclays Bank PLC is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 month interest period, a dividend has not been paid on any class of its share capital. Interest not paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, During the year, Barclays Bank PLC paid interest on each of its Undated Notes, Bonds and Loans.

No payment of principal or any interest may be made unless Barclays Bank PLC satisfies a specified solvency test.

Barclays Bank PLC may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, and (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment. Whilst such deferral is continuing, (i) neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Barclays Bank PLC may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as Barclays Bank PLC next makes a payment of interest on the TONs, (i) neither Barclays Bank PLC nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or preference shares, or make payments of interest in respect of Barclays Bank PLC’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment
All undated subordinated liabilities are repayable, at the option of Barclays Bank PLC generally in whole at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.125% Undated Notes and the 9.25% Bonds on any fifth anniversary after the initial call date. In addition, each issue of undated subordinated liabilities is repayable, at the option of Barclays Bank PLC, in whole for certain tax reasons, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior consent of the PRA.

Other
All issues of undated subordinated liabilities are non-convertible.

Dated subordinated liabilitiesa			Barclays Bank Group
			2020	2019
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	-	832
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,427	1,375
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	221	239
Subordinated Floating Rate Notes (EUR 100m)		2021	90	85
10% Fixed Rate Subordinated Notes		2021	2,108	2,157
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,101	1,123
Subordinated Floating Rate Notes (EUR 50m)		2022	45	43
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	982	957
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,189	2,453
Subordinated Floating Rate Notes (EUR 50m)		2023	45	42
5.75% Fixed Rate Subordinated Notes		2026	351	350
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	108	105
6.33% Subordinated Notes		2032	64	62
Subordinated Floating Rate Notes (EUR 68m)		2040	61	58
External issuances by other subsidiaries		2025	146	358
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,388	1,309
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	119	116
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,069	1,036
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	973	944
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	1,049	994
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	660	651
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	960	849
Floating Rate Subordinated Notes (USD 456m)		2047	337	350
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			9,563	7,548
Various Subordinated Floating Rate Loans			489	1,094
Various Fixed Rate Subordinated Callable Loans			5,838	5,225
Various Subordinated Floating Rate Callable Loans			500	1,997
Zero Coupon Callable Loans		2050	221	-
Total dated subordinated liabilities			31,100	32,352

Notes
a	Instrument values are disclosed to the nearest million

Dated subordinated liabilitiesa			Barclays Bank PLC
			2020	2019
	Initial call date	Maturity date	£m	£m
Barclays Bank PLC externally issued subordinated liabilities
5.14% Lower Tier 2 Notes (USD 1,094m)		2020	-	832
6% Fixed Rate Subordinated Notes (EUR 1,500m)		2021	1,427	1,375
9.5% Subordinated Bonds (ex-Woolwich Plc)		2021	221	239
Subordinated Floating Rate Notes (EUR 100m)		2021	90	85
10% Fixed Rate Subordinated Notes		2021	2,108	2,157
10.179% Fixed Rate Subordinated Notes (USD 1,521m)		2021	1,101	1,123
Subordinated Floating Rate Notes (EUR 50m)		2022	45	43
6.625% Fixed Rate Subordinated Notes (EUR 1,000m)		2022	982	957
7.625% Contingent Capital Notes (USD 3,000m)		2022	1,187	2,453
Subordinated Floating Rate Notes (EUR 50m)		2023	45	42
5.75% Fixed Rate Subordinated Notes		2026	351	350
5.4% Reverse Dual Currency Subordinated Loan (JPY 15,000m)		2027	108	105
6.33% Subordinated Notes(GBP 50m)		2032	64	62
Subordinated Floating Rate Notes (EUR 68m)		2040	61	58
Barclays Bank PLC notes issued intra-group to Barclays PLC
2% Fixed Rate Subordinated Callable Notes (EUR 1,500m)	2023	2028	1,388	1,309
3.75% Fixed Rate Resetting Subordinated Callable Notes (SGD 200m)	2025	2030	119	116
5.20% Fixed Rate Subordinated Notes (USD 1,367m)		2026	1,069	1,036
4.836% Fixed Rate Subordinated Callable Notes (USD 1,200m)	2027	2028	973	944
5.088% Fixed-to-Floating Rate Subordinated Callable Notes (USD 1,300m)	2029	2030	1,049	994
5.25% Fixed Rate Subordinated Notes (USD 827m)		2045	660	651
4.95% Fixed Rate Subordinated Notes (USD 1,250m)		2047	960	849
Floating Rate Subordinated Notes (USD 456m)		2047	337	350
Barclays Bank PLC intra-group loans from Barclays PLC
Various Fixed Rate Subordinated Loans			9,563	7,548
Various Subordinated Floating Rate Loans			489	1,094
Various Fixed Rate Subordinated Callable Loans			5,834	5,225
Various Subordinated Floating Rate Callable Loans			500	1,997
Zero Coupon Callable Notes		2050	221	-
Total dated subordinated liabilities			30,946	31,994

Notes
a	Instrument values are disclosed to the nearest million

Dated subordinated liabilities
Dated subordinated liabilities are issued by Barclays Bank PLC and its subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated subordinated liabilities are described below:

Currency and maturity
In addition to the individual dated subordinated liabilities listed in the table, the £16,607m (2019: £15,864m) of intra-group loans is made up of various fixed, fixed to floating, floating rate and zero coupon loans from Barclays PLC with notional amounts denominated in USD 14,409m, EUR 5,024m, GBP 1,250m, JPY 233,600m, AUD 1,715m, SEK 500m, NOK 970m and CHF 175m, with maturities ranging from 2021to 2050. Certain intra-group loans have a call date one year prior to their maturity.

Subordination
All dated subordinated liabilities, both externally issued and issued intra-group to Barclays PLC, rank behind the claims against the bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated subordinated liabilities and the holders of Barclays Bank PLC equity. The Barclays Bank PLC intra-group loans from Barclays PLC rank pari passu amongst themselves but ahead of the Barclays Bank PLC notes issued intra-group to Barclays PLC and the Barclays Bank PLC externally issued subordinated liabilities. The external dated subordinated liabilities issued by subsidiaries are similarly subordinated as the external subordinated liabilities issued by Barclays Bank PLC.

Interest
Interest on floating rate notes and loans is set by reference to market rates at the time of issuance and fixed periodically in advance, based on the related market rates.

Interest on fixed rate notes and loans is set by reference to market rates at the time of issuance and fixed until maturity.

Interest on fixed rate callable notes and loans is set by reference to market rates at the time of issuance and fixed until the call date.  After the call date, in the event that the notes or loans are not redeemed, the interest rate will be re-set to either a fixed or floating rate until maturity based on market rates.

No interest is paid on zero coupon notes.

Repayment
Those subordinated liabilities with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated subordinated liabilities outstanding at 31 December 2020 are redeemable only on maturity, subject in particular cases, to provisions allowing an early redemption in the event of certain changes in tax law or, to certain changes in legislation or regulations.

Any repayments prior to maturity may require, in the case of Barclays Bank PLC, the prior consent of the PRA or BoE, or in the case of the overseas issues, the consent of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

Other
The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Barclays Group) for nil consideration in the event the Barclays PLC transitional CET1 ratio falls below 7.0%.

27	Ordinary shares, preference shares and other equity

Called up share capital, allotted and fully paid and other equity instruments
	Ordinary share capital	Preference share capital	Total share capital	Other equity instruments
	£m	£m	£m	£m
As at 1 January 2020	2,342	6	2,348	8,323
AT1 securities issuance	-	-	-	1,134
AT1 securities redemption	-	-	-	(836)
As at 31 December 2020	2,342	6	2,348	8,621

As at 1 January 2019	2,342	6	2,348	7,595
AT1 securities issuance	-	-	-	2,302
AT1 securities redemption	-	-	-	(1,574)
As at 31 December 2019	2,342	6	2,348	8,323

Capital reorganisation
The share premium account of Barclays Bank PLC was cancelled in 2018, following the confirmation of the High Court of Justice in England and Wales. The balance of £12,092m was credited to retained earnings.

Ordinary shares
The issued ordinary share capital of Barclays Bank PLC, as at 31 December 2020, comprised 2,342m (2019: 2,342m) ordinary shares of £1 each.

Preference shares
The issued preference share capital of Barclays Bank PLC, as at 31 December 2020, comprised 1,000 Sterling Preference Shares of £1 each (2019: 1,000); 31,856 Euro Preference Shares of €100 each (2019: 31,856); and 58,133 US Dollar Preference Shares of $100 each (2019: 58,133).

Ordinary share capital and preference share capital constitutes 100% (2019: 100%) of total share capital issued.

Sterling £1 Preference Shares
1,000 Sterling cumulative callable preference shares of £1 each (the £1 Preference Shares) were issued on 31 December 2004 at nil premium.

The £1 Preference Shares entitle the holders thereof to receive Sterling cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a rate reset semi-annually equal to the Sterling interbank offered rate for six-month sterling deposits.

Barclays Bank PLC shall be obliged to pay such dividends if: (1) it has profits available for the purpose of distribution under the Companies Act 2006 as at each dividend payment date; and (2) it is solvent on the relevant dividend payment date, provided that a capital regulations condition is satisfied on such dividend payment date. The dividends shall not be due and payable on the relevant dividend payment date except to the extent that Barclays Bank PLC could make such payment and still be solvent immediately thereafter. Barclays Bank PLC shall be considered solvent on any date if: (1) it is able to pay its debts to senior creditors as they fall due; and (2) its auditors have reported within the previous six months that its assets exceed its liabilities. If Barclays Bank PLC shall not pay, or shall pay only in part, a dividend for a period of seven days or more after the due date for payment, the holders of the £1 Preference Shares may institute proceedings for the winding-up of Barclays Bank PLC. No remedy against Barclays Bank PLC shall be available to the holder of any £1 Preference Shares for the recovery of amounts owing in respect of £1 Preference Shares other than the institution of proceedings for the winding-up of Barclays Bank PLC and/or proving in such winding-up.

On a winding-up or other return of capital (other than a redemption or purchase by Barclays Bank PLC of any of its issued shares, or a reduction of share capital, permitted by the Articles of Barclays Bank PLC and under applicable law), the assets of Barclays Bank PLC available to shareholders shall be applied in priority to any payment to the holders of ordinary shares and any other class of shares in the capital of Barclays Bank PLC then in issue ranking junior to the £1 Preference Shares on such a return of capital and pari passu on such a return of capital with the holders of any other class of shares in the capital of Barclays Bank PLC then in issue (other than any class of shares in the capital of Barclays Bank PLC then in issue ranking in priority to the £1 Preference Shares on a winding-up or other such return of capital), in payment to the holders of the £1 Preference Shares of a sum equal to the aggregate of: (1) an amount equal to the dividends accrued thereon for the then current dividend period (and any accumulated arrears thereof) to the date of the commencement of the winding-up or other such return of capital; and (2) an amount equal to £1 per £1 Preference Share. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the £1 Preference Shares will have no right or claim to any of the remaining assets of Barclays Bank PLC and will not be entitled to any further participation in such return of capital.

The £1 Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, subject to the Companies Act 2006 and its Articles. Holders of the £1 Preference Shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC.

Euro Preference Shares
140,000 Euro non-cumulative callable preference shares of €100 each (the Euro Preference Shares) were issued on 15 March 2005 for a consideration of €1,383.3m (£966.7m), of which the nominal value was €14m and the balance was share premium. The Euro Preference Shares entitled the holders thereof to receive Euro non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, annually at a fixed rate of 4.75% per annum on the amount of €10,000 per preference share until 15 March 2020, and since 15 March 2020 quarterly at a rate reset quarterly equal to 0.71% per annum above the Euro interbank offered rate for three-month Euro deposits. The board of directors of Barclays Bank PLC may resolve, in its absolute discretion, not to pay in full, or at all, the dividend on the Euro Preference Shares in respect of a particular dividend period.

The Euro Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on each dividend payment date at €10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

US Dollar Preference Shares
100,000 US Dollar non-cumulative callable preference shares of $100 each (the US Dollar Preference Shares), represented by 100,000 American Depositary Shares, Series 1, were issued on 8 June 2005 for a consideration of $995.4m (£548.1m), of which the nominal value was $10m and the balance was share premium. The US Dollar Preference Shares entitle the holders thereof to receive US Dollar non-cumulative cash dividends out of distributable profits of Barclays Bank PLC, semi-annually at a fixed rate of 6.278% per annum on the amount of $10,000 per preference share until 15 December 2034, and thereafter quarterly at a rate reset quarterly equal to 1.55% per annum above the London interbank offered rate for three-month US Dollar deposits. The board of directors of Barclays Bank PLC may resolve, for any reason and in its absolute discretion, not to declare or pay in full or in part any dividends on the US Dollar Preference Shares in respect of a particular dividend period.

The US Dollar Preference Shares are redeemable at the option of Barclays Bank PLC, in whole but not in part only, on 15 December 2034, and on each dividend payment date thereafter at $10,000 per share plus any dividends accrued for the then current dividend period to the date fixed for redemption.

No redemption or purchase of any Euro Preference Shares and US Dollar Preference Shares (together, the Preference Shares) may be made by Barclays Bank PLC without the prior consent of the PRA and any such redemption will be subject to the Companies Act 2006 and the Articles of Barclays Bank PLC.

On a winding-up of Barclays Bank PLC or other return of capital (other than a redemption or purchase of shares of Barclays Bank PLC, or a reduction of share capital), a holder of Preference Shares will rank in the application of assets of Barclays Bank PLC available to shareholders: (1) junior to the holder of any shares of Barclays Bank PLC in issue ranking in priority to the Preference Shares; (2) equally in all respects with holders of other preference shares and any other shares of Barclays Bank PLC in issue ranking pari passu with the Preference Shares; and (3) in priority to the holders of ordinary shares and any other shares of Barclays Bank PLC in issue ranking junior to the Preference Shares.

The holders of the £13m 6% Callable Perpetual Core Tier One Notes and the $179m 6.86% Callable Perpetual Core Tier One Notes of Barclays Bank PLC (together, the TONs) and the holders of the £35m 5.3304% Step-up Callable Perpetual Reserve Capital Instruments of Barclays Bank PLC (the RCIs) would, for the purposes only of calculating the amounts payable in respect of such securities on a winding-up of Barclays Bank PLC, subject to limited exceptions and to the extent that the TONs and the RCIs are then in issue, rank pari passu with the holders of the most senior class or classes of preference shares then in issue in the capital of Barclays Bank PLC. Accordingly, the holders of the preference shares would rank equally with the holders of such TONs and RCIs on such a winding-up of Barclays Bank PLC (unless one or more classes of shares of Barclays Bank PLC ranking in priority to the preference shares are in issue at the time of such winding-up, in which event the holders of such TONs and RCIs would rank equally with the holders of such shares and in priority to the holders of the preference shares).

Subject to such ranking, in such event, holders of the preference shares will be entitled to receive out of assets of Barclays Bank PLC available for distributions to shareholders, liquidating distributions in the amount of €10,000 per Euro Preference Share and $10,000 per US Dollar Preference Share, plus, in each case, an amount equal to the accrued dividend for the then current dividend period to the date of the commencement of the winding-up or other such return of capital.

If a dividend is not paid in full on any preference shares on any dividend payment date, then a dividend restriction shall apply. This dividend restriction will mean that neither Barclays Bank PLC nor Barclays PLC may (a) declare or pay a dividend (other than payment by Barclays PLC of a final dividend declared by its shareholders prior to the relevant dividend payment date, or a dividend paid by Barclays Bank PLC to Barclays PLC) on any of their respective ordinary shares, other preference shares or other share capital or (b) redeem, purchase, reduce or otherwise acquire any of their respective share capital, other than shares of Barclays Bank PLC held by Barclays PLC or a wholly owned subsidiary, until the earlier of: (1) the date on which Barclays Bank PLC next declares and pays in full a preference share dividend; and (2) the date on or by which all the preference shares are redeemed in full or purchased by Barclays Bank PLC.

Holders of the preference shares are not entitled to receive notice of, or to attend, or vote at, any general meeting of Barclays Bank PLC. Barclays Bank PLC is not permitted to create a class of shares ranking as regards participation in the profits or assets of Barclays Bank PLC in priority to the preference shares, save with the sanction of a special resolution of a separate general meeting of the holders of the preference shares (requiring a majority of not less than three-fourths of the holders of the preference shares voting at the separate general meeting) or with the consent in writing of the holders of three-fourths of the preference shares.

Except as described above, the holders of the preference shares have no right to participate in the surplus assets of Barclays Bank PLC.

Other equity instruments
Other equity instruments of £8,621m (2019: £8,323m) include AT1 securities issued to Barclays PLC. Barclays PLC uses funds from its own market issuance of AT1 securities to purchase AT1 securities from the Barclays Bank Group. The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date.

In 2020, there was one issuance of AT1 instruments, in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (2019: three issuances) totalling £1,134m (2019: £2,302m). There was also one redemption in 2020 (2019: two redemptions) totalling £836m (2019: £1,574m).

AT1 equity instruments
		2020	2019
	Initial call date	£m	£m
AT1 equity instruments - Barclays Bank Group
8.0% Perpetual Subordinated Contingent Convertible Securities (EUR 1,000m)	2020	-	836
7.875% Perpetual Subordinated Contingent Convertible Securities	2022	1,000	1,000
7.875% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2022	1,136	1,136
7.25% Perpetual Subordinated Contingent Convertible Securities	2023	500	500
7.75% Perpetual Subordinated Contingent Convertible Securities (USD 2,500m)	2023	1,925	1,925
5.875% Perpetual Subordinated Contingent Convertible Securities	2024	623	623
8% Perpetual Subordinated Contingent Convertible Securities (USD 2,000m)	2024	1,509	1,509
7.125% Perpetual Subordinated Contingent Convertible Securities	2025	299	299
6.375% Perpetual Subordinated Contingent Convertible Securities	2025	495	495
6.125% Perpetual Subordinated Contingent Convertible Securities (USD 1,500m)	2025	1,134	-
Total AT1 equity instruments		8,621	8,323

28	Reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Barclays Bank Group net investment in foreign operations, net of the effects of hedging.

Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the changes in the fair value of fair value through other comprehensive income investments since initial recognition.

Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

Other reserves and other shareholders’ equity
Other reserves relate to redeemed ordinary and preference shares issued by the Barclays Bank Group.

Included in other shareholders’ equity are capital notes which bear interest at rates fixed periodically in advance, based on London interbank rates. These notes are repayable at the option of the Barclays Bank PLC, in whole on any interest payment date. Barclays Bank PLC is not obliged to make a payment of interest on its capital notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC.

	Barclays Bank Group
	2020	2019
	£m	£m
Currency translation reserve	2,736	3,383
Fair value through other comprehensive income reserve	244	(139)
Cash flow hedging reserve	1,181	388
Own credit reserve	(954)	(373)
Other reserves and other shareholders' equity	(24)	(24)
Total	3,183	3,235

	Barclays Bank PLC
	2020	2019
	£m	£m
Currency translation reserve	140	659
Fair value through other comprehensive income reserve	248	(141)
Cash flow hedging reserve	1,191	403
Own credit reserve	(875)	(315)
Other reserves and other shareholders' equity	72	72
Total	776	678

31	Pensions and post-retirement benefits
Accounting for pensions and post-retirement benefits
The Barclays Bank Group operates a number of pension schemes and post-employment benefit schemes.

Defined contribution schemes – the Barclays Bank Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Barclays Bank Group recognises its obligations to members of each scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test.

Each scheme’s obligations are calculated using the projected unit credit method. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the scheme, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on scheme assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefit schemes – the cost of providing healthcare benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Barclays Bank Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes
UK Retirement Fund (UKRF)
The UKRF is the Barclays Bank Group’s main scheme, representing 97% of the Barclays Bank Group’s total retirement benefit obligations. Barclays Bank PLC is the principal employer of the UKRF. The UKRF was closed to new entrants on 1 October 2012, and comprises 10 sections, the two most significant of which are:

●
Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An increase of up to 2% a year may also be added at Barclays Bank PLC’s discretion. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that the Barclays Bank Group runs in relation to Afterwork are limited although additional contributions are required if pre-retirement investment returns are not sufficient to provide for the benefits.

●
The 1964 Pension Scheme. Most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010, members became eligible to accrue future service benefits in either Afterwork or the Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions.
The risks that the Barclays Bank Group runs in relation to the 1964 section are typical of final salary pension schemes, principally that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)
The BPSP is a defined contribution scheme providing benefits for all new UK hires from 1 October 2012, BPSP is not subject to the same investment return, inflation or life expectancy risks for the Barclays Bank Group that defined benefit schemes are.
Members’ benefits reflect contributions paid and the level of investment returns achieved.

Other
Apart from the UKRF and the BPSP, the Barclays Bank Group operates a number of smaller pension and long-term employee benefits and post-retirement health care plans globally, the largest of which are the US defined benefit schemes. Many of the schemes are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided, the approach to funding, and the legal basis of the schemes, reflect local environments.

Governance
The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Barclays Bank Group.

The Trustee Board comprises six Management Directors selected by Barclays Bank PLC, of whom three are independent Directors with no relationship with the Barclays Bank Group (and who are not members of the UKRF), plus three Member Nominated Directors selected from eligible active members of the UKRF, deferred members or pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to the Barclays Bank Group’s other pension schemes, depending on local legislation.

Amounts recognised
The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Barclays Bank Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

Income statement charge
	2020	2019
	£m	£m
Current service cost	53	58
Net finance cost	(40)	(48)
Past service cost	(4)	–
Other movements	–	1
Total	9	11

The Barclays Bank PLC is the principal employer of the UKRF and hence Scheme Assets and Defined Benefit Obligations relating to the UKRF are recognised within the Barclays Bank Group. Barclays Bank UK Plc and Barclays Execution Services Limited are participating employers in the UKRF and their share of the UKRF service cost is borne by them. Of the £232m current service cost in the table on the next page, £93m relates to Barclays Bank UK Plc and £86m relates to Barclays Execution Services Limited. While the entire current service cost is accounted for in the Barclays Bank Group on balance sheet, the income statement charge is accounted for across all the participating employers.

Balance sheet reconciliation	2020		2019
	Barclays Bank Group Total	Of which relates to UKRF	Barclays Bank Group Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(30,298)	(29,304)	(28,237)	(27,301)
Current service cost	(232)	(217)	(226)	(210)
Interest costs on scheme liabilities	(573)	(549)	(747)	(718)
Past service cost	4	-	-	-
Remeasurement (loss)/gain - financial	(3,439)	(3,358)	(3,087)	(2,964)
Remeasurement (loss)/gain - demographic	(281)	(286)	223	214
Remeasurement (loss)/gain - experience	243	237	277	266
Employee contributions	(5)	(1)	(5)	(1)
Benefits paid	1,406	1,370	1,459	1,410
Exchange and other movements	44	-	45	-
Benefit obligation at end of the year	(33,131)	(32,108)	(30,298)	(29,304)
Fair value of scheme assets at beginning of the year	32,093	31,362	29,722	29,036
Interest income on scheme assets	613	595	795	774
Employer contribution	265	248	755	731
Settlements	-	-	(2)	-
Remeasurement - return on plan assets greater than discount rate	3,411	3,328	2,312	2,230
Employee contributions	5	1	5	1
Benefits paid	(1,406)	(1,370)	(1,459)	(1,410)
Exchange and other movements	(268)	(249)	(35)	-
Fair value of scheme assets at the end of the year	34,713	33,915	32,093	31,362
Net surplus/(deficit)	1,582	1,807	1,795	2,058
Retirement benefit assets	1,814	1,807	2,108	2,058
Retirement benefit liabilities	(232)	-	(313)	-
Net retirement benefit assets/(liabilities)	1,582	1,807	1,795	2,058

Balance sheet reconciliation
	2020		2019
	Barclays Bank PLC Total	Of which relates to UKRF	Barclays Bank PLC Total	Of which relates to UKRF
	£m	£m	£m	£m
Benefit obligation at beginning of the year	(29,462)	(29,304)	(27,635)	(27,301)
Current service cost	(220)	(217)	(212)	(210)
Interest costs on scheme liabilities	(552)	(549)	(721)	(718)
Remeasurement (loss)/gain - financial	(3,367)	(3,358)	(2,987)	(2,964)
Remeasurement (loss)/gain - demographic	(286)	(286)	211	214
Remeasurement (loss)/gain - experience	240	237	275	266
Employee contributions	(1)	(1)	(1)	(1)
Benefits paid	1,373	1,370	1,427	1,410
Exchange and other movements	5	-	181	-
Benefit obligation at end of the year	(32,270)	(32,108)	(29,462)	(29,304)
Fair value of scheme assets at beginning of the year	31,420	31,362	29,259	29,036
Interest income on scheme assets	596	595	774	774
Employer contribution	251	248	740	731
Remeasurement - return on plan assets greater than discount rate	3,329	3,328	2,228	2,230
Employee contributions	1	1	1	1
Benefits paid	(1,373)	(1,370)	(1,427)	(1,410)
Exchange and other movements	(246)	(249)	(155)	-
Fair value of scheme assets at the end of the year	33,978	33,915	31,420	31,362
Net surplus/(deficit)	1,708	1,807	1,958	2,058
Retirement benefit assets	1,812	1,807	2,062	2,058
Retirement benefit liabilities	(104)	-	(104)	-
Net retirement benefit assets/(liabilities)	1,708	1,807	1,958	2,058

Included within the Barclays Bank Group’s benefit obligation was £866m (2019: £760m) relating to overseas pensions and £157m (2019: £166m) relating to other post-employment benefits.

As at 31 December 2020, the UKRF’s scheme assets were in surplus versus IAS 19 obligations by £1,807m (2019: £2,058m). The movement for the UKRF was driven by a net decrease in the discount rate and changes to pension increase assumptions, offset partially by higher than assumed asset returns. During the year the UKRF invested in £250m of non-transferable listed senior gilt-backed notes for £750m, partially financed by £500m deficit contributions (the “Heron 2” transaction). The net impact of £250m on plan assets is shown as an outflow under “Exchange and other movements”; further details of Heron 2 can be found on page 245.

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 17 years. The UKRF expected benefits are projected to be paid out for in excess of 50 years, although 25% of the total benefits are expected to be paid in the next 10 years; 30% in years 11 to 20 and 25% in years 20 to 30. The remainder of the benefits are expected to be paid beyond 30 years.

 Of the £1,370m (2019: £1,410m) UKRF benefits paid out, £520m (2019: £580m) related to transfers out of the fund.

Where a scheme’s assets exceed its obligation, an asset is recognised to the extent that it does not exceed the present value of future contribution holidays or refunds of contributions (the asset ceiling). In the case of the UKRF the asset ceiling is not applied as, in certain specified circumstances such as wind-up, the Barclays Bank Group expects to be able to recover any surplus. Similarly, a liability in respect of future minimum funding requirements is not recognised. The UKRF Trustee does not have a substantive right to augment benefits, nor does it have the right to wind up the plan except in the dissolution of Barclays Bank PLC or termination of contributions by Barclays Bank PLC. The application of the asset ceiling to other plans and recognition of additional liabilities in respect of future minimum funding requirements are considered on an individual plan basis.

Critical accounting estimates and judgements
Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions. Below is a summary of the main financial and demographic assumptions adopted for the UKRF.

Key UKRF financial assumptions	2020	2019
	% p.a.	% p.a.
Discount rate	1.29	1.92
Inflation rate (RPI)	2.99	3.02

The UKRF discount rate assumption for 2020 was based on a standard Willis Towers Watson RATE Link model. The UKRF discount rate assumption for 2019 was based on a variant of the standard Willis Towers Watson RATE Link model that included all bonds rated AA by at least one of the four major ratings agencies, and assumed that forward rates after year 30 were flat. The change in discount rate methodology as at 31 December 2020 led to a remeasurement gain of £1.2bn. The RPI inflation assumption for 2020 was set by reference to the Bank of England’s implied inflation curve. The inflation assumption incorporates a deduction of 20 basis points as an allowance for an inflation risk premium. The methodology used to derive the inflation assumptions is consistent with that used at the prior year end.

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2019 of the UKRF’s own post-retirement mortality experience, and taking account of recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2019 core projection model published by the Continuous Mortality Investigation Bureau subject to a long-term trend of 1.5% per annum in future improvements. The methodology used is consistent with the prior year end, except that the 2018 core projection model was used at 2019. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the past three years.

Assumed life expectancy	2020	2019	2018
Life expectancy at 60 for current pensioners (years)
– Males	27.2	27.1	27.7
– Females	29.4	29.3	29.4
Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	29.0	28.9	29.2
– Females	31.2	31.1	31.0

On 11 December 2020, the UKRF entered into a £5bn longevity swap to hedge around a quarter of current pensioner liabilities against unexpected increases in life expectancy. The swap will form part of the UKRF’s investment portfolio and provide income in the event that pensions are paid out for longer than expected. The UKRF Trustee established a Guernsey based captive insurer (Barclays UKRF No.1 IC Limited) to act as an insurance intermediary between the UKRF and swap provider. The swap is not included directly within the balance sheet of Barclays Bank Group as it is an asset of the UKRF. At 31 December 2020, the swap is valued at nil fair value as it is considered to remain at fair market value for both parties over the very limited period from 11 December 2020 to 31 December 2020.

Sensitivity analysis on actuarial assumptions
The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays Bank Group expressing any specific view of the probability of such movements happening.

Change in key assumptions
	2020	2019
	(Decrease)/Increase in UKRF defined benefit obligation	(Decrease)/Increase in UKRF defined benefit obligation
	£bn	£bn
Discount rate
0.50% p.a. increase	(2.5)	(2.3)
0.25% p.a. increase	(1.3)	(1.2)
0.25% p.a. decrease	1.4	1.2
0.50% p.a. decrease	2.9	2.6
Assumed RPI
0.50% p.a. increase	1.8	1.5
0.25% p.a. increase	0.9	0.8
0.25% p.a. decrease	(0.9)	(0.7)
0.50% p.a. decrease	(1.8)	(1.4)
Life expectancy at 60
One year increase	1.2	1.0
One year decrease	(1.2)	(1.0)

Assets
A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, among other aims, that investments are adequately diversified.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the assets held by the schemes, with any derivative holdings reflected on a fair value basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Barclays Bank Group Total				Of which relates to UKRF
	Quoteda	Unquoteda	Value	% of total fair value of scheme assets	Quoteda	Unquoteda	Value	% of total fair value of scheme assets
	£m	£m	£m	%	£m	£m	£m	%
As at 31 December 2020
Equities	567	1,498	2,065	6.0	378	1,498	1,876	5.5
Private equities	-	2,233	2,233	6.4	-	2,233	2,233	6.6
Bonds - fixed government	4,205	110	4,315	12.4	3,932	110	4,042	11.9
Bonds - index-linked government	10,706	1,014	11,720	33.8	10,697	1,014	11,711	34.5
Bonds - corporate and other	7,439	1,678	9,117	26.3	7,214	1,678	8,892	26.2
Property	10	1,416	1,426	4.1	-	1,416	1,416	4.2
Infrastructure	-	1,812	1,812	5.2	-	1,812	1,812	5.3
Cash and liquid assets	64	1,830	1,894	5.5	46	1,830	1,876	5.5
Mixed investment funds	9	-	9	–	-	-	-	-
Other	14	108	122	0.4	-	57	57	0.2
Fair value of scheme assets	23,014	11,699	34,713	100.0	22,267	11,648	33,915	100.0

As at 31 December 2019b
Equities	942	1,568	2,510	7.8	768	1,568	2,336	7.4
Private equities	-	2,083	2,083	6.5	-	2,083	2,083	6.6
Bonds - fixed government	3,574	300	3,874	12.1	3,303	299	3,602	11.5
Bonds - index-linked government	10,355	681	11,036	34.4	10,345	682	11,027	35.2
Bonds - corporate and other	6,260	2,297	8,557	26.7	6,069	2,295	8,364	26.7
Property	11	1,633	1,644	5.1	-	1,633	1,633	5.2
Infrastructure	-	1,558	1,558	4.9	-	1,558	1,558	5.0
Cash and liquid assets	596	170	766	2.4	576	169	745	2.4
Other	-	65	65	0.2	-	14	14	–
Fair value of scheme assets	21,738	10,355	32,093	100.0	21,061	10,301	31,362	100.0

Analysis of scheme assets
	Barclays Bank PLC Total				Of which relates to UKRF
			Value	% of total fair value of scheme assets			Value	% of total fair value of scheme assets
	Quoteda	Unquoteda	£m	%	Quoteda	Unquoteda	£m	%
As at 31 December 2020
Equities	390	1,498	1,888	5.6	378	1,498	1,876	5.5
Private equities	-	2,233	2,233	6.6	-	2,233	2,233	6.6
Bonds - fixed government	3,950	110	4,060	12.0	3,932	110	4,042	11.9
Bonds - index-linked government	10,698	1,014	11,712	34.5	10,697	1,014	11,711	34.5
Bonds - corporate and other	7,230	1,678	8,908	26.2	7,214	1,678	8,892	26.2
Property	-	1,416	1,416	4.2	-	1,416	1,416	4.2
Infrastructure	-	1,812	1,812	5.3	-	1,812	1,812	5.3
Cash and liquid assets	48	1,830	1,878	5.5	46	1,830	1,876	5.5
Mixed Investment Funds	-	-	-	-	-	-	-	-
Other	-	71	71	0.2	-	57	57	0.2
Fair value of scheme assets	22,316	11,662	33,978	100.0	22,267	11,648	33,915	100.0

As at 31 December 2019b
Equities	778	1,568	2,346	7.5	768	1,568	2,336	7.4
Private equities	-	2,083	2,083	6.6	-	2,083	2,083	6.6
Bonds - fixed government	3,321	299	3,620	11.5	3,303	299	3,602	11.5
Bonds - index-linked government	10,346	682	11,028	35.1	10,345	682	11,027	35.2
Bonds - corporate and other	6,084	2,295	8,379	26.7	6,069	2,295	8,364	26.7
Property	-	1,633	1,633	5.2	-	1,633	1,633	5.2
Infrastructure	-	1,558	1,558	5.0	-	1,558	1,558	5.0
Cash and liquid assets	579	170	749	2.4	576	169	745	2.4
Other	-	24	24	0.1	-	14	14	–
Fair value of scheme assets	21,108	10,312	31,420	100.0	21,061	10,301	31,362	100.0

a
Valuations on unquoted assets are provided by the underlying managers or qualified independent valuers. Valuations on complex instruments are based on UKRF custodian valuations. All valuations are determined in accordance with relevant industry guidance.

b	Analysis of scheme assets for 2019 is restated with a quoted/unquoted split.

Included within the fair value of scheme assets were nil (2019: nil) relating to shares in Barclays PLC and nil (2019: nil) relating to bonds issued by Barclays PLC or Barclays Bank Group. The UKRF also invests in pooled investment vehicles which may hold shares or debt issued by Barclays PLC.

The UKRF assets above do not include the Senior Notes asset referred to in the section below on Triennial Valuation, as these are non-transferable instruments and not recognised under IAS19.

Approximately 45% of the UKRF assets are invested in liability-driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Triennial Valuation
The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit contributions paid over the year.

The main differences between the funding and accounting assumptions are a different approach to setting the discount rate and a more conservative longevity assumption for funding.

The deficit reduction contributions agreed with the UKRF Trustee as part of the 30 September 2019 triennial valuation recovery plan are shown in the table below.

Deficit reduction contributions under the
30 September 2019 valuation
Year	£m
Cash paid:
2020	500
Future commitments:
2021	700
2022	294
2023	286
2024 - 2026	-

On 12 June 2020, Barclays Bank PLC paid the £500m deficit reduction contribution agreed for 2020 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £750m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash in three equal tranches in 2023, 2024, and at final maturity in 2025. The Senior Notes were issued by Heron Issuer Number 2 Limited (Heron 2), an entity that is consolidated within the Barclays Bank Group under IFRS 10. As a result of the investment in Senior Notes, the regulatory capital impact of the £500m deficit reduction contribution paid on 12 June 2020 takes effect in 2023, 2024 and 2025 on maturity of the notes. As the UKRF's investment in the Senior Notes does not qualify as a plan asset under IAS 19, the £500m deficit reduction contribution does not appear in the IAS19 plan assets nor as an employer contribution as at 31 December 2020, and the additional £250m scheme investment appears as an outflow in the balance sheet reconciliation under 'Exchange and other movements’. The £250m additional investment by the UKRF in the Senior Notes has a positive capital impact in 2020 which is reduced equally in 2023, 2024 and 2025 on the maturity of the notes. Heron 2 acquired a total of £750m of gilts from Barclays Bank PLC for cash to support payments on the senior notes. A transaction with a similar structure was agreed as part of the 2019 triennial actuarial valuation. On 11 December 2019, Barclays Bank PLC paid the £500m deficit reduction contribution agreed for 2019 and at the same time the UKRF subscribed for non-transferrable listed senior fixed rate notes for £500m, backed by UK gilts (the Senior Notes). These Senior Notes entitle the UKRF to semi-annual coupon payments for five years, and full repayment in cash at maturity in 2024. As the UKRF's investment in these Senior Notes does not qualify as a plan asset under IAS 19, the 2019 £500m deficit reduction contribution also does not appear in the IAS19 plan assets. No liability is recognised under IAS19 for the obligation to make deficit reduction contributions or to repay the Senior Notes, as settlement gives rise to both a reduction in cash and a corresponding increase in net defined benefit assets.

The deficit reduction contributions are in addition to the regular contributions to meet the Barclays Bank Group’s share of the cost of benefits accruing over each year. The next funding valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

Other support measures agreed which remain in place
Collateral – The UKRF Trustee and Barclays Bank PLC have entered into an arrangement whereby a collateral pool has been put in place to provide security for the UKRF funding deficit as it increases or decreases over time. The collateral pool is currently made up of government securities, and agreement was made with the Trustee to cover at least 100% of the funding deficit with an overall cap of £9bn. The arrangement provides the UKRF Trustee with dedicated access to the pool of assets in the event of Barclays Bank PLC not paying a deficit reduction contribution to the UKRF or in the event of Barclays Bank PLC’s insolvency. These assets are included within Note 36 Assets pledged, collateral received and assets transferred.

Support from Barclays PLC – In the event of Barclays Bank PLC not paying a deficit reduction contribution payment required by a specified pre-payment date, Barclays PLC has entered into an arrangement whereby it will be required to use, in first priority, dividends received from Barclays Bank UK PLC (if any) to invest the proceeds in Barclays Bank PLC (up to the maximum amount of the deficit reduction contribution unpaid by Barclays Bank PLC). The proceeds of the investment will be used to discharge Barclays Bank PLC’s unpaid deficit reduction contribution.

Participation – As permitted under the Financial Services and Markets Act 2000 (Banking Reform) (Pensions) Regulations 2015, Barclays Bank UK PLC is a participating employer in the UKRF and will remain so during a transitional phase until September 2025 as set out in a deed of participation. Barclays Bank UK PLC will make contributions for the future service of its employees who are currently Afterwork members and, in the event of Barclays Bank PLC’s insolvency during this period provision has been made to require Barclays Bank UK PLC to become the principal employer of the UKRF. Barclays Bank PLC’s Section 75 debt would be triggered by the insolvency (the debt would be calculated after allowing for the payment to the UKRF of the collateral above).

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2020	748
2019	1,231
2018	741

There were nil (2019: nil) Section 75 contributions included within the Barclays Bank Group’s contributions paid as no participating employers left the UKRF in 2020.

The Barclays Bank Group’s expected contribution to the UKRF in respect of defined benefits in 2021 is £783m (2020: £560m). In addition, the expected contributions to UK defined contribution schemes in 2021 is £9m (2020: £7m) to the UKRF and £47m (2020: £41m) to the BPSP.

37	Related party transactions and Directors’ remuneration
Related party transactions
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both.

Parent company
The parent company, which is also the ultimate parent company, is Barclays PLC, which holds 100% of the issued ordinary shares of Barclays Bank PLC.

Subsidiaries
Transactions between Barclays Bank PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Barclays Bank Group’s financial statements. A list of the Barclays Bank Group’s principal subsidiaries is shown in Note 32.

Fellow subsidiaries
Transactions between the Barclays Bank Group and other subsidiaries of the parent company also meet the definition of related party transactions.

Associates, joint ventures and other entities
The Barclays Bank Group provides banking services to its associates, joint ventures and the Barclays Bank Group pension funds (principally the UK Retirement Fund), providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Barclays Bank Group companies also provide investment management and custodian services to the Barclays Bank Group pension schemes. All of these transactions are conducted on the same terms as third party transactions. Summarised financial information for the Barclays Bank Group’s investments in associates and joint ventures is set out in Note 34.

Amounts included in the Barclays Bank Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m
For the year ended and as at 31 December 2020
Total income	(606)	41	-	-	3
Credit impairment charges	-	-	-	-	-
Operating expenses	(62)	(2,937)	-	-	(1)
Total assets	6,803	1,917	-	-	4
Total liabilities	25,819	3,954	66	-	69
For the year ended and as at 31 December 2019
Total income	(717)	53	-	12	3
Credit impairment charges	-	-	-	-	-
Operating expenses	(90)	(3,023)	(5)	-	-
Total assets	2,097	2,165	-	1,303	3
Total liabilities	24,876	1,600	-	-	75

Total liabilities includes derivatives transacted on behalf of the pensions funds of £13m (2019: £6m).
Amounts included in Barclays Bank PLC’s financial statements, in aggregate, by category of related party entity are as follows:

	Parent	Subsidiaries	Fellow subsidiaries	Associates	Joint ventures	Pension funds
	£m	£m	£m	£m	£m	£m
As at 31 December 2020
Total assets	4,317	272,845	1,899	-	-	-
Total liabilities	25,368	196,405	3,892	66	-	63
As at 31 December 2019
Total assets	2,096	209,910	2,155	-	1,303	-
Total liabilities	24,876	147,472	1,480	-	-	72

It is the normal practice of Barclays Bank PLC to provide its subsidiaries with support and assistance by way of guarantees, indemnities, letters of comfort and commitments, as may be appropriate, with a view to enabling them to meet their obligations and to maintain their good standing, including commitment of capital and facilities. For dividends paid to Barclays PLC see Note 10.

Key Management Personnel
Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays Bank PLC (directly or indirectly) and comprise the Directors and Officers of Barclays Bank PLC, certain direct reports of the Chief Executive Officer and the heads of major business units and functions.

The Barclays Bank Group provides banking services to Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2020	2019
	£m	£m
As at 1 January	-	14.6
Loans issued during the yeara	-	0.1
Loan repayments during the yearb	-	(14.7)
As at 31 December	-	-

Notes
a	Includes loans issued to existing Key Management Personnel and new or existing loans issued to newly appointed Key Management Personnel.
b	Includes loan repayments by existing Key Management Personnel and loans to former Key Management Personnel.

No allowances for impairment were recognised in respect of loans to Key Management Personnel (or any connected person).

Deposits outstanding
	2020	2019
	£m	£m
As at 1 January	4.2	2.9
Deposits received during the yeara	13.3	11.5
Deposits repaid during the yearb	(14.1)	(10.2)
As at 31 December	3.4	4.2

Notes
a	Includes deposits received from existing Key Management Personnel and new or existing deposits received from newly appointed Key Management Personnel.
b	Includes deposits repaid by existing Key Management Personnel and deposits of former Key Management Personnel.

Total commitments outstanding
Total commitments outstanding refer to the total of any undrawn amounts on credit card and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding as at 31 December 2020 were £0.2m (2019: £0.1m).

All loans to Key Management Personnel (and persons connected to them) were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons; and did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Key Management Personnel
Total remuneration awarded to Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Key Management Personnel.

	2020	2019
	£m	£m
Salaries and other short-term benefits	37.5	37.6
Pension costs	0.1	0.2
Other long-term benefits	7.2	9.1
Share-based payments	12.4	14.2
Employer social security charges on emoluments	6.0	6.0
Costs recognised for accounting purposes	63.2	67.1
Employer social security charges on emoluments	(6.0)	(6.0)
Other long-term benefits – difference between awards granted and costs recognised	0.4	(1.0)
Share-based payments – difference between awards granted and costs recognised	1.3	(0.7)
Total remuneration awarded	58.9	59.4

Disclosure required by the Companies Act 2006
The following information regarding the Barclays Bank PLC Board of Directors is presented in accordance with the Companies Act 2006:

	2020	2019
	£m	£m
Aggregate emolumentsa	6.4	7.6
Amounts paid under LTIPsb	-	0.2
	6.4	7.8

Notes
a
The aggregate emoluments include amounts paid for the 2020 year. In addition, deferred cash and share awards for 2020 with a total value at grant of £0.6m (2019: £1.9m) will be made to Directors which will only vest subject to meeting certain conditions.

b	No LTIP amounts were received by the Executive Directors in 2020 as the release of the first tranche of the 2017-2019 LTIP was delayed from June 2020 to March 2021.

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2019: £11,932). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2020, there were no Directors accruing benefits under a defined benefit scheme (2019: nil).

The aggregate amount of compensation payable to departing officers in respect of loss of office was £1,850,713.

Of the figures in the table above, the amounts attributable to the highest paid Director in respect of qualifying services are as follows:

	2020	2019
	£m	£m
Aggregate emolumentsa	3.0	3.2
Amounts paid under LTIPs	-	-
	3.0	3.2

Note
a
The aggregate emoluments include amounts paid for the 2020 year. In addition, a deferred share award for 2020 with a value at grant of £0.4m (2019: £1.2m) will be made to the highest paid Director which will only vest subject to meeting certain conditions.

There were no actual pension contributions to defined contribution schemes on behalf of the highest paid Director (2019: £nil). There were no notional pension contributions to defined contribution schemes.

Advances and credit to Directors and guarantees on behalf of Directors
In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2020 to persons who served as Directors during the year was £nil (2019: £nil). The total value of guarantees entered into on behalf of Directors during 2020 was £nil (2019: £nil).

38	Discontinued operations and assets included in disposal groups classified as held for sale and associated liabilities
Accounting for non-current assets held for sale and associated liabilities
The Barclays Bank Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

A component of the Barclays Bank Group that has either been disposed of or is classified as held for sale is presented as a discontinued operation if it represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of the separate major line or geographical area of operations, or if it is a subsidiary acquired exclusively with a view to re-sale.

Barclays Bank Group
During the year, Barclays Bank PLC sold its investments in Barclaycard International Payments Limited, Entercard Group AB, Carnegie Holdings Limited and Barclays Mercantile Business Finance Limited to Barclays Principal Investments Limited, a fellow Barclays PLC Group company, at their fair values of £102m, £292m, £188m and £154m respectively. Barclays Bank PLC recorded profit on disposal of £56m, £192m, £133m and £23m in respect of these transactions. The Barclays Bank Group recorded profit on disposal of £45m, £13m, £57m and £11m.

UK banking business
Following the court approval of the ring-fencing transfer scheme on 9 March 2018, the UK banking business largely comprising Personal Banking, Barclaycard Consumer UK and Business Banking customers, and related assets and liabilities was transferred to Barclays Bank UK PLC on 1 April 2018, to meet the regulatory ring-fencing requirement under the Financial Services (Banking Reform) Act 2013 and related legislation. Following the transfer of the UK banking business, Barclays Bank PLC transferred the equity ownership in Barclays Bank UK PLC to Barclays PLC through a dividend in specie on the same day. Accordingly, Barclays Bank UK PLC ceased to be a subsidiary of Barclays Bank PLC and became a direct subsidiary of the ultimate parent, Barclays PLC.

The results of Barclays Bank UK PLC and its subsidiaries for the three months ended 31 March 2018, the date prior to the transfer of ownership to Barclays PLC, are included in the consolidated financial statements of the Barclays Bank Group.

The transfer of the ownership of Barclays Bank UK PLC to Barclays PLC resulted in a material change to the consolidated financial position and results of the Barclays Bank Group in 2018, in comparison to prior periods. The transfer had no impact on the share capital and share premium of Barclays Bank PLC. Other equity instruments reduced by £2,070m relating to additional tier 1 (AT1) securities transferred to Barclays Bank UK PLC. The fair value through other comprehensive income reserve increased by £16m and retained earnings reduced by £14,187m.

Upon disposal of the equity ownership of Barclays Bank UK PLC on 1 April 2018, the UK banking business met the requirements for presentation as a discontinued operation. As such, the results, which have been presented as the profit after tax in respect of discontinued operations on the face of the Barclays Bank Group income statement, are analysed in the income statement below. In 2018, discontinued operations relating to the UK banking business incurred a loss after tax of £47m. The income statement and cash flow statement below represent three months of results as a discontinued operation to 31 March 2018.

UK banking business disposal group income statement
	2020	2019	2018
For the year ended 31 December	£m	£m	£m
Net interest income	-	-	1,449
Net fee and commission income	-	-	296
Net trading income	-	-	(5)
Net investment income	-	-	6
Other income	-	-	2
Total income	-	-	1,748
Credit impairment charges and other provisions	-	-	(201)
Net operating income	-	-	1,547
Staff costs	-	-	(321)
Administration and general expenses	-	-	(1,135)
Operating expenses	-	-	(1,456)
Profit before tax	-	-	91
Taxation	-	-	(138)
(Loss)/profit after tax	-	-	(47)

Attributable to:
Equity holders of the parent	-	-	(47)
(Loss)/profit after tax	-	-	(47)

The cash flows attributed to the UK banking business discontinued operation are as follows:

	2020	2019	2018
For the year ended 31 December	£m	£m	£m
Net cash flows from operating activities	-	-	(522)
Net cash flows from investing activities	-	-	54
Net (decrease)/increase in cash and cash equivalents	-	-	(468)

Barclays Bank PLC
Following a decision to transfer Barclays PLC Group’s European businesses to Barclays Bank Ireland PLC, Barclays Bank PLC transferred its German business in Q4 2018 and its branches in France, Italy, Netherlands, Portugal, Spain and Sweden in Q1 2019. Throughout 2019, Barclays Bank PLC also transferred positions facing European clients to Barclays Bank Ireland PLC, at the clients’ request.

During 2020, Barclays Bank PLC transferred loans and advances at amortised cost of £361m and trading portfolio assets of £76m to Barclays Bank Ireland PLC, in exchange for cash consideration. Barclays Bank PLC also transferred derivative financial instrument assets of £9,692m and derivative financial instrument liabilities of £12,337m to Barclays Bank Ireland PLC. Concurrently, Barclays Bank PLC entered into new derivative positions with Barclays Bank Ireland PLC to hedge the risk on the transferring positions. Therefore, there was no net impact on the balance sheet of Barclays Bank PLC.

Notes
The term Barclays Bank Group refers to Barclays Bank PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2020 to the corresponding twelve months of 2019 and balance sheet analysis as at 31 December 2020 with comparatives relating to 31 December 2019. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results

The information in this announcement, which was approved by the Board of Directors on 17 February 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006), will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be filed on a Form 20-F to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once filed with the SEC, a copy of the Form 20-F will be available from the Barclays Investor Relations website at home.barclays⁄annualreport and from the SEC’s website at www.sec.gov.

Barclays Bank Group is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays Bank Group expects that from time to time over the coming half year it will meet with investors globally to discuss these results and other matters relating to the Barclays Bank Group.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Bank Group. Barclays Bank Group cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Barclays Bank Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Barclays Bank Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend payout ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by: changes in legislation; the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards; the outcome of current and future legal proceedings and regulatory investigations; future levels of conduct provisions; the policies and actions of governmental and regulatory authorities; the Barclays Bank Group’s ability along with government and other stakeholders to manage and mitigate the impacts of climate change effectively; geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Barclays Bank Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Barclays Bank Group’s control. As a result, the Barclays Bank Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Barclays Bank Group’s forward-looking statements. Additional risks and factors which may impact the Barclays Bank Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

About Barclays
Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website www.barclays.com